TRUSTED AND SECURE

PE 6-30-02

02058594

PENNFED FINANCIAL SERVICES, INC.

Holding Company for Penn Federal Savings Bank

2002 ANNUAL REPORT

CONSOLIDATED FINANCIAL HIGHLIGHTS

(dollars in thousands, except earnings per share)	For the year ended June 30, 2002	2001	2000
Selected Operating Data:			
Income before income taxes	$ 22,619	$ 19,321	$ 19,921
Net income	14,583	12,513	12,870
Diluted earnings per share	1.88	1.55	1.50
Return on average equity	12.59%	10.95%	11.61%
Return on average assets	0.79%	0.72%	0.79%
Net interest rate spread	2.37%	2.06%	2.22%
Net interest margin	2.68%	2.43%	2.57%

	At June 30, 2002	2001	2000
Selected Financial Condition Data:			
Total assets	$1,892,427	$1,849,377	$1,729,219
Loans receivable, net	1,441,260	1,295,492	1,259,248
Investments, net	183,785	333,969	303,026
Mortgage-backed securities, net	169,689	135,606	87,561
Deposits	1,174,507	1,085,335	1,080,350
Total borrowings	527,779	582,105	476,640
Trust Preferred securities, net	44,537	44,461	32,805
Stockholders' equity	118,761	112,530	113,981
Asset Quality Data:			
Total non-performing assets	$ 3,303	$ 2,137	$ 3,049
Non-performing assets to total assets	0.17%	0.12%	0.18%
Allowance for loan losses	$ 5,821	$ 4,248	$ 3,983
Allowance for loan losses to non-performing loans	177.74%	259.50%	146.70%
Regulatory Capital Ratios of the Bank:			
Tangible capital ratio (requirement - 1.50%)	8.37%	7.87%	7.76%
Core capital ratio (requirement - 4.00%)	8.37%	7.87%	7.76%
Risk-based capital ratio (requirement - 8.00%)	15.93%	15.69%	15.50%

Fellow Stockholders:

PennFed Financial Services, Inc. understands the importance of investing in trusted and secure companies. Providing reliable returns has, after all, been our number one priority since going public in 1994.

In fiscal year 2002, we saw continued success, achieving a 21% increase in earnings per share with net income exceeding $14.5 million, or $1.88 per diluted share. This compares to $12.5 million, or $1.55 per diluted share for fiscal year 2001. This has resulted in a return on equity of 12.59% in 2002, compared to 10.95% for the prior fiscal year.

Another measure of the increase in the value of an investment in PennFed is in the Company's stock trading levels. At the end of June 2002, the Company's stock closed at $27.90 – a 21% increase compared to the $23.10 stock closing price at June 30, 2001. More recently, as investor confidence in the stock market has deteriorated and appears to now be recovering, PennFed stock remains strong, with a per share price still higher than a year ago. And, as the investing public continues to look for solid, conservative, ethically responsible and honest companies, we expect that PennFed stock will push even higher.



William C. Anderson, Chairman and Joseph L. LaMonica, President and Chief Executive Officer.

Being conservative, however, does not mean staying static. We recognize the importance of dividend payouts, and as such, have increased the level of dividends twice in the last twelve months – first with the November 2001 payment when the dividend was increased by a penny per share, and again with the August 2002 payment when the dividend was increased by 4 cents per share. The annualized dividend now amounts to 40 cents per share.

LENDING AND INVESTING

PennFed's focus has always been on safe, secure lending and investing. As the new fiscal year begins and more institutions are forced to account for high-risk practices, the sensibility of PennFed's prudent approach becomes ever more understandable.

PennFed continues to be primarily a one- to four-family lender. While such lending is often considered to be less risky, when managed efficiently, it can also provide respectable returns.

We are equally conservative and thorough when it comes to extending commercial and consumer credit. An increasing percentage of our loan portfolio is attributable to these commercial and consumer loans. In fact, the commercial and consumer loan portfolio grew $41 million in 2002 – an 18% increase over 2001. Total loan production in fiscal year 2002 was $680 million, a 63% increase over last year.

This prudent approach to lending results in strong asset quality. At June 30, 2002, non-performing assets represented only 0.17% of total assets. While this number is slightly higher than last year due to a slight increase in residential non-performers, it is still well below that of our peers.


$648M
$380M
2001
2002

In-house loan originations (which exclude purchases) **totaled $648 million** – a 70% increase over originations of $380 million for fiscal 2001. PennFed's commercial and consumer loan portfolios grew $41 million over the year, reflecting an 18% increase.

"PennFed's focus has always been on safe, secure lending and investing."



$481M
$317M
2001 2002

Core deposits, which include checking, savings and money market accounts, **increased $163 million**, or 51%, from June 30, 2001.

Our conservative approach to lending also serves us well when it comes to investing. We do not invest in high-risk stocks. We aggressively pursue the repurchase of our own stock, confident that such repurchases enhance stockholder value. Quite simply, PennFed stock is a secure investment. In fiscal 2002, we repurchased 500,000 shares at prices ranging from $19.25 to $27.14 per share, for a total cost of $11.1 million.



PENN FEDERAL
SAVINGS BANK
Date
Pay to the Order of
Dollars

Commitment to its customers extends beyond customer service and attractive rates. PennFed and its employees take tremendous pride in giving back to the community by participating in not-for-profit events and raising money at the retail level.

DEPOSIT GATHERING

During fiscal 2002, the Company increased its concentration on gathering core deposits. Our diligence in this area resulted in a $35 million or 26% increase in checking and money market balances during the fiscal year. At June 30, 2002, core deposits, including savings accounts, represented more than 40% of total deposits.

It is this focus on gathering core deposits, along with our continued dedication to our customer base that inspires our search for appropriate sites for new branch offices. In fiscal year 2002, PennFed received regulatory approval to open our 22nd and 23rd branches. The first branch will be located in Newark – further strengthening our position in the Ironbound community. The second branch will be in Union – our first branch office in Union County.



Financed By:
PENN FEDERAL
(800) 722-0351
www.pennfsb.com

Helping New Jersey neighborhoods and its families has always been a Penn Federal priority.

In addition, we have made great strides in building our relationships with local businesses due in part to the expansion of our Commercial/Business Banking Group. We are now reaching clients in five New Jersey counties with a strong team of individuals who have a proven track record in providing support for business banking and commercial lending.



The Commercial/Business Banking Group at Penn Federal supports New Jersey businesses by never losing sight of the individual customer.

NON-INTEREST INCOME AND EXPENSES

Non-interest income also saw significant improvement in fiscal 2002. Service charge income increased by 19% over the prior year. Additionally, earnings of $542,000 from the Investment Services at Penn Federal program were more than double the $260,000 recorded the previous year.

The Company's emphasis on expense control and operating efficiencies continues to set us apart from our peers. In fiscal 2002, our expense ratio remained strong at 1.53%. Our efficiency ratio of 50.39%, which included the net gain on sales of loans, also remained well below the industry average.


$16.02
$14.54
2001
2002

Tangible book value per share increased to $16.02 at June 30, 2002, reflecting a 10% improvement from the prior year.

LOOKING AHEAD

Our success in 2002, and the success we anticipate in fiscal 2003 and beyond, continues to be grounded in our ability to grow intelligently while focusing on what we do best: underwriting prudently, investing conservatively and expanding sensibly.

By making wise decisions and patient choices rather than following current trends and over-promising, we will continue to safeguard your investment, providing consistent, reliable returns.

We cannot recap the past year without respectfully acknowledging those who gave their lives in the attack on America of September 11, 2001, as well as those who continue to fight for the freedom of our nation.

Thank you for your confidence and continued interest in PennFed Financial Services, Inc.

Joseph L. LaMonica
President and Chief Executive Officer

William C. Anderson
Chairman

Directors and Officers

DIRECTORS OF PENNFED FINANCIAL SERVICES, INC. AND PENN FEDERAL SAVINGS BANK

William C. Anderson
Chairman of the Board
President,
John Young Co., Inc., Realtors

Amadeu L. Carvalho
Retired Controller,
The Singer Company

Joseph L. LaMonica
President
Chief Executive Officer

Patrick D. McTernan
Senior Executive Vice President
General Counsel
Secretary

Marvin D. Schoonover
Senior Account Executive,
Emar Group, Inc.

Mario Teixeira, Jr.
President,
Buyus Funeral Home, Inc.

PENN FEDERAL SAVINGS BANK OFFICERS

Joseph L. LaMonica*
President
Chief Executive Officer

Jeffrey J. Carfora*
Senior Executive Vice President
Chief Operating Officer

Patrick D. McTernan*
Senior Executive Vice President
General Counsel
Secretary

Claire M. Chadwick*
Executive Vice President
Chief Financial Officer

Executive Vice Presidents

Gary Amitrano*
Barbara A. Flannery*
Maria F. Magurno

Senior Vice Presidents

Laura Beckmeyer
Natale T. Buono, Jr.
Frank Coronato
John J. Cronin, Jr.*
James F. Green
Eileen Grogan
Paul Heilmann
Maria C. Lopes*
Robert Stepien
Patricia A. Sturt

Vice Presidents

Karen Gorto
Galen Hewitt
Donald Jacquin
Marie LaFerrara
Fred Makofka
Anna M. Martins
Raymond Meisch
Ermelinda Mourao
Sonya Nylander
Michael A. Pacio, Jr.
Zelia C. Prata
Phyllis Riccobono
Carminda M. Santos
Barbara A. Shea
Michael Smith
Susan D. Weaver
Harold J. Young
Della A. Zara

*Also officers of PennFed Financial Services, Inc.

PENNFED FINANCIAL SERVICES, INC.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________

Commission file number 0-24040

PENNFED FINANCIAL SERVICES, INC.
(Exact name of registrant as specified in its charter)

Delaware	22-3297339
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
622 Eagle Rock Avenue, West Orange, New Jersey	07052-2989
(Address of principal executive offices)	(Zip Code)
Registrant's telephone number, including area code:	(973) 669-7366

Securities Registered Pursuant to Section 12(b) of the Act:
None

Securities Registered Pursuant to Section 12(g) of the Act:
Common Stock, par value $.01 per share
Common Stock Purchase Rights
(Title of class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such requirements for the past 90 days. YES X NO ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

The aggregate market value of the voting stock held by non-affiliates of the registrant, computed by reference to the closing price of such stock on the Nasdaq National Market as of September 6, 2002, was $177,591,000. (The exclusion from such amount of the market value of the shares owned by any person shall not be deemed an admission by the registrant that such person is an affiliate of the registrant.)

As of September 6, 2002, there were issued and outstanding 7,321,678 shares of the Registrant's Common Stock.

DOCUMENTS INCORPORATED BY REFERENCE

Part III of Form 10-K - Portions of the Proxy Statement for 2002 Annual Meeting of Stockholders.

PART I

Item 1. Business

General

PennFed Financial Services, Inc. ("PennFed" and with its subsidiaries, the "Company"), a Delaware corporation, was organized in March 1994 for the purpose of becoming the savings and loan holding company for Penn Federal Savings Bank ("Penn Federal" or the "Bank") in connection with the Bank's conversion from a federally chartered mutual savings bank to a federally chartered stock savings bank (the "Conversion"). PennFed owns all of the outstanding common stock of the Bank. The Company's common stock is traded on the Nasdaq National Market Tier of the Nasdaq Stock Market under the symbol "PFSB."

PennFed and the Bank are subject to comprehensive regulation, examination and supervision by the Office of Thrift Supervision of the Department of the Treasury ("OTS") and by the Federal Deposit Insurance Corporation ("FDIC"). The Bank is a member of the Federal Home Loan Bank ("FHLB") System. Penn Federal's deposits are insured up to applicable limits by the FDIC.

The Company has been, and intends to continue to be, a community-oriented financial institution offering a variety of financial services to meet the needs of the communities it serves. The Company attracts deposits from the general public and uses these deposits, together with borrowings and other funds, to originate and purchase one- to four-family residential mortgage loans, and, to a lesser extent, to originate commercial and multi-family real estate and consumer loans. See "Originations, Purchases, Sales and Servicing of Loans." The Company also invests in mortgage-backed securities secured by one- to four-family residential mortgages, U.S. government agency obligations and other permissible investments.

The Company offers a variety of deposit accounts having a wide range of interest rates and terms, which generally include savings, money market, and a variety of checking accounts, as well as certificate accounts. The Company generally solicits deposits in its primary market areas.

At June 30, 2002, the Company had total assets of approximately $1.9 billion, deposits of $1.2 billion, borrowings of $528 million and stockholders' equity of $119 million.

At June 30, 2002, the Company's gross loan portfolio totaled $1.4 billion, including $1.2 billion of one- to four-family residential first mortgage loans, $145 million of commercial and multi-family real estate loans and $121 million of consumer loans. In addition, on that date the Company had $170 million of mortgage-backed securities and $209 million of other investment securities and FHLB of New York stock.

At June 30, 2002, nearly all of the Company's first and second mortgage loans (excluding mortgage-backed securities) were secured by properties located in New Jersey. See "Originations, Purchases, Sales and Servicing of Loans." The Company's revenues are derived primarily from interest on loans, mortgage-backed securities and investments, and income from service charges.

Penn Federal, through its wholly-owned subsidiary, Penn Savings Insurance Agency, Inc., offers insurance and uninsured non-deposit investment products to its customers. See "Subsidiary Activities."

In October 1997, Penn Federal formed Ferry Development Holding Company, a Delaware operating subsidiary, to hold and manage an investment portfolio.

PennFed formed PennFed Capital Trust I in fiscal 1998 and PennFed Capital Trust II in fiscal 2001. These two entities are wholly-owned trust subsidiaries, established for the purpose of selling cumulative trust preferred securities.

The administrative offices of the Company are located at 622 Eagle Rock Avenue, West Orange, New Jersey 07052-2989, and the telephone number at that address is (973) 669-7366.

Forward-Looking Statements

When used in this Form 10-K and in future filings by the Company with the Securities and Exchange Commission (the "SEC"), in the Company's press releases or other public or shareholder communications, and in oral statements made with the approval of an authorized executive officer, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties, including, among other things, changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates and demand for loans in the Company's market area, the relationship of short-term interest rates to long-term interest rates, competition and terrorist acts that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The Company wishes to advise readers that the factors listed above, as well as other factors, could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.

The Company will not undertake — and specifically declines any obligation — to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Market Area

The Company's primary market areas are comprised of the Ironbound section of the City of Newark and surrounding urban communities, the suburban Essex County area and selected areas of central/southern New Jersey, which are serviced through 21 full service offices. Penn Federal was organized in the Ironbound section of Newark in 1941 and the home office of the Bank remains there. The Ironbound section of the City of Newark and immediately adjacent communities of East Newark and Harrison are primarily urban blue collar areas with two or more family dwellings and some manufacturing and industry. Deposits at Bank branches in these areas comprise 29% of total Bank deposits at June 30, 2002. The suburban Essex County area consists of communities with predominantly single family homes and a white collar commuter population. Suburban Essex County is the Bank's largest market area, accounting for approximately 43% of total Bank deposits at June 30, 2002. Penn Federal's central/southern New Jersey branches are located in selected areas of Middlesex, Monmouth and northern Ocean counties. The central/southern region branches, with 28% of total Bank deposits at June 30, 2002, serve retirement populations and expanding townhouse, multi-family and single family home developments. The Bank also originates loans secured by properties throughout New Jersey. See "Originations, Purchases, Sales and Servicing of Loans."

Lending Activities

General. The Company primarily originates and purchases fixed and adjustable rate, one- to four-family first mortgage loans. The Company's general policy is to originate and purchase such loans with maturities between 10 and 30 years. The Company underwrites mortgage loans generally using Freddie Mac and Fannie Mae guidelines, although loan amounts may exceed agency limits. A conforming mortgage loan is defined as a mortgage loan that meets all requirements (size, type and age) to be eligible for purchase or securitization by federal agencies, such as Freddie Mac and Fannie Mae. The conforming loan limit is based upon national housing median sales prices. See "Loan Portfolio Composition" and "One- to Four-Family Residential Mortgage Lending."

The Company also originates commercial and multi-family (five units or more) real estate loans and consumer loans. These loans generally reprice more frequently, have shorter maturities and/or have higher yields than fixed rate, one- to four-family mortgage loans.

Residential and consumer loan applications may be approved by various officers up to $1.25 million. Commercial and multi-family real estate loan applications are initially considered and approved by the Senior Vice President of the Commercial/Business Banking Group. Loans greater than $500,000 but less than $750,000 require approval of either the Chief Executive Officer ("CEO") or the Chief Operating Officer ("COO"). Any commercial and multi-family real estate loan or relationship of $750,000 and over must be approved by the Executive Loan Committee which consists of the CEO, COO and certain executive and senior officers. The approval of the Company's Board of Directors is required for all loans or relationships above $1.25 million.

The aggregate amount of loans that the Company is permitted to make under applicable federal regulations to any one borrower, including related entities, or the aggregate amount that the Company could have lent to any one borrower is generally the greater of 15% of unimpaired capital and surplus or $500,000. See "Regulation-Federal Regulation of Savings Associations by the OTS." At June 30, 2002, the maximum amount which the Company could have lent to any one borrower and the borrower's related entities was approximately $24.6 million. The Company's current policy is to limit such loans to a maximum of 50% of the general regulatory limit or $10.0 million, whichever is less. Any exception to this policy requires approval of the Board of Directors. At June 30, 2002, the Company's largest group of loans to one borrower (and any related entities) totaled $7.9 million and consisted of a $4.6 million commercial real estate loan and a $3.3 million loan under an Accounts Receivable Financing Program. At June 30, 2002, there were a total of 39 loans or lender relationships in excess of $1.0 million, for a total amount of $73.9 million. At that date, all of these loans were performing in accordance with their respective repayment terms.

Loan Portfolio Composition. The following table sets forth the composition of the Company's loan portfolio at the dates indicated.

	June 30,									
	2002		2001		2000		1999		1998	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)									
First mortgage loans:										
One- to four-family[1]	$1,172,145	81.53%	$1,065,819	82.61%	$1,070,048	85.34%	$ 915,244	86.15%	$ 971,668	89.01%
Commercial and multi-family[2]	144,585	10.06	108,625	8.42	86,257	6.88	74,613	7.02	65,833	6.03
Total first mortgage loans	1,316,730	91.59	1,174,444	91.03	1,156,305	92.22	989,857	93.17	1,037,501	95.04
Other loans:										
Consumer loans:										
Second mortgages	58,671	4.08	48,133	3.73	45,659	3.64	37,243	3.50	27,232	2.49
Home equity lines of credit	55,247	3.85	60,412	4.68	46,394	3.70	31,754	2.99	23,538	2.16
Other	6,948	0.48	7,140	0.56	5,534	0.44	3,575	0.34	3,331	0.31
Total consumer loans	120,866	8.41	115,685	8.97	97,587	7.78	72,572	6.83	54,101	4.96
Total loans	1,437,596	100.00%	1,290,129	100.00%	1,253,892	100.00%	1,062,429	100.00%	1,091,602	100.00%
Add/(less):										
Unamortized premiums, deferred loan fees, and other, net	9,485		9,611		9,339		7,391		7,026	
Allowance for loan losses	(5,821)		(4,248)		(3,983)		(3,209)		(2,776)	
Total loans receivable, net	$1,441,260		$1,295,492		$1,259,248		$1,066,611		$1,095,852	

(1) One-to four-family loans include loans held for sale of $1.6 million, $83,000, $5.2 million and $565,000 at June 30, 2002, 2001, 1999 and 1998, respectively. There were no loans held for sale at June 30, 2000.

(2) Commercial and multi-family loans include loans under an Accounts Receivable Financing Program for small and mid-sized businesses and business lines of credit secured by non-real estate business assets totaling $9.1 million, $3.1 million and $814,000 at June 30, 2002, 2001 and 2000, respectively. Business lines of credit included in commercial and multi-family loans totaled $605,000 and $475,000 at June 30, 1999 and 1998, respectively.

Loan Maturity. The following schedule sets forth the contractual maturity of the Company's loan portfolio as of June 30, 2002. Loans that have adjustable rates are shown as amortizing to final maturity rather than when the interest rates are next subject to change. Loans with balloon payments are also shown as amortizing to final maturity (i.e., when the balloon payment is due). All balances are shown on a gross basis and, thus, include no premium or discount adjustments.

Savings account loans and overdraft checking balances, included in consumer loans, which have no stated final maturity, are reported as due within one year. The table does not reflect the effects of possible prepayments or scheduled principal amortization.

	One Year or Less	After One Through Three Years	After Three Through Five Years	After Five Through Ten Years	After Ten Through Twenty Years	After Twenty Years	Total
				(In thousands)			
First mortgage loans:							
One- to four-family	$ 293	$ 1,853	$ 5,184	$ 88,544	$279,019	$797,252	$1,172,145
Commercial and multi-family	9,637	1,486	7,580	27,727	95,130	3,025	144,585
Total first mortgage loans	9,930	3,339	12,764	116,271	374,149	800,277	1,316,730
Other loans:							
Consumer loans	3,579	2,768	9,998	22,279	55,112	27,130	120,866
Total loans, gross	$13,509	$ 6,107	$22,762	$138,550	$429,261	$827,407	$1,437,596

Loans due after June 30, 2003, which have fixed interest rates amount to $968.5 million, while those with adjustable rates amount to $455.5 million, detailed as follows:

	Due After June 30, 2003		
	Fixed	Adjustable	Total
		(In thousands)	
First mortgage loans:			
One- to four-family	$886,629	$285,223	$1,171,852
Commercial and multi-family	19,756	115,192	134,948
Total first mortgage loans	906,385	400,415	1,306,800
Other loans:			
Consumer loans	62,161	55,126	117,287
Total loans, gross	$968,546	$455,541	$1,424,087

One- to Four-Family Residential Mortgage Lending. At June 30, 2002, the Company's one- to four-family residential mortgage loans totaled $1.2 billion, or approximately 81.5% of the Company's gross loan portfolio. Residential loan originations are generated by the Company's in-house originations staff through marketing efforts, present customers, walk-in customers and referrals from real estate agents, mortgage brokers and builders. The Company focuses its lending efforts primarily on the origination of loans secured by first mortgages on owner-occupied, one- to four-family residences. During the fiscal year ended June 30, 2002, the Company originated $497.5 million of real estate loans secured by one- to four-family residential real estate. Substantially all of the Company's one- to four-family residential mortgage originations are secured by properties located in the State of New Jersey.

During fiscal 2002, the Company had one correspondent relationship with another institution through which it purchased $11.0 million of newly originated adjustable rate and $20.9 million of newly originated fixed rate one- to four-family residential first mortgages. Purchased loans are secured by properties primarily located in New Jersey. Loans are underwritten by the correspondent institutions using the Bank's guidelines and a portion of those loans are re-underwritten by the Bank on a test basis. All loans purchased are supported by customary representations and warranties provided by the correspondent institution. See "Originations, Purchases, Sales and Servicing of Loans."

The Company currently originates one- to four-family residential mortgage loans with terms of up to 30 years in amounts up to 95% of the appraised value of the property. The Company generally requires that private mortgage insurance be obtained in an amount sufficient to reduce the Company's exposure to 80% or less of the loan-to-value level. Interest rates charged on loans are competitively priced according to market conditions.

In underwriting one- to four-family residential real estate loans, the Company evaluates the borrower's ability to make monthly payments, past credit history and the value of the property securing the loan. Properties securing real estate loans made by the Company are appraised by licensed in-house appraisers and independent appraisers, all of whom are approved by the Board of Directors. The Company requires borrowers to obtain title insurance in the amount of the loan. In addition, the Company requires borrowers to obtain fire and property insurance (including flood insurance, if necessary) in the amount of the loan or the replacement cost. Real estate loans originated and purchased by the Company contain a "due on sale" clause allowing the Company to declare the unpaid principal balance due and payable upon the sale of the property.

Commercial and Multi-Family Real Estate Lending. The Company engages in commercial and multi-family real estate lending primarily in its market areas. At June 30, 2002, the Company had $144.6 million of commercial and multi-family real estate loans which represented 10.1% of the Company's gross loan portfolio. This amount includes $1.8 million of lines of credit secured by non-real estate business assets and $7.3 million of loans under an Accounts Receivable Financing Program for small and mid-sized businesses. At June 30, 2002, the average per loan balance of the Company's commercial and multi-family real estate loans outstanding was $304,000. As of June 30, 2002 approximately 81% of the loans in the commercial and multi-family real estate loan portfolio were adjustable rate loans.

The Company's commercial and multi-family real estate loan portfolio is secured primarily by first mortgage liens on apartment buildings, mixed-use buildings, small office buildings, restaurants, warehouses and strip shopping centers. Commercial and multi-family real estate loans typically have terms that do not exceed 15 years and have a variety of rate adjustment features and other terms. Generally, the loans are made in amounts up to 75% of the appraised value of the property. Adjustable rate commercial and multi-family real estate loans normally provide for a margin over various U.S. Treasury securities adjusted to a constant maturity, with periodic adjustments, or are tied to the Prime Rate as reported in the *Wall Street Journal.* In underwriting these loans, the Company analyzes the current financial condition of the borrower, the borrower's credit history, the value of the property securing the loan, and the reliability and predictability of the cash flow generated by the property securing the loan. The Company usually requires personal guarantees of individuals who are principals of the borrowers. Appraisals on properties securing commercial real estate loans originated by the Company are performed by independent appraisers approved by the Board of Directors.

Commercial and multi-family real estate loans generally present a higher level of risk than loans secured by one- to four-family residences. This greater risk is due to several factors, including the concentration in a limited number of loans and borrowers, the effect of general economic conditions on income-producing properties and the increased difficulty of evaluating and monitoring these types of loans. Furthermore, the repayment of loans secured by commercial and multi-family real estate is typically dependent upon the successful operation of the related real estate project. If the cash flow from the project is reduced (e.g., if leases are not obtained or renewed or if a major tenant is unable to fulfill its lease obligations), the borrower's ability to repay the loan may be impaired.

Under the Accounts Receivable Financing Program, credit is extended to the customer based upon the amount of receivables purchased by the Company. The Company has actual ownership of the receivables. Remittances from the account debtors of the customer are made directly to the Company's lockbox account. Risk under this type of lending is further limited by the establishment of a cash collateral reserve account used to offset any receivables that do not pay timely. Furthermore, accounts receivable default and fraud insurance is obtained as additional protection. The facility can be terminated at the Company's option upon 60 days notice to the customer. Accounts Receivable Financing is done with full recourse to the customer and is generally guaranteed by the principals of the customer. In addition to the accounts receivables as collateral, the Company typically obtains additional collateral in the form of a lien on the customer's business assets and/or real estate.

Consumer Lending. The Company offers a variety of secured consumer loans, including home equity lines of credit, second mortgages, automobile loans, boat loans and loans secured by savings deposits. In addition, the Company offers unsecured overdraft checking protection. At June 30, 2002, the Company's total consumer loan portfolio was $120.9 million, or 8.4% of its gross loan portfolio, of which approximately 53% were fixed rate loans and 47% were adjustable rate loans. The Company currently originates all of its consumer loans throughout the State of New Jersey.

The Company originates adjustable rate home equity lines of credit and fixed rate second mortgage loans. Home equity lines of credit and second mortgage loans together with loans secured by all prior liens, are generally limited to 75% of the appraised value of the property securing the loan. The Company also offers 100% equity financing up to $100,000, with these loans re-underwritten and insured through a mortgage insurance company. Second mortgage loans have a maximum term of up to 20 years. Home equity lines of credit may have draw periods up to 10 years with repayment terms up to 15 years beyond the draw period. As of June 30, 2002, second mortgage loans and home equity lines of credit amounted to $113.9 million or 94.3% of the Company's consumer loan portfolio.

Consumer loan terms vary according to the type and value of collateral, length of contract and creditworthiness of the borrower. The underwriting standards employed by the Company for consumer loans include an application, a determination of the applicant's payment history on other debts and an assessment of the applicant's ability to meet existing obligations and payments on the proposed loan. Although creditworthiness of the applicant is a primary consideration, the underwriting process also includes a comparison of the value of the security, if any, in relation to the proposed loan amount.

Consumer loans may entail greater credit risk than residential first mortgage loans, particularly in the case of consumer loans which are secured by rapidly depreciable assets, such as automobiles and boats. In such cases, any repossessed collateral from a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation. In addition, consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be affected by adverse personal circumstances. Furthermore, the application of various federal and state laws, including bankruptcy and insolvency laws, may limit or eliminate the amount which can be recovered on such loans.

Originations, Purchases, Sales and Servicing of Loans

For the fiscal year ended June 30, 2002, the Company originated $648.0 million of loans, compared to $380.3 million and $267.9 million in fiscal 2001 and 2000, respectively. The higher amount in fiscal 2002 was due principally to increased refinancing activity. Mortgage loan originations are handled by employees of the Company.

During the fiscal years ended June 30, 2002, 2001 and 2000, the Company purchased $31.9 million, $36.3 million and $106.0 million of one- to four-family first mortgage loans, respectively, through correspondent relationships with other institutions. The purchased loans represent adjustable rate and fixed rate first mortgages secured by properties primarily located throughout New Jersey. A limited amount of loans secured by properties located in Pennsylvania, Massachusetts and Connecticut have been purchased.

From time to time, the Company has engaged in loan sale strategies — selling loans to Freddie Mac, Fannie Mae and other secondary market purchasers. In April 2002, the Company re-instituted a strategy of selling conforming, fixed rate one- to four-family residential mortgage loans in an effort to improve liquidity, interest rate risk and net interest margin. Prior to this point in fiscal year 2002, loan production was retained in portfolio as a partial replacement of the investment securities called and as a means of leveraging the March 2001 proceeds from the $12 million issuance of Trust Preferred securities. During the majority of fiscal 2001, the Company's strategy included the sale of conforming, fixed rate one- to four-family residential loan production. Loans sold under this strategy totaled approximately $29 million for the fiscal year. In addition, the Company sold approximately $65 million of longer duration, one- to four-family residential mortgage loans in an effort to improve liquidity, interest rate risk and net interest margin. As noted above, in March 2001, PennFed issued $12 million of Trust Preferred securities. See - "Sources of Funds – Trust Preferred Securities." Effective with the issuance of the $12 million of Trust Preferred securities, a determination was made whereby conforming, fixed rate one- to four-family mortgage loan production would not be sold for a period of time to leverage the proceeds of such issuance. Due to the majority of one- to four-family residential mortgage loan production being adjustable rate and due to the higher interest rate environment during the year ended June 30, 2000, loan sale activity was minimal, as the majority of production was retained in portfolio. For the year ended June 30, 2000, the Company sold loans totaling $5.5 million.

The level of loan sale activity continues to be evaluated with primary consideration given to interest rate risk, long-term profitability and liquidity objectives.

During the year ended June 30, 2002, the Company securitized approximately $66 million of one- to four-family mortgage loans as Freddie Mac mortgage-backed securities. During the year ended June 30, 2001, approximately $48 million of one- to four-family mortgage loans were securitized with Fannie Mae. All of these securities are held in the Company's securities portfolio for collateral purposes.

When loans are sold, the Company may retain the responsibility for servicing the loans or may sub-service the loans for a short term period. The Company receives a fee for performing these services. The Company serviced for others one- to four-family mortgage loans with an aggregate outstanding principal balance of $167.8 million, $141.5 million and $108.5 million at June 30, 2002, 2001 and 2000, respectively.

The following table sets forth the activity in the Company's loan portfolio for the years indicated.

	Year ended June 30,		
	2002	2001	2000
		(In thousands)	
Net loans receivable at beginning of year	$1,295,492	$1,259,248	$1,066,611
Plus:			
Loans originated:			
One- to four-family	497,450	269,607	172,201
Commercial and multi-family real estate	64,131	40,020	30,364
Consumer	86,370	70,626	65,325
Total loans originated	647,951	380,253	267,890
One- to four-family loans purchased	31,861	36,319	106,049
Total loans originated and purchased	679,812	416,572	373,939
Less:			
One- to four-family loans sold	16,652	94,099	5,532
Loans securitized	65,923	47,661	—
Loan principal payments and other, net	451,463	237,876	175,388
Loans transferred to real estate owned	6	692	382
Net loans receivable at end of year	$1,441,260	$1,295,492	$1,259,248

Non-Performing and Classified Assets

Generally, when a borrower fails to make a required payment on a real estate secured loan or other secured loan the Company institutes collection procedures by mailing a delinquency notice. The customer is contacted again, by telephone, if the delinquency is not promptly cured. In many cases, delinquencies are cured promptly; however, if a loan secured by real estate or other collateral has been delinquent for more than 60 days, a letter of notice of intention to foreclose is sent and the customer is requested to make arrangements to bring the loan current. At 90 days past due, unless satisfactory arrangements have been made, immediate repossession commences or foreclosure procedures are instituted. For unsecured loans, the collection procedures are similar; however, at 90 days past due, a specific reserve or charge-off is recommended and, subsequently, a lawsuit is filed, if necessary, to obtain a judgement.

At June 30, 2002, the Company's loans delinquent 60 to 89 days totaled $68,000, of which $63,000 represented two one- to four-family mortgage loans and $5,000 represented two consumer loans.

The table below sets forth the Company's amounts and categories of non-performing assets and restructured loans. Loans are placed on non-accrual status when the collection of principal or interest becomes delinquent more than 90 days. There are no loans delinquent more than 90 days which are still accruing. Real estate owned represents assets acquired in settlement of loans and is shown net of valuation allowances. Restructured loans are all performing in accordance with modified terms and are, therefore, considered performing.

	At June 30,				
	2002	2001	2000	1999	1998
	(Dollars in thousands)				
Non-accruing loans:					
One- to four-family	$2,905	$1,219	$2,152	$2,937	$2,575
Commercial and multi-family	—	49	95	46	414
Consumer	370	369	468	687	753
Total non-accruing loans	3,275	1,637	2,715	3,670	3,742
Real estate owned, net	28	500	334	936	1,643
Total non-performing assets	3,303	2,137	3,049	4,606	5,385
Restructured loans	—	—	—	—	1,415
Total risk elements	$3,303	$2,137	$3,049	$4,606	$6,800
Non-accruing loans as a percentage of total loans	0.23%	0.13%	0.21%	0.34%	0.34%
Non-performing assets as a percentage of total assets	0.17%	0.12%	0.18%	0.30%	0.35%
Total risk elements as a percentage of total assets	0.17%	0.12%	0.18%	0.30%	0.44%

For the year ended June 30, 2002, gross interest income which would have been recorded had the non-accruing loans been current in accordance with their original terms amounted to $121,000, none of which was included in interest income during this period.

Non-Performing Assets. Non-accruing loans at June 30, 2002 were comprised of 18 one- to four-family loans aggregating $2,905,000 and 19 consumer loans aggregating $370,000.

Real estate owned at June 30, 2002 totaled $28,000 representing a one- to four-family property.

Restructured Loans. In the normal course of business the Company has restructured the terms of certain loans. No loans have been restructured within the last five fiscal years. Any loan that has been restructured continues to perform in accordance with the restructured terms.

Other Loans of Concern. As of June 30, 2002, there were $842,000 of other loans not included in the table or discussed above where known information about the possible credit problems of borrowers caused management to have doubts as to the ability of the borrower to comply with present loan repayment terms and which may result in disclosure of such loans in the future.

Included in other loans of concern at June 30, 2002 are four loans to one borrower and one loan to a related party totaling $804,000. The four loans consist of one commercial real estate loan of $405,000, two one- to four-family loans totaling $97,000 and a $59,000 line of credit. The loan to a related party consists of a commercial real estate loan of $243,000. All of these loans are secured by real estate properties located in New Jersey. As of June 30, 2002 all of the loans were performing in accordance with their respective repayment terms. The Company continues to monitor these loans due to their past periodic delinquencies.

All of the other loans of concern have been considered by management in conjunction with the analysis of the adequacy of the allowance for loan losses.

Classified Assets. Federal regulations provide for the classification of loans and other assets such as debt and equity securities considered by the OTS to be of lesser quality as "substandard," "doubtful" or "loss." An asset is considered "substandard" if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. "Substandard" assets include those characterized by the "distinct possibility" that the savings institution will sustain "some loss" if the deficiencies are not corrected. Assets classified as "doubtful" have all of the weaknesses inherent in those classified "substandard," with the added characteristic that the weaknesses present make "collection or liquidation in full," on the basis of currently existing facts, conditions and values, "highly questionable and improbable." Assets classified as "loss" are those considered "uncollectible" and of such little value that the establishment of a specific loss reserve is warranted.

When a savings institution classifies problem assets as either substandard or doubtful, it may establish general allowances for loan losses in an amount deemed prudent by management. General allowances represent loss allowances which have been established to recognize the inherent risk associated with lending activities. When a savings institution classifies problem assets as "loss," it is required to either establish a specific reserve equal to 100% of that portion of the asset so classified or to charge-off such amount.

In connection with the filing of its periodic reports with the OTS and in accordance with its classification of assets policy, the Bank regularly reviews the assets in its portfolio to determine whether any assets require classification in accordance with applicable regulations. On the basis of management's review of its assets at June 30, 2002, the Bank's classified assets totaled $4.2 million, of which $4.1 million is classified as substandard. At June 30, 2002 total classified assets represented 3.6% of the Company's stockholders' equity and 0.22% of the Company's total assets.

Allowance for Loan Losses. The allowance for loan losses is established through a provision for loan losses based on management's evaluation of the risk inherent in its loan portfolio and changes in the nature and volume of its loan activity. This evaluation, which includes a review of loans for which full collectibility may not be reasonably assured, considers among other matters, the loan classifications discussed above, the estimated fair value of the underlying collateral, economic conditions, historical loan loss experience and other factors that warrant recognition in providing for an adequate loan loss allowance.

Real estate properties acquired through foreclosure are recorded at the lower of cost or estimated fair value less costs to dispose of such properties. If fair value at the date of foreclosure is lower than the balance of the related loan, the difference will be charged-off to the allowance for loan losses at the time of transfer. Valuations are periodically updated by management and if the value declines, a specific provision for losses on real estate owned is established by a charge to operations.

Although management believes that it uses the best information available to determine the allowances, unforeseen market conditions could result in adjustments and net earnings could be significantly affected if circumstances differ substantially from the assumptions used in making the final determination. Future additions to the Company's allowances will be the result of periodic loan, property and collateral reviews and thus cannot be predicted in advance. In addition, federal regulatory agencies, as an integral part of the examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to record additions to the allowance level based upon their assessment of the information available to them at the time of examination.

The following table sets forth an analysis of the Company's allowance for loan losses at, and for, the dates indicated.

	Year ended June 30,				
	2002	2001	2000	1999	1998
	(Dollars in thousands)				
Balance at beginning of year	$4,248	$3,983	$3,209	$2,776	$2,622
Charge-offs:					
One- to four-family	(20)	(164)	(105)	(60)	(306)
Commercial and multi-family	—	(35)	—	(165)	(44)
Consumer	(32)	(161)	(18)	(171)	(96)
	(52)	(360)	(123)	(396)	(446)
Recoveries:					
One- to four-family	—	—	37	—	—
Commercial and multi-family	—	—	—	49	—
Consumer	—	—	—	—	—
	—	—	37	49	—
Net charge-offs	(52)	(360)	(86)	(347)	(446)
Additions charged to operations	1,625	625	860	780	600
Balance at end of year	$5,821	$4,248	$3,983	$3,209	$2,776
Ratio of net charge-offs during the year to average loans outstanding during the year	0.00%	0.03%	0.01%	0.03%	0.04%
Ratio of allowance for loan losses to total loans at end of year	0.40%	0.33%	0.32%	0.30%	0.25%
Ratio of allowance for loan losses to non-accruing loans at end of year	177.74%	259.50%	146.70%	87.44%	74.18%

The distribution of the Company's allowance for loan losses at the dates indicated is summarized in the following table.

	June 30,									
	2002		2001		2000		1999		1998	
	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans
	(Dollars in thousands)									
One- to four-family	$2,928	81.53%	$2,223	82.61%	$2,244	85.34%	$1,797	86.15%	$1,502	89.01%
Commercial and multi-family real estate	2,040	10.06	1,280	8.42	1,051	6.88	855	7.02	740	6.03
Consumer	853	8.41	745	8.97	688	7.78	557	6.83	534	4.96
Total	$5,821	100.00%	$4,248	100.00%	$3,983	100.00%	$3,209	100.00%	$2,776	100.00%

Critical Accounting Policy

Allowance for Loan Losses — The allowance for loan losses is established through charges to earnings. Loan losses are charged against the allowance for loan losses when management believes that the recovery of principal is unlikely. If, as a result of loans charged off or increases in the size or risk characteristics of the loan portfolio, the allowance is below the level considered by management to be adequate to absorb future loan losses on existing loans, the provision for loan losses is increased to the level considered necessary to provide an adequate allowance. The allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluations of the collectibility of the loans. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans and current economic conditions that may affect the borrowers' ability to pay. Economic conditions may result in the necessity to change the allowance quickly in order to react to deteriorating financial conditions of the Company's borrowers. As a result, additional provisions on existing loans may be required in the future if borrowers' financial conditions deteriorate or if real estate values decline.

Investment Activities

General. The Bank maintains minimum levels of investments for liquidity purposes. Liquidity may increase or decrease depending upon the availability of funds and comparative yields on investments in relation to the return on loans. Historically, the Bank has maintained its liquid assets at a level believed adequate to meet requirements of normal daily activities, repayment of maturing debt and potential deposit outflows.

At June 30, 2002, the Company had a securities portfolio consisting principally of U.S. government agency securities, including mortgage-backed securities. These investments carry a low risk weighting for OTS risk-based capital purposes, are generally considered liquid assets and are generally of relatively short duration. See "Regulation-Regulatory Capital Requirements." The majority of investment securities and all mortgage-backed securities were classified as held to maturity at June 30, 2002, as the Company has a positive intent and ability to hold these securities to maturity. All investment securities not classified as held to maturity are classified as available for sale.

The following table sets forth the composition of the Company's investment and mortgage-backed securities portfolios at the dates indicated.

	June 30,								
	2002			2001			2000		
	Carrying Value	Estimated Fair Market Value	Percent of Total Carrying Value	Carrying Value	Estimated Fair Market Value	Percent of Total Carrying Value	Carrying Value	Estimated Fair Market Value	Percent of Total Carrying Value
	(Dollars in thousands)								
Investment securities:									
Available for sale:									
Equity securities	$ 4,295	$ 4,295	2.05%	$ —	$ —	—%	$ —	$ —	—%
Held to maturity:									
U.S. government agency obligations	145,160	144,495	69.31	304,538	299,056	84.55	274,532	254,066	84.39
Obligations of states and political subdivisions	—	—	—	10	11	—	30	32	0.01
Corporate bonds	1,034	1,080	0.49	1,038	1,062	0.29	—	—	—
Trust preferred securities	33,296	33,101	15.90	28,383	27,116	7.88	28,464	24,545	8.75
Total held to maturity	179,490	178,676	85.70	333,969	327,245	92.72	303,026	278,643	93.15
Total investment securities	183,785	182,971	87.75	333,969	327,245	92.72	303,026	278,643	93.15
FHLB of New York stock	25,656	25,656	12.25	26,218	26,218	7.28	22,295	22,295	6.85
Total investment securities and FHLB of New York stock	$209,441	$208,627	100.00%	$360,187	$353,463	100.00%	$325,321	$300,938	100.00%
Mortgage-backed securities:									
Ginnie Mae	$ 642	$ 696	0.38%	$ 1,035	$ 1,107	0.76%	$ 1,358	$ 1,392	1.55%
Freddie Mac	84,757	87,727	49.95	42,961	43,942	31.68	48,759	48,507	55.69
Fannie Mae	82,891	85,570	48.85	90,662	91,485	66.86	37,197	36,886	42.48
Collateralized Mortgage Obligations/REMICs	42	43	0.02	59	58	0.04	79	76	0.09
	168,332	174,036	99.20	134,717	136,592	99.34	87,393	86,861	99.81
Unamortized premiums, net	1,357	—	0.80	889	—	0.66	168	—	0.19
Total mortgage-backed securities	$169,689	$174,036	100.00%	$135,606	$136,592	100.00%	$ 87,561	$ 86,861	100.00%

Investment Securities. At June 30, 2002, the Company's investment securities (including $4.3 million of investment securities available for sale, $179.5 million of investment securities held to maturity and a $25.7 million investment in FHLB of New York stock) totaled $209.4 million, or 11% of its total assets. It is the Company's general policy to purchase U.S. government securities and federal agency obligations and other investment grade securities in accordance with its strategic objectives, including, but not limited to, liquidity, growth, yield and interest rate risk management and to provide collateral for borrowings. In prior years, PennFed invested in certain non-investment grade trust preferred securities of other financial institutions. At June 30, 2002, PennFed held $11.0 million of such non-investment grade securities. In addition, investment securities at June 30, 2002 included $22.3 million of investment grade trust preferred securities.

OTS regulations limit investments in corporate debt and equity securities by the Bank. See "Regulation-Federal Regulation of Savings Associations by the OTS" for a discussion of additional restrictions on the Company's investment activities.

The following table indicates the composition of the held to maturity portion of the investment securities portfolio based on the final maturities of each investment. $178,456,000 of the securities in the investment portfolio have call features and, thus, will likely have a much shorter life than final maturity.

	June 30, 2002					
	After Five Years Through Ten Years		After Ten Years		Total Investment Securities Held to Maturity	
	Book Value	Weighted Average Yield	Book Value	Weighted Average Yield	Book Value	Weighted Average Yield
	(Dollars in thousands)					
U.S. government agency obligations	$4,700	6.75%	$140,460	6.53%	$145,160	6.54%
Corporate bonds	1,034	9.88	—	—	1,034	9.88
Trust preferred securities	—	—	33,296	8.74	33,296	8.74
Total investment securities held to maturity	$5,734	7.31%	$173,756	6.95%	$179,490	6.97%

The Company's investment securities portfolio at June 30, 2002 did not contain tax-exempt securities or securities of any single issuer with an aggregate book value in excess of 10% of the Company's retained earnings, excluding those issued by the U.S. government or its agencies.

Mortgage-Backed Securities. At June 30, 2002, mortgage-backed securities totaled $169.7 million, or 9% of the Company's total assets, of which approximately 15% consisted of adjustable rate securities. The Company has invested primarily in government agency securities, principally those of Ginnie Mae, Freddie Mac and Fannie Mae.

The following table indicates the composition of the mortgage-backed securities portfolio, excluding unamortized premiums, based on the final maturities of each security.

	June 30, 2002					
	One Year or Less	After One Year Through Five Years	After Five Years Through Ten Years	After Ten Years	Total Mortgage-backed Securities	
	Book Value	Book Value	Book Value	Book Value	Book Value	Estimated Fair Market Value
	(Dollars in thousands)					
Ginnie Mae	$—	$101	$ 208	$ 333	$ 642	$ 696
Freddie Mac	6	524	14,424	69,803	84,757	87,727
Fannie Mae	—	—	8,450	74,441	82,891	85,570
Collateralized Mortgage Obligations/REMICs	—	—	—	42	42	43
Total mortgage-backed securities	$ 6	$625	$23,082	$144,619	$168,332	$174,036
Weighted average yield at year end	8.00%	6.74%	6.92%	6.63%	6.67%	

The Ginnie Mae, Freddie Mac and Fannie Mae certificates are modified pass-through mortgage-backed securities that represent undivided interests in underlying pools of fixed rate, or certain types of adjustable rate, single-family residential mortgages issued by these government-sponsored entities. Ginnie Mae's guarantee to the certificate holder of timely payments of principal and interest is backed by the full faith and credit of the U.S. government. Freddie Mac and Fannie Mae provide the certificate holder a guarantee of timely payments of interest and scheduled principal payments, whether or not they have been collected.

The following table sets forth the activity in the Company's mortgage-backed securities portfolio for the years indicated.

	Year ended June 30,		
	2002	2001	2000
		(In thousands)	
Mortgage-backed securities, net:			
At beginning of year	$135,606	$ 87,561	$127,983
Plus:			
Securities purchased	20,364	32,383	220
Securitization of loans receivable	65,923	47,661	—
Less:			
Principal repayments	51,797	31,908	40,522
Amortization of premiums	407	91	120
At end of year	$169,689	$135,606	$ 87,561

Sources of Funds

General. The Company's sources of funds are deposits, borrowings, payment of principal and interest on loans and mortgage-backed securities, interest received on and maturities or calls of other investment securities and funds provided from operations.

Deposits. The Company offers a variety of deposit accounts having a wide range of interest rates and terms. The Company's deposits consist of savings, money market and demand deposit accounts, as well as certificate accounts currently ranging in terms up to 60 months. The Company solicits deposits primarily from its market areas and relies primarily on product mix, competitive pricing policies, advertising, customer service and customer relationships to attract and retain deposits. The Company also solicits short term deposits from municipalities in its market areas. As of June 30, 2002, certificates of deposit from municipalities totaled $2.4 million.

The variety of deposit accounts offered by the Company has allowed it to be competitive in obtaining funds and to respond with flexibility to changes in consumer demand. The Company endeavors to manage the pricing of its deposits in keeping with its asset/liability management, liquidity and profitability objectives. In this regard, the Company has from time-to-time paid slightly higher rates than its competitors to attract deposits. For example, late in fiscal 2002 the Company promoted a premium savings account which had the effect of increasing savings balances by $63.5 million at June 30, 2002. Based on its experience, the Company believes that its savings, money market and demand deposit accounts are relatively stable sources of deposits. However, the ability of the Company to attract and maintain certificates of deposit and the rates paid on these deposits has been and will continue to be significantly affected by market conditions, including general economic conditions, changes in interest rates and competition. There were no brokered deposits at June 30, 2002 and 2001. See Item 8 - Financial Statements - Note H - *Deposits* - of the Notes to Consolidated Financial Statements.

The following table sets forth the deposit flows of the Company during the periods indicated.

	Year ended June 30,		
	2002	2001	2000
		(Dollars in thousands)	
Opening balance	$1,085,335	$1,080,350	$1,063,600
Net deposits (withdrawals)	51,591	(40,991)	(24,630)
Interest credited	37,581	45,976	41,380
Ending balance	$1,174,507	$1,085,335	$1,080,350
Net increase	$ 89,172	$ 4,985	$ 16,750
Percent increase	8.22%	0.46%	1.57%

The following table indicates the amount of the Company's certificates of deposit by time remaining until maturity as of June 30, 2002.

	Maturity				
	3 Months or Less	Over 3 to 6 Months	Over 6 to 12 Months	Over 12 Months	Total
	(In thousands)				
Certificates of deposit less than $100,000	$105,819	$131,527	$130,656	$219,292	$587,294
Certificates of deposit of $100,000 or more	17,275	25,221	22,312	40,025	104,833
Total certificates of deposit	$123,094	$156,748	$152,968	$259,317	$692,127

Borrowings. Although deposits are the Company's primary source of funds, the Company's policy has been to utilize borrowings when they are a less costly source of funds when the Company desires additional capacity to fund loan demand or to extend the life of its liabilities as a means of managing exposure to interest rate risk.

The Company's borrowings historically have consisted of advances from the FHLB of New York, and to a lesser extent, reverse repurchase agreements. FHLB of New York advances can be obtained pursuant to several different credit programs, each of which has its own interest rate and range of maturities.

The following table sets forth the maximum month-end balance, average balance, year-end balance and weighted average cost of FHLB of New York advances and other borrowings for the periods indicated.

	Year ended June 30,		
	2002	2001	2000
		(In thousands)	
Maximum month-end balance for the year ended:			
FHLB of New York advances	$504,465	$454,465	$364,465
Other borrowings:			
Overnight repricing lines of credit	$ 55,300	$ 84,400	$ 80,200
FHLB of New York one-month overnight repricing line of credit	—	—	30,000
Reverse repurchase agreements callable or maturing within one year	48,540	48,840	9,563
Reverse repurchase agreements maturing after one year	19,350	19,350	49,275
Unsecured revolving line of credit	3,964	4,705	—
Total other borrowings	$127,154	$157,295	$169,038
Average balance for the year ended:			
FHLB of New York advances	$477,935	$397,614	$322,754
Other borrowings:			
Overnight repricing lines of credit	$ 18,764	$ 27,438	$ 30,393
FHLB of New York one-month overnight repricing line of credit	—	—	5,706
Reverse repurchase agreements callable or maturing within one year	20,508	30,638	5,353
Reverse repurchase agreements maturing after one year	19,350	2,050	39,601
Unsecured revolving line of credit	1,426	2,038	—
Total other borrowings	$ 60,048	$ 62,164	$ 81,053
Balance at June 30:			
FHLB of New York advances	$504,465	$454,465	$364,465
Other borrowings:			
Overnight repricing lines of credit	$ —	$ 59,450	$ 72,900
FHLB of New York one-month overnight repricing line of credit	—	—	—
Reverse repurchase agreements callable or maturing within one year	—	48,840	19,875
Reverse repurchase agreements maturing after one year	19,350	19,350	19,400
Unsecured revolving line of credit	3,964	—	—
Total other borrowings	$ 23,314	$127,640	$112,175
Weighted average cost of funds for the year ended:			
FHLB of New York advances	5.85%	6.18%	6.07%
Other borrowings:			
Overnight repricing lines of credit	3.35%	6.02%	6.00%
FHLB of New York one-month overnight repricing line of credit	—	—	5.96%
Reverse repurchase agreements callable or maturing within one year	5.36%	5.92%	5.69%
Reverse repurchase agreements maturing after one year	4.99%	5.07%	6.02%
Unsecured revolving line of credit	3.40%	7.81%	—
Weighted average cost of funds at June 30:			
FHLB of New York advances	5.66%	6.00%	6.13%
Other borrowings:			
Overnight repricing lines of credit	—	4.23%	7.23%
FHLB of New York one-month overnight repricing line of credit	—	—	—
Reverse repurchase agreements callable or maturing within one year	—	4.69%	5.77%
Reverse repurchase agreements maturing after one year	4.92%	4.92%	6.10%
Unsecured revolving line of credit	3.34%	—	—

Trust Preferred Securities. During fiscal 1998, PennFed formed a wholly-owned trust subsidiary, PennFed Capital Trust I (the "Trust I"). Effective October 21, 1997, Trust I sold $34.5 million of 8.90% cumulative trust preferred securities to the public which are reflected on the Consolidated Statement of Financial Condition as Guaranteed Preferred Beneficial Interests in the Company's Junior Subordinated Debentures (the "Trust Preferred securities"). Trust I used the proceeds from the sale of the Trust Preferred securities to purchase 8.90% junior subordinated deferrable interest debentures issued by PennFed. The obligations of PennFed related to Trust I constitute a full and unconditional guarantee by PennFed of Trust I obligations under the Trust Preferred securities. PennFed used the proceeds from the junior subordinated debentures for general corporate purposes, including a $20 million capital contribution to the Bank to support growth.

In March 2001, PennFed formed a second wholly-owned trust subsidiary, PennFed Capital Trust II (the "Trust II"). Effective March 28, 2001, Trust II sold $12 million of 10.18% cumulative trust preferred securities in a private transaction exempt from registration under the Securities Act of 1933, as amended. Trust II used the proceeds from the sale of the securities to purchase 10.18% junior subordinated deferrable interest debentures issued by PennFed. The obligations of PennFed related to Trust II constitute a full and unconditional guarantee by PennFed of Trust II obligations under the Trust Preferred securities. PennFed used the proceeds from the junior subordinated debentures for general corporate purposes, including a $4.2 million capital contribution to the Bank to support growth.

Subsidiary Activities

As a federally chartered savings association, Penn Federal is permitted by OTS regulations to invest up to 2% of its assets, or $37.8 million at June 30, 2002, in the stock of, or loans to, service corporation subsidiaries. Penn Federal currently has one service corporation, which is known as Penn Savings Insurance Agency, Inc. ("PSIA"). At June 30, 2002, the net book value of Penn Federal's investment in PSIA was $91,000.

PSIA offers insurance and uninsured non-deposit investment products to the Company's customers and members of the general public through a program known as *Investment Services at Penn Federal,* a service of IFMG Securities, Inc. ("IFMGSI"). Securities are offered through IFMGSI, a registered broker dealer, member NASD and SIPC. Annuities and insurance are offered through IFS Agencies, Inc. ("IFSA"), a licensed insurance agency. Neither IFMGSI nor IFSA is affiliated with the Bank. The Bank's relationship with IFMGSI and IFSA gives customers convenient access to financial consulting and uninsured non-deposit investment products, such as fixed and variable annuities and mutual funds. In addition, securities brokerage services are available through IFMGSI. Life, health and disability insurance are also available through IFSA. To a much lesser extent, PSIA also offers homeowners insurance to Bank customers.

In addition to investments in service corporations, federal associations are permitted to invest an unlimited amount in operating subsidiaries engaged solely in activities which a federal association may engage in directly. As of June 30, 2002, the Bank's investment in its operating subsidiary, Ferry Development Holding Company ("FDHC"), was $346.7 million. FDHC holds and manages an investment portfolio.

Competition

The Company faces strong competition, both in originating real estate and other loans and in attracting deposits. Competition in originating real estate loans comes primarily from commercial banks, other savings associations, mortgage banking companies and credit unions making loans secured by real estate located in New Jersey. Commercial banks, credit unions and finance companies provide vigorous competition in consumer lending. The Company competes for real estate and other loans principally on the basis of the quality of services it provides to borrowers, interest rates and loan fees it charges, and the types of products offered.

The Company attracts substantially all of its deposits through its branches, primarily from the communities in which those offices are located; therefore, competition for those deposits is principally from commercial banks, savings associations, credit unions and brokerage houses. The Company competes for these deposits by offering a variety of deposit accounts at competitive rates, quality customer service, convenient business hours and branch locations with interbranch deposit and withdrawal privileges.

REGULATION

General

Penn Federal is a federally chartered savings bank, and accordingly, the Bank is subject to comprehensive federal regulation and oversight by the OTS extending to all its operations. Penn Federal is a member of the FHLB of New York and certain of its activities are subject to regulation by the Board of Governors of the Federal Reserve System ("Federal Reserve Board"). As the savings and loan holding company of Penn Federal, PennFed is also subject to federal regulation and oversight by the OTS. The Bank is a member of the Savings Association Insurance Fund ("SAIF") and the deposits of Penn Federal are insured by the FDIC up to applicable limits. As a result, the FDIC has regulatory and examination authority over the Bank. For purposes of the "Regulation" discussion, the terms "savings bank," "savings association" and "savings institution" apply to the Bank.

Certain of these regulatory requirements and restrictions are discussed below or elsewhere in this document.

Federal Regulation of Savings Associations by the OTS

The OTS has extensive authority over the operations of savings associations. As part of this authority, Penn Federal is required to file periodic reports with the OTS and is subject to periodic examinations by the OTS. The last regular OTS examination of the Bank was as of March 2002.

All savings associations are subject to a semi-annual OTS assessment, based upon the savings association's total assets and supervisory evaluation. The Bank's OTS assessment for the fiscal year ended June 30, 2002 was $303,000.

The OTS, as well as the other federal banking agencies, has developed guidelines establishing safety and soundness standards on matters such as loan underwriting and documentation, internal controls and audit systems, asset quality, earning standards, interest rate risk exposure and compensation and other employee benefits.

Insurance of Accounts and Regulation by the FDIC

Penn Federal's deposits are insured by the SAIF, which is administered by the FDIC. Deposits are insured up to applicable limits by the FDIC. As insurer, the FDIC imposes deposit insurance premiums and is authorized to conduct examinations of, and to require reporting by, FDIC-insured institutions. The FDIC may prohibit any FDIC-insured institution from engaging in any activity the FDIC determines by regulation or order to pose a serious risk to the deposit insurance funds. The FDIC also has the authority to initiate enforcement actions against savings associations, after giving the OTS an opportunity to take such action, and may terminate the savings association's deposit insurance if it determines that the savings association has engaged or is engaging in unsafe or unsound practices, or is in an unsafe or unsound condition.

Regulatory Capital Requirements

Federally insured savings associations, such as Penn Federal, are required to maintain a minimum level of regulatory capital. The OTS has established capital standards, including a tangible capital requirement, a leverage ratio (or core capital) requirement and a risk-based capital requirement. These capital requirements must be generally as stringent as the comparable capital requirements for national banks. The OTS is also authorized to impose capital requirements in excess of these standards on individual associations on a case-by-case basis.

The capital regulations require tangible capital of at least 1.5% of adjusted total assets (as defined by regulation). Tangible capital generally includes common stockholders' equity and retained earnings, and certain noncumulative perpetual preferred stock. In addition, all intangible assets, other than certain amounts of mortgage servicing rights, and accumulated unrealized gains and losses on certain available for sale securities must be deducted from assets and capital for calculating compliance with the requirements. At June 30, 2002, Penn Federal had $5.0 million of intangible assets other than qualifying mortgage servicing rights.

At June 30, 2002, Penn Federal had tangible capital of $158.0 million, or 8.37% of adjusted total assets, which was approximately $129.7 million above the minimum requirement of 1.5% of adjusted total assets in effect on that date.

The capital standards also require core capital equal to at least 3% of adjusted total assets and 4% of risk-weighted assets (as described below). As a result of the prompt corrective action provisions discussed below, however, a savings association must maintain a ratio of core capital to adjusted total assets of at least 4% to be considered adequately capitalized unless its supervisory condition is such as to allow it to maintain a 3% ratio. Core capital generally consists of tangible capital plus certain intangible assets up to 25% of adjusted total assets. At June 30, 2002, Penn Federal did not have any intangibles which were subject to these tests.

At June 30, 2002, Penn Federal had core capital of $158.0 million, or 8.37% of adjusted total assets, which was approximately $82.5 million above the 4% ratio required to be considered adequately capitalized.

The OTS risk-based capital requirement requires savings associations to have total capital of at least 8% of risk-weighted assets. Total capital consists of core capital, as defined above, and supplementary capital. Supplementary capital consists of selected items, such as certain permanent and maturing capital instruments that do not qualify as core capital, allowances for loan and lease losses up to a maximum of 1.25% of risk-weighted assets and up to 45% of pretax unrealized gains, net of unrealized losses, on available for sale equity securities. Supplementary capital may be used to satisfy the risk-based requirement only to the extent of core capital. At June 30, 2002, the Bank had no capital instruments that qualify as supplementary capital. The Bank had $5.8 million of allowances for loan and lease losses at June 30, 2002, all of which was included as supplementary capital since it was less than 1.25% of risk-weighted assets.

In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet items, are multiplied by a risk weight, ranging from 0% to 100% assigned by the OTS capital regulation based on the risk inherent in the type of assets.

On June 30, 2002, Penn Federal had total risk-based capital of $163.8 million (consisting of $158.0 million in core capital and $5.8 million in allowable supplementary capital) and risk-weighted assets of $1.0 billion (including $46.1 million in converted off-balance sheet items primarily represented by unused lines of credit) resulting in a risk-based capital ratio of 15.93% of risk-weighted assets. This amount was $81.5 million above the 8% requirement in effect on that date.

The OTS and the FDIC are authorized and, under certain circumstances required, to take certain actions against savings associations that fail to meet their capital requirements. The OTS is generally required to take action to restrict the activities of an "undercapitalized association" (generally defined to be one with less than a 4% core capital ratio, a 4% Tier 1 risked-based capital ratio or an 8% risk-based capital ratio). Any such association must submit a capital restoration plan and, until such plan is approved by the OTS, may not increase its assets, acquire another institution, establish a branch or engage in any new activities, and generally may not make capital distributions. The OTS is mandated to impose additional restrictions that are applicable to significantly undercapitalized associations.

Any savings association that fails to comply with its capital plan or is "significantly undercapitalized" (i.e., Tier 1 risk-based or core capital ratios of less than 3% or a risk-based capital ratio of less than 6%) must be made subject to one or more additional mandated specified actions and operating restrictions, which may cover all aspects of its operations and include a forced divestiture, merger or acquisition of the association. An association that becomes "critically undercapitalized" (i.e., a ratio of tangible equity to total assets of 2% or less) is subject to further mandatory restrictions on its activities in addition to those applicable to significantly undercapitalized associations.

Any undercapitalized association is also subject to actions by the general enforcement authority of the OTS and the FDIC, including the appointment of a conservator or a receiver. The OTS is also authorized to reclassify an association into a lower capital category and impose the restrictions applicable to such category if the institution is engaged in unsafe or unsound practices or is found to be in an unsafe or unsound condition.

The imposition by the OTS or the FDIC of any of these measures on Penn Federal may have a substantial adverse effect on the Bank's operations and profitability and on the market value of PennFed's common stock.

Limitations on Dividends and Other Capital Distributions

OTS regulations impose various restrictions or requirements on associations with respect to their ability to pay dividends or make other distributions of capital. OTS regulations prohibit an association from declaring or paying any dividends or from repurchasing any of its stock if, as a result, the regulatory capital of the association would be reduced below the association's minimum capital requirements or the amount required to be maintained for the liquidation account established in connection with the Conversion.

Generally, associations may make capital distributions during any calendar year equal to 100% of net income for the calendar year-to-date plus retained net income for the two previous calendar years without OTS approval. The Bank is required to give the OTS 30 days notice prior to declaring any dividend to PennFed on its stock. The OTS may object to the distribution during that 30-day period based on safety and soundness concerns. See "Regulatory Capital Requirements."

Qualified Thrift Lender Test

All savings associations, including Penn Federal, are required to meet a qualified thrift lender ("QTL") test to avoid certain restrictions on their operations. This test requires a savings association to have at least 65% of its portfolio assets (as defined by regulation) in qualified thrift investments on a monthly average for nine out of every twelve months on a rolling basis. As an alternative, the savings association may maintain 60% of its assets in those assets specified in Section 7701(a)(19) of the Internal Revenue Code of 1986, as amended (the "Code"). Under either test, such assets primarily consist of residential housing related loans and investments. At June 30, 2002, the Bank met the QTL test and has always met the test since its effective date.

Any savings association that fails to meet the QTL test must convert to a national bank charter, unless it requalifies as a QTL and thereafter remains a QTL. If an association does not requalify and converts to a national bank charter, it must remain SAIF-insured until the FDIC permits it to transfer to the Bank Insurance Fund. Until such an association has requalified or converted to a national bank, its new investments and activities are limited to those permissible for both a savings association and a national bank, and it is limited to national bank branching rights in its home state.

In addition, such an association is immediately ineligible to receive any new FHLB of New York borrowings and is subject to national bank limits for payment of dividends. If the association has not requalified or converted to a national bank within three years after the failure, it must divest itself of all investments and cease all activities not permissible for a national bank. In addition, it must repay promptly any outstanding FHLB of New York borrowings, which may result in prepayment penalties. If any association that fails the QTL test is controlled by a holding company, then within one year after the failure, the holding company must register as a bank holding company and become subject to all restrictions on bank holding companies.

Community Reinvestment Act

Under the Community Reinvestment Act ("CRA"), every FDIC insured institution has a continuing and affirmative obligation consistent with safe and sound banking practices to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with CRA. The CRA requires the OTS, in connection with the examination of Penn Federal, to assess the institution's record of meeting the credit needs of its community and to take this record into account in its evaluation of certain applications, such as a merger or the establishment of a branch, by Penn Federal. A less than "satisfactory" rating may be used by the OTS as the basis for the denial of an application.

Due to the heightened attention being given to the CRA in recent years, the Bank may be required to devote additional funds for investment and lending in its local communities. CRA compliance ratings given by the OTS include "outstanding," "satisfactory," "needs improvement" and "substantial noncompliance." The Bank was examined for CRA compliance in February 2001 and received a rating of "satisfactory."

Transactions with Affiliates

Generally, transactions between a savings association or its subsidiaries and its affiliates are required to be on terms as favorable to the association as transactions with non-affiliates. In addition, certain of these transactions, such as loans to affiliates, are restricted to a percentage of the association's capital. Affiliates of Penn Federal include PennFed. In addition, a savings association may not lend to any affiliate engaged in activities not permissible for a bank holding company or acquire the securities of most affiliates. Penn Federal's subsidiaries are not deemed affiliates; however, the OTS has the discretion to treat subsidiaries of savings associations as affiliates on a case-by-case basis.

Federal Securities Law

The common stock of PennFed is registered with the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). PennFed is subject to the information, proxy solicitation, insider trading restrictions and other requirements of the Exchange Act and the rules and regulations of the SEC thereunder.

PennFed stock held by persons who are affiliates (generally executive officers, directors and principal stockholders) of PennFed may not be resold without registration or unless the stock is sold in accordance with certain resale restrictions. If PennFed meets specified current public information requirements, each affiliate of PennFed may sell in the public market, without registration, a limited number of shares in any three-month period.

Federal Home Loan Bank System

Penn Federal is a member of the FHLB of New York, which is one of 12 regional FHLBs that provides loans and correspondent services to its members. Each FHLB serves as a reserve or central bank for its members within its assigned region. It is funded primarily from proceeds derived from the sale of consolidated obligations of the FHLB System. It makes loans to members (i.e., advances) in accordance with policies and procedures established by the board of directors of the FHLB, which are subject to the oversight of the Federal Housing Finance Board. All borrowings from the FHLB are required to be fully secured by sufficient collateral as determined by the FHLB.

As a member, Penn Federal is required to purchase and maintain stock in the FHLB of New York. At June 30, 2002, the Bank had $25.7 million in FHLB of New York stock, which was in compliance with this requirement. Over the past five fiscal years, the yields earned on its FHLB of New York stock have averaged 6.35% per annum.

For the year ended June 30, 2002, the Company recorded $1.3 million in dividends from the FHLB of New York resulting in a 4.87% yield.

Federal and State Taxation

Federal Taxation. PennFed files consolidated federal income tax returns with the Bank and its subsidiaries. In addition to the regular income tax, corporations, including savings associations such as the Bank, generally are subject to a minimum tax. An alternative minimum tax is imposed at a rate of 20% on alternative minimum taxable income, which is the sum of a corporation's regular taxable income (with certain adjustments) and tax preference items, less any available exemption. The alternative minimum tax is imposed to the extent it exceeds the corporation's regular income tax. This excess amount may then be used as a credit in a future year to offset the income tax liability calculated under the regular income tax method. Beginning with tax years ending in 2003, net operating losses can offset no more than 90% of alternative minimum taxable income.

The Bank and its consolidated subsidiary have been audited by the Internal Revenue Service ("IRS") with respect to its consolidated federal income tax returns through December 31, 1991. There were no material adjustments made to taxable income as originally reported to the IRS. In the opinion of management, any examination of still open returns (including returns of subsidiaries and predecessors of PennFed) would not result in a deficiency which could have a material adverse effect on the financial condition of the Company and its consolidated subsidiaries.

New Jersey Taxation. The Bank has historically been taxed under the New Jersey Savings Institution Tax Act. The tax is an annual privilege tax imposed at a rate of 3% on the net income of the Bank as reported for federal income tax purposes, with certain modifications. PennFed is taxed under the New Jersey Corporation Business Tax Act (the "Act"), and if it meets certain tests, will be taxed as an investment company at an effective annual rate for the taxable year ending June 30, 2002 of 2.25% of New Jersey taxable income (as defined in the Act). If it fails to meet these tests, it will be taxed at an annual rate of 9% of New Jersey taxable income. It is anticipated that PennFed will be taxed as an investment company. Penn Savings Insurance Agency is taxed under the Act at a rate of 9% on its New Jersey taxable income.

On July 2, 2002, the State of New Jersey enacted a new tax law revising the state's corporate income tax law. For the Company, the new law is effective beginning July 1, 2002. Effective with the new tax structure, the New Jersey Savings Institution Tax is eliminated. Earnings for savings institutions will be taxed at the 9% corporate tax rate and the tax rate for New Jersey investment companies will be increased to 3.6% (or 40% of the corporate tax rate). Although additional clarification of certain aspects of the law is expected, the new tax law changes are expected to increase the overall effective tax rate of the Company. The Company's effective tax rate for the year ended June 30, 2002 was 35.5%. Although the Company's effective tax rate may remain relatively stable, based upon internal analysis, the total effective tax rate could increase to a maximum of 41%. In addition, for taxable years beginning after December 31, 2001, New Jersey imposes an alternative minimum tax. The Company will be required to pay the greater of the regular corporate tax or the alternative minimum tax. The amount of alternative minimum tax can be used as a credit to offset the income tax liability calculated under the regular corporate business tax. The alternative minimum tax is based on either 0.4% of gross receipts or 0.8% of gross profits.

Delaware Taxation. PennFed, as a Delaware holding company, and Ferry Development Holding Company ("FDHC"), a Delaware investment company, are exempt from Delaware corporate income tax, but are required to file an annual report with and pay annual fees to the State of Delaware. PennFed and FDHC are also subject to an annual franchise tax imposed by the State of Delaware. As Delaware business trusts, PennFed Capital Trust I and PennFed Capital Trust II are not required to pay income or franchise taxes to the State of Delaware.

Executive Officers

The executive officers of PennFed are elected annually and hold office until their respective successors have been elected and qualified or until death, resignation or removal by the Board of Directors. The principal executive officers of PennFed were as follows: Joseph L. LaMonica, President and Chief Executive Officer; Jeffrey J. Carfora, Senior Executive Vice President and Chief Operating Officer; Patrick D. McTernan, Senior Executive Vice President, General Counsel and Secretary; and Claire M. Chadwick, Executive Vice President and Chief Financial Officer. Executive officers of PennFed do not receive any remuneration in their capacity as PennFed executive officers.

The following table sets forth certain information regarding the executive officers of the Bank who are not also directors.

Name	Age	Positions Held with the Bank
Jeffrey J. Carfora	44	Senior Executive Vice President and Chief Operating Officer
Claire M. Chadwick	42	Executive Vice President and Chief Financial Officer
Barbara A. Flannery	46	Executive Vice President and Retail Banking Group Executive
Maria F. Magurno	50	Executive Vice President and Residential Lending Group Executive

Officers are elected annually by the Board of Directors of the Bank. The business experience of each executive officer who is not also a director is set forth below.

Jeffrey J. Carfora - Mr. Carfora is responsible for the daily operations of the Bank. Mr. Carfora also assists President LaMonica in the development of corporate policies and goals. Mr. Carfora joined Penn Federal in 1993 as Senior Vice President and Chief Financial Officer and was appointed Executive Vice President in 1999. He was named Senior Executive Vice President and Chief Operating Officer in 2001.

Claire M. Chadwick - Ms. Chadwick is responsible for the financial affairs of the Bank, which include financial and tax accounting and reporting, budgeting and investor relations. Ms. Chadwick joined Penn Federal in 1994 and has served as the Bank's Senior Vice President and Controller since 1999. She was named Executive Vice President and Chief Financial Officer in 2002.

Barbara A. Flannery - Ms. Flannery is responsible for the retail branch network. Ms. Flannery has served Penn Federal in various capacities since joining the Bank in 1980, including the management of product development, marketing and various aspects of branch activities. She was named Executive Vice President in 1999.

Maria F. Magurno - Ms. Magurno joined the Bank in October 1997 as Vice President of Residential Lending. Ms. Magurno is responsible for the Bank's residential lending operations as well as the collections and servicing departments. She was named Senior Vice President in 1999 and Executive Vice President in 2001. Prior to joining Penn Federal, Ms. Magurno was with NatWest Mortgage.

Employees

At June 30, 2002, the Company and its subsidiaries had a total of 294 employees, including 50 part-time employees. The Company's employees are not represented by any collective bargaining group.

Item 2. Properties

The Company conducts its business at its headquarters, operations center and the Bank's branch offices located in its primary market areas. The total net book value of the Company's premises and equipment (including land, building and leasehold improvements and furniture and equipment) at June 30, 2002 was $19.6 million.

The Company believes that its current facilities are adequate to meet the present and foreseeable needs of the Company, subject to possible future expansion.

Item 3. Legal Proceedings

The Company is involved from time to time as plaintiff or defendant in various legal actions arising in the normal course of its business. While the ultimate outcome of these proceedings cannot be predicted with certainty, it is the opinion of management at the present time, after consultation with counsel representing the Company in the proceedings, that the resolution of these proceedings should not have a material effect on the Company's consolidated financial position or results of operations.

In 1987, the New Jersey Department of Environmental Protection ("NJDEP") conducted an environment contamination investigation of the Orange Road branch site of First Federal Savings and Loan Association of Montclair ("First Federal"). Prior to the acquisition by First Federal, the location was used as a gasoline service station. On August 16, 1989, the NJDEP issued a "no further action" letter to First Federal with regard to this site. The Bank acquired First Federal effective September 11, 1989. Notwithstanding the earlier "no further action" letter, on June 25, 1997, the NJDEP issued a letter demanding that Penn Federal Savings Bank develop a remedial action work plan for the Orange Road branch site as a result of an investigation conducted on behalf of an adjacent property owner. The Bank disputed the NJDEP position that Penn Federal Savings Bank was a responsible party. On July 1, 1998, the NJDEP issued a letter determining that Penn Federal Savings Bank, Mobil Oil Corporation (now ExxonMobil) and the former gasoline service station owner were all responsible parties for the clean up at the subject site. Responsible parties may ultimately have full or partial obligation for the cost of remediation. The Bank has continued to vigorously deny liability but has engaged in discussions with ExxonMobil. The Bank may be willing to enter into a cost sharing arrangement with ExxonMobil if ExxonMobil will agree to develop and implement the remedial action work plan required by the NJDEP. A written proposal is expected to be submitted to the Bank by ExxonMobil. Currently, no written agreement has been signed and neither party is bound by any verbal conversations.

Based upon an environmental engineering report, a remedial investigation would cost approximately $30,000. The environmental engineering company has also indicated that, based upon their experience with similar type projects, the majority of cases are addressed by natural remediation. Natural remediation costs, if needed, range from $60,000 to $150,000. At June 30, 2002 and 2001, a contingent environmental liability of $45,000 is included in Accounts payable and other liabilities on the Company's Consolidated Statements of Financial Condition. The $45,000 represents one-half of the remedial investigation (one-half of $30,000, or $15,000) plus one-half of the lower end of the range for natural remediation (one-half of $60,000, or $30,000). Based upon the most current information available, management believes the $45,000 represents the most likely liability at this time.

Item 4. Submission of Matters to a Vote of Security Holders

No matter was submitted to a vote of security holders, through the solicitation of proxies or otherwise, during the quarter ended June 30, 2002.

PART II

Item 5. Market for the Registrant's Common Stock and Related Security Holder Matters

The Company's common stock trades on the Nasdaq National Market tier of the Nasdaq Stock Market under the symbol "PFSB." At September 6, 2002, there were approximately 470 stockholders of record for the Company's common stock (not including the number of persons or entities holding stock in nominee or street name through various brokerage firms).

Market Information

The following table sets forth the high and low closing sales prices per common share for the periods indicated.

	Fiscal 2002 Closing Price		Fiscal 2001 Closing Price	
	High	Low	High	Low
Quarter Ended:				
September 30, 2001 and 2000	$22.480	$19.250	$15.375	$13.000
December 31, 2001 and 2000	24.820	18.800	17.063	13.625
March 31, 2002 and 2001	27.250	23.160	21.000	16.875
June 30, 2002 and 2001	28.250	23.700	23.100	19.200

The closing price of a common share was $27.90 at June 30, 2002 compared to $23.10 at June 30, 2001.

In the second quarter of fiscal 2002, the Company increased the quarterly cash dividend on its common stock to $0.06 per share. Previously, the quarterly cash dividend was $0.05 per share since the fourth quarter of fiscal 2001. Prior quarterly cash dividends were $0.04 per share since the second quarter of fiscal 1999. Quarterly cash dividend payments of $0.035 per share were initiated in the second quarter of fiscal 1997. Subsequent to the end of fiscal 2002, the Company increased the quarterly cash dividend to $0.10 per share.

The Company's ability to pay cash dividends is substantially dependent on the dividend payments it receives from the Bank. For a description of the regulatory restrictions on the ability of the Bank to pay dividends to the Company, see Item 1. Business — "Regulation – Limitations on Dividends and Other Capital Distributions" and Note N — Stockholders' Equity and Regulatory Capital in the Notes to Consolidated Financial Statements.

The following table sets forth information as of June 30, 2002 with respect to compensation plans under which shares of Company common stock may be issued.

Equity Commpensation Plan Information

Plan Category	Number of Shares to be Issued Upon Exercise of Outstanding Options	Weighted-Average Exercise Price of Outstanding Options	Number of Shares Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Shares Reflected in the First Column)
Equity compensation plans approved by stockholders[1]	1,198,516	$10.42	0
Equity compensation plans not approved by stockholders	N/A	N/A	N/A
Total	1,198,516	$10.42	0

[1] The only equity compensation plan approved by stockholders under which there are outstanding unvested awards and shares available for future issuances is the Company's 1994 Stock Option and Incentive Plan.

Item 6. Selected Financial Data

The following selected consolidated financial data of the Company and its subsidiaries is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements, including notes thereto, included elsewhere in this document.

	At June 30,				
	2002	2001	2000	1999	1998
	(In thousands, except per share amounts)				
Selected Financial Condition Data:					
Total assets	$1,892,427	$1,849,377	$1,729,219	$1,558,763	$1,551,938
Loans receivable, net	1,441,260	1,295,492	1,259,248	1,066,611	1,095,852
Investment securities	183,785	333,969	303,026	293,282	178,310
Mortgage-backed securities	169,689	135,606	87,561	127,983	204,452
Deposits	1,174,507	1,085,335	1,080,350	1,063,600	1,028,100
Total borrowings	527,779	582,105	476,640	333,203	361,965
Trust Preferred securities, net	44,537	44,461	32,805	32,743	32,681
Stockholders' equity	118,761	112,530	113,981	107,500	103,703
Book value per common share[1]	16.73	15.50	14.37	13.03	11.87
Tangible book value per common share[1]	16.02	14.54	13.24	11.68	10.33

[1]In accordance with Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plans," the calculation of book value per share only includes ESOP shares to the extent that they are released or committed to be released during the fiscal year.

	Year ended June 30,				
	2002	2001	2000	1999	1998
	(In thousands, except per share amounts)				
Selected Operating Data:					
Total interest and dividend income	$121,339	$120,358	$111,763	$105,557	$100,805
Total interest expense	72,862	79,584	71,201	68,786	65,869
Net interest and dividend income	48,477	40,774	40,562	36,771	34,936
Provision for loan losses	1,625	625	860	780	600
Net interest income after provision for loan losses	46,852	40,149	39,702	35,991	34,336
Service charges	2,961	2,495	2,172	2,113	1,974
Net gain (loss) from real estate operations	87	65	114	31	(156)
Net gain on sales of loans	194	666	36	860	528
Other non-interest income	975	588	625	542	321
Total non-interest income	4,217	3,814	2,947	3,546	2,667
Total non-interest expenses	28,450	24,642	22,728	21,776	19,563
Income before income taxes	22,619	19,321	19,921	17,761	17,440
Income tax expense	8,036	6,808	7,051	6,304	6,242
Net income	$ 14,583	$ 12,513	$ 12,870	$ 11,457	$ 11,198
Net income per common share:					
Basic	$ 2.02	$ 1.64	$ 1.58	$ 1.36	$ 1.25
Diluted	$ 1.88	$ 1.55	$ 1.50	$ 1.29	$ 1.16

Selected Financial Ratios and Other Data:	At and for the year ended June 30, 2002	2001	2000	1999	1998
Performance Ratios:					
Return on average assets (ratio of net income to average total assets)	0.79%	0.72%	0.79%	0.74%	0.78%
Return on average stockholders' equity (ratio of net income to average stockholders' equity)	12.59	10.95	11.61	11.03	10.96
Net interest rate spread during the year	2.37	2.06	2.22	2.11	2.20
Net interest margin (net interest and dividend income to average interest-earning assets)	2.68	2.43	2.57	2.45	2.54
Ratio of average interest-earning assets to average deposits and borrowings	107.88	107.67	107.64	107.27	107.07
Ratio of earnings to fixed charges[1]:					
Excluding interest on deposits	1.74x	1.68x	1.81x	1.88x	1.99x
Including interest on deposits	1.31x	1.24x	1.28x	1.26x	1.26x
Ratio of non-interest expense to average total assets	1.53%	1.42%	1.39%	1.40%	1.37%
Efficiency ratio (non-interest expense, excluding amortization of intangibles, to net interest and dividend income and non-interest income excluding gains on sales and real estate operations)	50.58	51.59	47.53	49.24	46.00
Dividend payout ratio	11.39	10.37	10.13	11.40	11.20
Asset Quality Ratios:					
Non-accruing loans to total loans at end of year	0.23	0.13	0.21	0.34	0.34
Allowance for loan losses to non-accruing loans at end of year	177.74	259.50	146.70	87.44	74.18
Allowance for loan losses to total loans at end of year	0.40	0.33	0.32	0.30	0.25
Non-performing assets to total assets at end of year	0.17	0.12	0.18	0.30	0.35
Ratio of net charge-offs during the year to average loans outstanding during the year	0.00	0.03	0.01	0.03	0.04
Capital Ratios:					
Stockholders' equity to total assets at end of year	6.28	6.08	6.59	6.90	6.68
Average stockholders' equity to average total assets	6.25	6.58	6.78	6.67	7.14
Tangible capital to tangible assets at end of year[2]	8.37	7.87	7.76	7.88	7.09
Core capital to adjusted tangible assets at end of year[2]	8.37	7.87	7.76	7.88	7.11
Risk-based capital to risk-weighted assets at end of year[2]	15.93	15.69	15.50	16.29	15.16
Other Data:					
Number of branch offices at end of year	21	21	20	20	18
Number of deposit accounts at end of year	84,200	88,500	88,300	88,200	87,500
Cash dividends declared per common share	$0.230	$0.170	$0.160	$0.155	$0.140

(1) The ratio of earnings to fixed charges excluding interest on deposits is calculated by dividing income before taxes and extraordinary items before interest on borrowings by interest on borrowings on a pretax basis. The ratio of earnings to fixed charges including interest on deposits is calculated by dividing income before income taxes and extraordinary items before interest on deposits and borrowings by interest on deposits plus interest on borrowings on a pretax basis.

(2) Represents regulatory capital ratios for the Bank.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

In July 1994, PennFed became the savings and loan holding company of the Bank. Currently, the results of operations of the Company are primarily those of the Bank and its subsidiaries and the Trusts.

The Company's results of operations are dependent primarily on net interest income, which is the difference between the income earned on its loan, securities and investment portfolios and its cost of funds, consisting of the interest paid on deposits and borrowings. General economic and competitive conditions, particularly changes in interest rates, government policies and actions of regulatory authorities, also significantly affect the Company's results of operations. Future changes in applicable laws, regulations or government policies may also have a material impact on the Company.

Management Strategy

Management's primary goal is to enhance stockholder value, while fostering and maintaining customer confidence through a continued focus on improved earnings while managing risks, including liquidity and interest rate risk. The Company's current strategies focus on: (i) emphasizing lending secured by one- to four-family residential first mortgages, (ii) increasing the commercial and multi-family and consumer loan portfolios, (iii) maintaining asset quality, (iv) increasing core deposit balances, (v) managing the Company's exposure to interest rate risk, (vi) improving non-interest income and (vii) controlling non-interest expenses.

Emphasizing Lending Secured by One- to Four-Family Residential First Mortgages. The Company will continue to emphasize production, through origination and purchase, of traditional one- to four-family first mortgage loans secured by properties located primarily in New Jersey. The Company produced $529.3 million, $305.9 million and $278.3 million in one- to four-family mortgage loans in fiscal 2002, 2001 and 2000, respectively. The Company's interest income has been derived primarily from one- to four-family mortgage loans, which totaled $1.2 billion or 81.5% of the Company's gross loan portfolio at June 30, 2002.

The Company generally sells its conforming, fixed rate one- to four-family residential loan production. Sales have been periodically suspended in certain circumstances. For example, loans were held in portfolio as part of a leverage strategy associated with the Trust Preferred securities offering in March 2001 and as a partial replacement of investment securities called before maturity during fiscal 2002. In addition, in fiscal 2001 the Company sold approximately $65 million of longer duration, one- to four-family residential mortgage loans in an effort to improve liquidity, interest rate risk and net interest margin. Total loans sold during fiscal 2002 and fiscal 2001 were $17 million and $94 million, respectively. The level of loan sale activity continues to be actively evaluated with primary consideration given to interest rate risk, long-term profitability and liquidity objectives.

Increasing the Commercial and Multi-Family and Consumer Loan Portfolios. In addition to one- to four-family residential first mortgage lending, the Company will continue its emphasis on increasing the commercial and multi-family and consumer loan porfolios as a percentage of total loans. These loans generally reprice more frequently, have shorter maturities, and/or have higher yields than one- to four-family first mortgage loans. The Company originated $150.5 million, $110.6 million and $95.7 million of commercial and multi-family and consumer loans in fiscal 2002, 2001 and 2000, respectively. As of June 30, 2002, 2001 and 2000, commercial and multi-family and consumer loans represented 18.5%, 17.4% and 14.7%, respectively, of the total gross loan portfolio.

Maintaining Asset Quality. The Company's loan portfolio consists primarily of one- to four-family mortgages, which are considered to have less risk than commercial and multi-family real estate or consumer loans.

The Company's non-performing assets consist of non-accruing loans and real estate owned. The Company focuses on strong underwriting and collection efforts and aggressive marketing of real estate owned properties. Non-performing assets as a percentage of total assets were 0.17% at June 30, 2002.

Increasing Core Deposit Balances. The Company's primary source of funds is deposits. The Company will continue to emphasize growth in generally lower costing core deposits consisting of checking, money market and savings accounts. The Company utilizes various techniques to generate these types of deposits including special promotional rates and offerings. Core deposits increased $163.3 million, or 51%, in fiscal 2002.

Managing the Company's Exposure to Interest Rate Risk. The Company has an asset/liability committee that meets no less than weekly to price loan and deposit products and monthly to develop, implement and review strategies and policies to manage interest rate risk. As part of its interest rate risk strategy, the Company has emphasized core deposits and utilized intermediate/longer-term borrowings and has, at select times, emphasized longer term certificates of deposit. Furthermore, the Company has endeavored to manage its interest rate risk through the pricing and diversification of its loan products, including the focus on the production of loans with adjustable rate features and/or with shorter terms to maturity. The Company has also engaged in one- to four-family mortgage loan sales whereby longer duration conventional loans have been sold. See "Interest Rate Sensitivity Analysis" and "Asset/Liability Strategy."

Improving Non-Interest Income. The Company has and will continue to seek additional ways of improving non-interest income. Total service charges and other non-interest income, excluding the net gain on sales of loans and real estate operations, reflected a $853,000, or 28%, increase for fiscal 2002 compared to fiscal 2001, due, in part, to growth in core deposits and earnings from the Bank's *Investment Services at Penn Federal* program. This program gives customers convenient access to financial consulting/advisory services and related uninsured non-deposit investment and insurance products at local branch offices through a non-affiliated entity.

Controlling Non-Interest Expenses. Non-interest expenses are carefully monitored, which includes ongoing reviews of staffing levels, facilities and operations. The Company's ratio of non-interest expenses to average total assets was 1.53% for the year ended June 30, 2002.

Interest Rate Sensitivity Analysis

Interest Rate Sensitivity Gap. The interest rate risk inherent in assets and liabilities may be determined by analyzing the extent to which such assets and liabilities are "interest rate sensitive" and by measuring an institution's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a defined time period if it matures or reprices within that period. The difference or mismatch between the amount of interest-earning assets maturing or repricing within a defined period and the amount of interest-bearing liabilities maturing or repricing within the same period is defined as the interest rate sensitivity gap. An institution is considered to have a positive gap if the amount of interest-earning assets maturing or repricing within a specified time period exceeds the amount of interest-bearing liabilities maturing or repricing within the same period. If more interest-bearing liabilities than interest-earning assets mature or reprice within a specified period, then the institution is considered to have a negative gap. Accordingly, in a rising interest rate environment, in an institution with a positive gap, the yield on its rate sensitive assets would theoretically rise at a faster pace than the cost of its rate sensitive liabilities, thereby improving future net interest income. In a falling interest rate environment, a positive gap would indicate that the yield on rate sensitive assets would decline at a faster pace than the cost of rate sensitive liabilities and diminish net interest income. For an institution with a negative gap, the reverse would be expected.

In an attempt to manage its exposure to changes in interest rates, management closely monitors the Company's exposure to interest rate risk. Management maintains an asset/liability committee consisting of the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, the Residential Lending Group Executive, the Retail Banking Group Executive, the Treasurer and the Customer Support/Operations Group Executive, which meets regularly and reviews the Company's interest rate risk position and makes recommendations for adjusting this position. In addition, the Board reviews on a monthly basis the Company's asset/liability position, including simulations of the effect on the Company's capital and earnings of various interest rate scenarios and operational strategies.

The following table provides information about the Company's interest sensitive financial instruments. Except for the effects of prepayments and scheduled principal amortization on mortgage related assets, the table presents principal cash flows and related weighted average interest rates by the earlier of term to repricing or contractual term to maturity. Callable government agency securities are assumed to be called within one year if their stated interest rates are at or above current market rates. If the stated interest rate is below current market rates, these callable securities are assumed to be called at an estimated average life of approximately 4 years.

Residential fixed and adjustable rate loans are assumed to prepay at an annualized rate between 10% and 42%. Commercial and multi-family real estate loans are assumed to prepay at an annualized rate between 8% and 38%

while consumer loans are assumed to prepay at a 34% rate. Fixed and adjustable rate mortgage-backed securities have annual payment assumptions ranging from 10% to 35%. Demand loans and loans which have no repayment schedule or stated final maturity, are assumed to be due within six months. Loan and mortgage-backed securities balances are net of non-performing loans and are not adjusted for unearned discounts, premiums, and deferred loan fees.

The Company assumes that variable rate savings account balances decay gradually over time. Based on historical information, 12% of these balances roll-off within one year; 10% roll-off in the second year; 8% roll-off in the third year; and 5% roll-off each year thereafter. During fiscal 2001 and 2002, the Bank promoted "5% Savings for Life" accounts, which totaled $72.5 million at June 30, 2002. These deposits are assumed to have an average life of approximately 10 years. In addition, a "5% Through June 2004 Savings" account was also promoted during fiscal 2002. At June 30, 2002, the balance in these accounts totaled $63.5 million. These deposits are assumed to have no decay through June 2004 and then roll-off 60% over the following four years. The remainder is assumed to have an average life of 10 years. At June 30, 2002, $222.4 million, or 71%, of savings accounts are assumed to roll-off after five years. Transaction accounts, excluding money market accounts, are assumed to roll-off after five years. Money market accounts are assumed to be variable accounts and are reported as repricing within six months. No roll-off rate is applied to certificates of deposit. Fixed maturity deposits reprice at maturity.

	Maturing or Repricing							
	Year ended June 30,							
	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value
	(Dollars in thousands)							
Fixed rate mortgage loans including one- to four-family and commercial and multi-family	$208,415	$124,597	$109,347	$ 96,566	$ 86,042	$288,770	$ 913,737	$ 927,004
Average interest rate	7.10%	6.89%	6.89%	6.89%	6.90%	6.96%	6.96%	
Adjustable rate mortgage loans including one- to four-family and commercial and multi-family	$172,056	$ 73,738	$ 71,568	$ 42,808	$ 26,720	$ 13,198	$ 400,088	$ 409,516
Average interest rate	6.68%	6.92%	7.11%	7.52%	7.67%	7.67%	6.99%	
Consumer loans including demand loans	$ 85,698	$ 15,264	$ 10,339	$ 7,108	$ 2,087	$ —	$ 120,496	$ 120,815
Average interest rate	6.54%	7.44%	7.44%	7.44%	7.44%	0.00%	6.80%	
Investment securities and other	$ 44,255	$ 26,958	$ 26,952	$ 17,900	$ 15,767	$ 36,500	$ 168,332	$ 174,036
Average interest rate	6.62%	6.72%	6.64%	6.73%	6.64%	6.71%	6.67%	
Mortgage-backed securities	$ 64,550	$125,160	$ —	$ —	$ 22,328	$ 10,002	$ 222,040	$ 221,226
Average interest rate	4.86%	6.46%	0.00%	0.00%	7.72%	9.03%	6.24%	
Total interest-earning assets	$574,974	$365,717	$218,206	$164,382	$152,944	$348,470	$1,824,693	$1,852,597
Savings deposits	$ 21,086	$ 15,463	$ 27,008	$ 15,927	$ 9,892	$222,364	$ 311,740	$ 311,740
Average interest rate	1.05%	1.05%	3.37%	3.41%	2.57%	2.95%	2.78%	
Money market and demand deposits (transaction accounts)	$ 20,397	$ —	$ —	$ —	$ —	$148,597	$ 168,994	$ 168,994
Average interest rate	1.50%	0.00%	0.00%	0.00%	0.00%	0.74%	0.83%	
Certificates of deposit	$432,809	$139,025	$ 85,039	$ 25,082	$ 10,172	$ —	$ 692,127	$ 705,786
Average interest rate	4.03%	3.97%	5.53%	4.81%	4.60%	0.00%	4.24%	
FHLB of New York advances	$ —	$ 29,000	$ 60,000	$ 30,000	$ 20,465	$365,000	$ 504,465	$ 536,767
Average interest rate	0.00%	5.09%	5.31%	4.21%	6.03%	5.86%	5.66%	
Other borrowings	$3,964	$ 19,350	$ —	$ —	$ —	$ —	$ 23,314	$ 24,031
Average interest rate	4.25%	4.92%	0.00%	0.00%	0.00%	0.00%	4.81%	
Total deposits and borrowings	$478,256	$202,838	$172,047	$ 71,009	$ 40,529	$735,961	$1,700,640	$1,747,318
Interest earning assets less deposits and borrowings (interest-rate sensitivity gap)	$ 96,718	$162,879	$ 46,159	$ 93,373	$112,415	($387,491)	$ 124,053	
Cumulative interest-rate sensitivity gap	$ 96,718	$259,597	$305,756	$399,129	$511,544	$124,053		
Cumulative interest-rate sensitivity gap as a percentage of total assets at June 30, 2002	5.11%	13.72%	16.16%	21.09%	27.03%	6.56%		
Cumulative interest-rate sensitivity gap as a percentage of total interest-earning assets at June 30, 2002	5.30%	14.23%	16.76%	21.87%	28.03%	6.80%		
Cumulative interest-earning assets as a percentage of cumulative deposits and borrowings at June 30, 2002	120.22%	138.11%	135.84%	143.19%	153.03%	107.29%		

At June 30, 2002, the Company's total interest-earning assets maturing or repricing within one year exceeded its total deposits and borrowings maturing or repricing within one year by $96.7 million, representing a one year positive gap of 5.11% of total assets, compared to a one year negative gap of 14.48% of total assets at June 30, 2001. See "Asset/Liability Strategy." The Company's gap position changed from June 30, 2001. The decline in market interest rates has resulted in the redemption of certain investment securities with callable features and has increased prepayment activity on residential mortgage loans, thereby shifting a larger portion of estimated asset cash flows to within one year. The proceeds from such activities were used to reduce short-term borrowings and fund growth in the loan portfolio. Also contributing to the change in the gap position was the maturity of FHLB of New York advances and subsequent replacement with advances that have terms in excess of three years. Furthermore, growth in core deposits and medium-term certificates of deposit coupled with a decline in short-term certificates of deposit, including municipal certificates of deposit, also reduced the short-term estimated cash flows of the Company's interest-bearing liabilities.

In evaluating the Company's exposure to interest rate risk, certain limitations inherent in the method of interest rate gap analysis presented in the foregoing table must be considered. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable rate mortgages, have features which restrict changes in interest rates in the short-term and over the life of the asset. Further, in the event of a change in interest rates, prepayment and early withdrawal levels may deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their debt may decrease in the event of an interest rate increase. The Company considers all of these factors in monitoring its exposure to interest rate risk.

Net Portfolio Value. The Company's interest rate sensitivity is regularly monitored by management through additional interest rate risk ("IRR") measures, including an IRR "Exposure Measure" or "Post-Shock" NPV ratio and a "Sensitivity Measure." A low Post-Shock NPV ratio indicates greater exposure to IRR. Greater exposure can result from a low initial NPV ratio or high sensitivity to changes in interest rates. The Sensitivity Measure is the change in the NPV ratio, in basis points, caused by a 2% increase or decrease in rates, whichever produces a larger decline. At least quarterly, and generally monthly, management models the change in net portfolio value ("NPV") over a variety of interest rate scenarios. NPV is the present value of expected cash flows from assets, liabilities and off-balance sheet contracts. A NPV ratio, in any interest rate scenario, is defined as the NPV in that rate scenario divided by the market value of assets in the same scenario.

As of June 30, 2002, the Bank's internally generated initial NPV ratio was 5.57%. Following a 2% increase in interest rates, the Bank's Post-Shock NPV ratio was 6.62%. The change in the NPV ratio, or the Bank's Sensitivity Measure, was 1.05%. As of June 30, 2002, the Company's internally generated initial NPV ratio was 5.18%, the Post-Shock ratio was 6.11%, and the Sensitivity Measure was 0.93%. The duration of assets has declined principally due to increased prepayment estimates. Conversely, the duration of liabilities has extended principally due to the decline in short-term fundings, both wholesale and retail, the extension of FHLB of New York advances and the growth in core deposits. Variances between the Bank's and the Company's NPV ratios are attributable to balance sheet items which are adjusted during consolidation, such as investments, intercompany borrowings and capital.

Internally generated NPV measurements are based on simulations which utilize institution specific assumptions and, as such, generally result in lower levels of presumed interest rate risk (i.e., higher Post-Shock NPV ratio and lower Sensitivity Measure) than OTS measurements indicate.

The OTS measures the Bank's (unconsolidated) IRR on a quarterly basis using data from the quarterly Thrift Financial Reports filed by the Bank with the OTS, coupled with non-institution specific assumptions which are based on national averages. As of June 30, 2002, the Bank's initial NPV ratio, as measured by the OTS, was 9.24% the Bank's Post-Shock ratio was 6.20% and the Sensitivity Measure was 3.04%.

In addition to monitoring NPV and gap, management also monitors the duration of assets and liabilities and the effects on net interest income resulting from parallel and non-parallel increases or decreases in rates.

At June 30, 2002, based on its internally generated simulation models, the Company's consolidated net interest income projected for one year forward would increase 1% from the base case, or current market, as a result of an immediate and sustained 2% increase in interest rates.

Asset/Liability Strategy

The primary elements of the Company's asset/liability strategy include the following:

1. The Company has focused on shortening the average life and duration of its portfolio of one- to four-family mortgage loans by promoting one year adjustable rate products, with initial fixed rate terms of 3, 5 and 7 years, 15, 20 and 30 year bi-weekly mortgages and fixed rate products with terms of 10, 15 and 20 years.

2. The Company has emphasized the origination of variable rate home equity lines of credit and fixed rate second mortgage loans as well as variable and fixed rate commercial and multi-family real estate loans having maturities or terms to repricing significantly shorter than one- to four-family residential mortgage loans.

3. The Company has periodically sold a portion of its one- to four-family whole mortgage loan portfolio in an effort to shorten its average life and duration, as well as to mitigate prepayment risk and reduce borrowings. The level of such activity continues to be evaluated with primary consideration given to interest rate risk, long-term profitability and liquidity objectives.

4. The Company has emphasized the lengthening of maturities of its liabilities through its pricing of longer-term certificates of deposit and by utilizing intermediate- and longer-term borrowings, subject to market conditions.

5. The Company has focused on developing and strengthening customer relationships in an effort to improve earnings and funding stability.

6. The Company has also emphasized growth in core deposit accounts as these funds are generally lower cost alternatives, are relatively stable, have a longer duration and assist in strengthening customer relationships.

During fiscal 2002, each of the strategies noted above was employed to manage the Company's sensitivity to changes in interest rates. In the first half of fiscal year 2002, short-term market rates declined rapidly while longer-term market rates followed more gradually and the yield curve significantly steepened. This shift in rates led to a significant improvement in net interest rate spread, as short-term wholesale and retail funding costs were sharply reduced. The decline in long-term rates led to an increase in residential loan refinance and U.S. government agency security redemption activities. Cash flow from these asset repayments was partially used to reduce short-term wholesale funding balances. As market rates continued to fall in the second half of the fiscal year, it became increasingly difficult to build longer-term deposit relationships — customers were not willing to place their funds in lower yielding, longer-term certificates of deposit. In response, the Bank emphasized several core deposit account promotions, including personal and business checking, and premium savings accounts. Deposit growth through these promotions allowed the Bank to avoid premium pricing on certificates of deposit and to take advantage of historically low-cost, longer-term wholesale borrowings. As a result, the Company's net interest rate spread continued to grow throughout the fiscal year and its sensitivity to rising interest rates was reduced. Residential mortgage loan sale activities were re-established in late fiscal 2002 to manage interest rate risk, as fixed rate, long-term loan production accelerated.

As a result of the above activity, one- to four-family first mortgage loan balances grew $106.3 million between June 30, 2001 and June 30, 2002; adjustable rate balances fell $93.5 million, despite attractive pricing of these products, while fixed rate balances increased $199.8 million. Consumer loan balances increased $5.2 million. Prime-based home equity lines of credit fell $5.2 million while other consumer products, principally fixed rate second mortgages generally with shorter durations than one- to four-family residential mortgages, increased $10.3 million. Commercial and multi-family real estate loan balances grew $36.0 million during the current fiscal year with $23.4 million of the growth in adjustable rate products.

At June 30, 2002, medium and long-term certificates of deposits with remaining maturities greater than one year totaled $259.3 million compared to $275.4 million at June 30, 2001. The reduction of certificates of deposit was more than offset by a $163.3 million increase in core deposit balances. Checking and money market account balances grew $35.4 million, while savings balances increased $127.9 million. Furthermore, wholesale borrowings with remaining maturities greater than one year totaled $523.8 million at June 30, 2002, reflecting growth of $120.0 million during the current fiscal year. Short-term retail deposit balances with remaining maturities less than one year, including municipal deposit balances, fell $57.3 million and short-term wholesale funding balances fell $174.3 million between June 30, 2001 and June 30, 2002.

Additionally, the Company emphasizes and promotes its savings, money market and demand deposit accounts, and certificates of deposit with varying maturities through five years, principally within its primary market areas. The balances of savings, money market and demand deposit accounts, which represented approximately 41% of total deposits at June 30, 2002, tend to be less susceptible to rapid changes in interest rates than certificates of deposit balances.

Management will continue to monitor and employ such strategies, as necessary, in conjunction with its overall strategic objectives.

Analysis of Net Interest Income. The following table sets forth certain information relating to the Company's Consolidated Statements of Financial Condition and the Consolidated Statements of Income for the years ended June 30, 2002, 2001 and 2000 and reflects the average yield on assets and average cost of liabilities for the periods indicated. Such yields and costs are derived from average daily balances. The average balance of loans receivable includes non-accruing loans. The yields and costs include fees which are considered adjustments to yields.

	Year ended June 30,								
	2002			2001			2000		
	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate
	(Dollars in thousands)								
Interest-earning assets:									
One- to four-family mortgage loans	$1,135,205	$ 75,201	6.62%	$1,040,942	$ 73,480	7.06%	$ 988,454	$ 69,085	6.99%
Commercial and multi-family real estate loans	124,669	10,277	8.24	97,921	8,455	8.63	79,604	6,788	8.53
Consumer loans	118,576	8,018	6.76	107,695	8,311	7.72	83,187	6,153	7.40
Total loans receivable	1,378,450	93,496	6.78	1,246,558	90,246	7.24	1,151,245	82,026	7.12
Federal funds sold	34	1	2.94	1,013	61	6.02	307	17	5.54
Investment securities and other	262,379	17,323	6.60	327,208	22,716	6.94	323,190	22,547	6.98
Mortgage-backed securities	164,671	10,519	6.39	105,297	7,335	6.97	105,913	7,173	6.77
Total interest-earning assets	1,805,534	$121,339	6.72	1,680,076	$120,358	7.16	1,580,655	$111,763	7.07
Non-interest earning assets	48,849			55,173			55,857		
Total assets	$1,854,383			$1,735,249			$1,636,512		
Deposits and borrowings:									
Money market and demand deposits	$ 144,657	$ 1,206	0.83%	$ 124,926	$ 1,468	1.18%	$ 115,827	$ 1,329	1.15%
Savings deposits	230,691	5,131	2.22	163,292	2,830	1.73	161,845	2,645	1.63
Certificates of deposit	760,339	35,844	4.71	812,440	46,987	5.78	786,949	42,784	5.44
Total deposits	1,135,687	42,181	3.71	1,100,658	51,285	4.66	1,064,621	46,758	4.39
FHLB of New York advances	477,935	27,940	5.85	397,614	24,571	6.18	322,754	19,591	6.07
Other borrowings	60,048	2,741	4.56	62,164	3,728	6.00	81,053	4,852	5.99
Total deposits and borrowings	1,673,670	$ 72,862	4.35	1,560,436	$ 79,584	5.10	1,468,428	$ 71,201	4.85
Other liabilities	20,352			24,734			24,417		
Total liabilities	1,694,022			1,585,170			1,492,845		
Trust Preferred securities	44,499			35,849			32,774		
Stockholders' equity	115,862			114,230			110,893		
Total liabilities and stockholders' equity	$1,854,383			$1,735,249			$1,636,512		
Net interest income and net interest rate spread		$ 48,477	2.37%		$ 40,774	2.06%		$ 40,562	2.22%
Net interest-earning assets and interest margin	$ 131,864		2.68%	$ 119,640		2.43%	$ 112,227		2.57%
Ratio of interest-earning assets to deposits and borrowings			107.88%			107.67%			107.64%

Rate/Volume Analysis. The following table presents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected the Company's interest income and interest expense during the periods indicated. Information is provided in each category with respect to (1) changes attributable to changes in volume (changes in volume multiplied by prior rate), (2) changes attributable to changes in rate (changes in rate multiplied by prior volume), (3) changes attributable to changes in rate/volume (changes in rate multiplied by changes in volume) and (4) the net change.

	Year ended June 30,							
	2002 vs. 2001				2001 vs. 2000			
	Increase (Decrease) Due to				Increase (Decrease) Due to			
	Volume	Rate	Rate/ Volume	Total Increase (Decrease)	Volume	Rate	Rate/ Volume	Total Increase (Decrease)
	(In thousands)							
Interest-earning assets:								
One- to four-family mortgage loans	$6,654	$ (4,523)	$ (410)	$ 1,721	$3,668	$ 690	$ 37	$4,395
Commercial and multi-family real estate loans	2,310	(383)	(105)	1,822	1,562	85	20	1,667
Consumer loans	840	(1,029)	(104)	(293)	1,813	266	79	2,158
Total loans receivable	9,804	(5,935)	(619)	3,250	7,043	1,041	136	8,220
Federal funds sold	(59)	(31)	30	(60)	39	2	3	44
Investment securities and other	(4,500)	(1,113)	220	(5,393)	280	(110)	(1)	169
Mortgage-backed securities	4,136	(609)	(343)	3,184	(42)	205	(1)	162
Total interest-earning assets	$9,381	$ (7,688)	$ (712)	$ 981	$7,320	$ 1,138	$137	$8,595
Deposits and borrowings:								
Money market and demand deposits	$ 232	$ (427)	$ (67)	$ (262)	$ 104	$ 32	$ 3	$ 139
Savings deposits	1,168	802	331	2,301	24	160	1	185
Certificates of deposit	(3,013)	(8,687)	557	(11,143)	1,386	2,729	88	4,203
Total deposits	(1,613)	(8,312)	821	(9,104)	1,514	2,921	92	4,527
FHLB of New York advances	4,964	(1,327)	(268)	3,369	4,544	354	82	4,980
Other borrowings	(127)	(890)	30	(987)	(1,131)	9	(2)	(1,124)
Total deposits and borrowings	$3,224	$(10,529)	$ 583	$(6,722)	$4,927	$ 3,284	$172	$8,383
Net change in net interest income	$6,157	$ 2,841	$(1,295)	$ 7,703	$2,393	$(2,146)	$(35)	$ 212

Financial Condition

Comparison of Financial Condition at June 30, 2002 and June 30, 2001

Total assets increased $43.1 million to $1.892 billion at June 30, 2002 from total assets of $1.849 billion at June 30, 2001. The increase was primarily due to the origination and purchase of loans offset by a decrease in investment securities and principal payments on loans and mortgage-backed securities. Lower market interest rates have resulted in certain investment securities being called before maturity. A decision to retain conforming, fixed rate one- to four-family residential mortgage loans in the portfolio throughout most of fiscal 2002, coupled with the lower market interest rates and the resulting effect of loan refinancing activity, led to growth in the loan portfolio during fiscal 2002.

During the year ended June 30, 2002, the Company securitized approximately $66 million of one- to four-family mortgage loans as Freddie Mac mortgage-backed securities. These securities are held in the Company's mortgage-backed securities portfolio for collateral purposes.

Deposits increased $89.2 million to $1.174 billion at June 30, 2002 from $1.085 billion at June 30, 2001. An increase in core deposit accounts (checking, money market and savings accounts) and medium-term certificates of deposit was partially offset by a decrease in short-term certificates of deposit, including municipal certificates of deposit. FHLB of New York advances increased $50.0 million from $454.5 million at June 30, 2001 to $504.5 million at June 30, 2002, while other borrowings decreased $104.3 million from $127.6 million at June 30, 2001 to $23.3 million at June 30, 2002. The decrease in other borrowings primarily reflects the use of funds received from investment securities being called before maturity and the increase in medium-term and core deposits.

Non-performing assets at June 30, 2002 totaled $3.3 million, representing 0.17% of total assets, compared to $2.1 million, or 0.12% of total assets, at June 30, 2001. Non-accruing loans totaled $3.3 million, with a ratio of non-accruing loans to total loans of 0.23% at June 30, 2002 as compared to $1.6 million, or 0.13% of total loans, at June 30, 2001. Real estate owned decreased to $28,000 at June 30, 2002 from $500,000 at June 30, 2001.

Stockholders' equity at June 30, 2002 totaled $118.8 million compared to $112.5 million at June 30, 2001. The increase primarily reflects the net income recorded for the year ended June 30, 2002 and the exercise of stock options, offset by the repurchase of 500,000 shares of the Company's outstanding stock at an average market price of $22.24 per share and the declaration of dividends.

Results of Operations

Comparison of Operating Results for the Years Ended June 30, 2002 and June 30, 2001

General. For the year ended June 30, 2002, net income was $14.6 million, or $1.88 per diluted share, compared to net income of $12.5 million, or $1.55 per diluted share, for the year ended June 30, 2001.

Interest and Dividend Income. Interest and dividend income for the year ended June 30, 2002 increased to $121.3 million from $120.4 million for the year ended June 30, 2001. The increase in the year ended June 30, 2002 was due to an increase in average interest-earning assets, offset by a decrease in the average yield earned on interest-earning assets. Average interest-earning assets were $1.8 billion for the year ended June 30, 2002 compared to $1.7 billion for the prior fiscal year. The average yield on interest-earning assets decreased to 6.72% for the year ended June 30, 2002 from 7.16% for the year ended June 30, 2001.

Interest income on residential one- to four-family mortgage loans for the year ended June 30, 2002 increased $1.7 million when compared to the prior fiscal year. The increase in interest income on residential one- to four-family mortgage loans was due to an increase of $94.3 million in the average balance outstanding for the year ended June 30, 2002 over the prior fiscal year. The increase in interest income on residential one- to four-family mortgage loans was partially offset by a decrease in the average yield earned on this loan portfolio to 6.62% for the year ended June 30, 2002 compared to 7.06% for the prior fiscal year.

Interest income on commercial and multi-family real estate loans increased $1.8 million for the year ended June 30, 2002 when compared to the prior year. The increase in interest income on commercial and multi-family real estate loans was attributable to an increase of $26.7 million in the average outstanding balance for the year ended June 30, 2002 compared to the prior year. The growth in interest income on this portfolio was partially offset by a decrease in the average yield earned on commercial and multi-family real estate loans. The average yield decreased to 8.24% for the current year compared to 8.63% for the year ended June 30, 2001.

Interest income on consumer loans decreased $293,000 for the year ended June 30, 2002 compared to the prior year. The decrease in interest income for this loan portfolio was due to a decrease in the average yield earned on these loans. The average yield decreased to 6.76% for the year ended June 30, 2002 compared to 7.72% for the prior year. Substantially offsetting the decrease in interest income on consumer loans for the current year was an increase of $10.9 million in the average balance outstanding when compared to the prior year.

Interest income on investment securities and other interest-earning assets decreased $5.4 million for the year ended June 30, 2002 compared to the prior year. The decrease in interest income on these securities is partially attributable to a $64.8 million decrease in the average balance outstanding for the year ended June 30, 2002, when compared to the prior year. In addition, the decrease in interest income on investment securities and other interest-earning assets was due to a decline in the average yield earned on these securities. The average yield decreased to 6.60% for the current year compared to 6.94% for the prior year.

Interest income on the mortgage-backed securities portfolio increased $3.2 million for the year ended June 30, 2002 compared to the prior year. The increase in interest income on mortgage-backed securities primarily reflects a $59.4 million increase in the average balance outstanding for the year ended June 30, 2002 compared to the prior year. The increase in interest income was partially offset by a decrease in the average yield earned on the mortgage-backed securities portfolio to 6.39% for the year ended June 30, 2002 compared to 6.97% for the year ended June 30, 2001.

Interest Expense. Interest expense decreased $6.7 million for the year ended June 30, 2002 from $79.6 million for fiscal 2001. The decrease in the current year was attributable to a decrease in the Company's cost of funds from a rate of 5.10% to 4.35%, when compared to the prior year, as a result of lower market interest rates. Partially offsetting the decrease in rate during the current year was a $113.2 million increase in total average deposits and borrowings, when compared to the year ended June 30, 2001.

For the year ended June 30, 2002, the average rate paid on deposits decreased to 3.71% from 4.66% for the year ended June 30, 2001. The average balance of deposits increased $35.0 million from the $1.1 billion for the year ended June 30, 2001.

The average cost of FHLB of New York advances decreased to 5.85% from 6.18% for the year ended June 30, 2002 while the average balance of FHLB of New York advances increased $80.3 million when compared to the prior year. For the year ended June 30, 2002, the average rate paid on other borrowings decreased to 4.56% from 6.00% for the year ended June 30, 2001. The average balance of other borrowings decreased $2.1 million compared to the prior year.

Net Interest and Dividend Income. Net interest and dividend income before provision for loan losses for the year ended June 30, 2002 was $48.5 million, reflecting a $7.7 million increase from the $40.8 million recorded in the prior fiscal year. Average net interest-earning assets increased $12.2 million for the year ended June 30, 2002 when compared to the prior year, and the net interest margin of 2.68% for the current year reflected a 0.25% increase from 2.43% for the year ended June 30, 2001. A decline in short-term market interest rates and growth in the Company's loan portfolio and core deposit accounts contributed to the improvements in net interest margin.

Provision for Loan Losses. The provision for loan losses for the year ended June 30, 2002 was $1.6 million compared to $625,000 for the prior fiscal year. The allowance for loan losses at June 30, 2002 of $5.8 million reflects a $1.6 million increase from the $4.2 million at June 30, 2001. The allowance for loan losses as a percentage of non-accruing loans was 177.74% at June 30, 2002, compared to 259.50% at June 30, 2001. The decrease is principally attributable to an increase in the Company's non-performing loans. Non-performing loans were $3.3 million at June 30, 2002 compared to $1.6 million at June 30, 2001. The allowance for loan losses as a percentage of total loans at June 30, 2002 was 0.40% compared to 0.33% at June 30, 2001.

Non-Interest Income. For the year ended June 30, 2002, non-interest income was $4.2 million compared to $3.8 million for the prior fiscal year. The increase in non-interest income was primarily due to an increase in service charges and other non-interest income offset by a decrease in the net gain on sales of loans, when compared to the year ended June 30, 2001.

Service charge income for the year ended June 30, 2002 was $3.0 million, reflecting an increase of $466,000 over the $2.5 million recorded for the prior year. Service charges were positively impacted by fees associated with various loan prepayments and refinances. Other non-interest income increased to $975,000 for the year ended June 30, 2002 from $588,000 for the year ended June 30, 2001. Other non-interest income included $283,000 from an increase in earnings from the *Investment Services at Penn Federal* program for the year ended June 30, 2002 when compared to the prior year. Through this program, customers have convenient access to financial consulting/advisory services and related uninsured non-deposit investment and insurance products.

During the year ended June 30, 2002, the net gain on sales of loans was $194,000 as compared to $666,000 for the year ended June 30, 2001. Loan production was retained in portfolio during most of the current year as a partial replacement of the investment securities called before maturity. In addition, effective with the issuance of the $12 million of Trust Preferred securities in March 2001, a determination was made to suspend the sale of conforming, fixed rate one- to four-family mortgage loan production to leverage the proceeds of the issuance. However, prior to the issuance of these Trust Preferred securities, nearly $29 million of conforming, fixed rate one- to four-family residential loans were sold, generating gains of $259,000. In addition, during the year ended June 30, 2001, the Company sold approximately $65 million of longer duration, one- to four-family residential mortgage loans in an effort to improve funding, liquidity, interest rate risk and net interest margin and recorded net gains on sales of these loans of $407,000. In April 2002, the Company re-instituted its strategy of selling conforming, fixed rate one- to four-family mortgage loans.

Non-Interest Expenses. The Company's non-interest expenses were $28.5 million for the year ended June 30, 2002 compared to $24.6 million for the prior year. An increase in preferred securities expense due to the issuance of $12 million of Trust Preferred securities in March 2001, additional "non-cash" expense related to the Employee Stock Ownership Plan, additional costs related to the Bank's new Business Development department and expenses related to the Company's development of an internet presence contributed to the increase in non-interest expenses during the current year when compared to the prior year. The Company's non-interest expenses as a percent of average assets increased to 1.53% for the year ended June 30, 2002 from 1.42% for the prior year.

Income Tax Expense. Income tax expense for the year ended June 30, 2002 was $8.0 million compared to $6.8 million for the prior fiscal year. The effective tax rate was 35.5% for the year ended June 30, 2002 compared to 35.2% for the year ended June 30, 2001. As a result of legislation enacted in New Jersey in July 2002 revising the state's corporate income tax law, the Company believes based on an internal analysis, that its effective tax rate could increase to a maximum of 41%. See Item 1. Business — "Regulation – Federal and State Taxation."

Comparison of Operating Results for the Years Ended June 30, 2001 and June 30, 2000

General. For the year ended June 30, 2001 net income was $12.5 million, or $1.55 per diluted share, compared to net income of $12.9 million, or $1.50 per diluted share, for the year ended June 30, 2000.

Interest and Dividend Income. Interest and dividend income for the year ended June 30, 2001 increased to $120.4 million from $111.8 million for the year ended June 30, 2000. The increase in the year ended June 30, 2001 was due to an increase in average interest-earning assets, coupled with an increase in the average yield earned on interest-earning assets. Average interest-earning assets were $1.7 billion for the year ended June 30, 2001 compared to $1.6 billion for the prior fiscal year. The average yield on interest-earning assets increased to 7.16% for the year ended June 30, 2001 from 7.07% for the year ended June 30, 2000.

Interest income on residential one- to four-family mortgage loans for the year ended June 30, 2001 increased $4.4 million when compared to the prior fiscal year. The increase in interest income on residential one- to four-family mortgage loans was due to an increase of $52.5 million in the average balance outstanding for the year ended June 30, 2001 over the prior fiscal year. The increase in interest income on residential one- to four-family mortgage loans was also the result of an increase in the average yield earned on this loan portfolio to 7.06% for the year ended June 30, 2001 compared to 6.99% for the prior fiscal year.

Interest income on commercial and multi-family real estate loans increased $1.7 million for the year ended June 30, 2001 when compared to the prior year. The increase in interest income on commercial and multi-family real estate loans was attributable to an increase of $18.3 million in the average outstanding balance for the year ended June 30, 2001 compared to the prior year. The growth in interest income on this portfolio was also due to an increase in the average yield earned on commercial and multi-family real estate loans. The average yield increased to 8.63% for fiscal 2001 compared to 8.53% for the year ended June 30, 2000.

Interest income on consumer loans increased $2.2 million for the year ended June 30, 2001 compared to the prior year. The increase in interest income for this loan portfolio was due to an increase of $24.5 million in the average balance outstanding for the year ended June 30, 2001 when compared to the prior year. Also contributing to the increase in interest income on consumer loans was an increase in the average yield earned on these loans. The average yield increased to 7.72% for the year ended June 30, 2001 compared to 7.40% for the prior year.

Interest Expense. Interest expense increased $8.4 million for the year ended June 30, 2001 from $71.2 million for fiscal 2000. The increase was attributable to an increase in total average deposits and borrowings as well as an increase in the Company's cost of funds. Average deposits and borrowings increased $92.0 million for the year ended June 30, 2001 compared to the 2000 period. The average rate paid on deposits and borrowings increased to 5.10% for the year ended June 30, 2001 from 4.85% for the prior fiscal year.

Net Interest and Dividend Income. Net interest and dividend income for the year ended June 30, 2001 was $40.8 million, reflecting an increase from $40.6 million recorded in the prior fiscal year. Average net interest-earning assets increased $7.4 million for the year ended June 30, 2001 when compared to the prior year, while the net interest margin of 2.43% for fiscal 2001 reflected a 0.14% decline from 2.57% for the year ended June 30, 2000. The compression in the net interest margin when compared to the prior year was attributable to increased short-term interest rates and the resulting rise in the Company's cost of funds, as well as continued stock repurchases by the Company. However, the margin for the fourth quarter of fiscal 2001 of 2.53% improved from a margin of 2.45% for the June 30, 2000 quarter as short term market interest rates began to decline substantially during the latter half of fiscal 2001.

Provision for Loan Losses. The provision for loan losses for the year ended June 30, 2001 was $625,000 compared to $860,000 for the prior fiscal year. The allowance for loan losses at June 30, 2001 of $4.2 million reflects a $265,000 increase from the June 30, 2000 level. The allowance for loan losses as a percentage of non-performing loans was 259.50% at June 30, 2001, compared to 146.70% at June 30, 2000. The increase was principally attributable to a decline in the Company's non-performing loans. The allowance for loan losses as a percentage of total loans at June 30, 2001 was 0.33%.

Non-Interest Income. For the year ended June 30, 2001, non-interest income was $3.8 million compared to $2.9 million for the prior fiscal year. The increase in non-interest income was primarily due to an increase in the net gain on sales of loans during fiscal 2001 when compared to fiscal 2000. During the year ended June 30, 2001, the net gain on sales of loans was $666,000 as compared to $36,000 for the year ended June 30, 2000. Under a Company strategy of selling conforming, fixed rate one- to four-family residential loan production, approximately $29 million of such loans were sold during fiscal 2001, generating gains of $259,000 for the year ended June 30, 2001. In addition, during the year ended June 30, 2001, the Company sold approximately $65 million of longer duration, one- to four-family residential mortgage loans in an effort to improve liquidity, interest rate risk and net interest margin and recorded net gain on sales of such loans of $407,000. Effective with the issuance of the $12 million of Trust Preferred securities in March 2001, a determination was made whereby conforming, fixed rate one- to four-family mortgage loan production would not be sold for a period of time to leverage the proceeds of such issuance. Service charge income increased to $2.5 million for the year ended June 30, 2001 versus $2.2 million for the comparable prior year. The net gain from real estate operations was $65,000 for the year ended June 30, 2001 compared to $114,000 for the year ended June 30, 2000. Other non-interest income for the year ended June 30, 2000 included a $48,000 gain on the sale of a former branch location.

Non-Interest Expenses. The Company's non-interest expenses were $24.6 million for the year ended June 30, 2001 compared to $22.7 million for the prior year. Additional "non-cash" expense related to the Employee Stock Ownership Plan, an increase in occupancy expense attributable to harsh winter weather, additional costs for the Bank's new Business Development department and expenses related to the expansion of network capacity and the Company's development of an internet presence all contributed to the increased non-interest expenses for the year ended June 30, 2001, when compared to the prior year. However, the Company's non-interest expenses as a percent of average assets only increased slightly to 1.42% for the year ended June 30, 2001 from 1.39% for the prior year.

Income Tax Expense. Income tax expense for the year ended June 30, 2001 was $6.8 million compared to $7.1 million for the prior fiscal year. The effective tax rate was 35.2% for the year ended June 30, 2001 compared to 35.4% for the year ended June 30, 2000.

Liquidity and Capital Resources

The Company's primary sources of funds are deposits, principal and interest payments on loans and mortgage-backed securities, and borrowings from the FHLB of New York. While scheduled loan repayments and maturing investments are relatively predictable, deposit flows and early loan repayments are more influenced by interest rates, general economic conditions and competition. The Company has competitively set rates on deposit products for selected terms and, when necessary, has supplemented deposits with longer-term or less expensive alternative sources of funds.

The Bank maintains appropriate levels of liquid assets. The Company's most liquid assets are cash and cash equivalents, U.S. government agency securities and mortgage-backed securities. The levels of these assets are dependent on the Bank's operating, financing, lending and investing activities during any given period.

In the event that the Company should require funds beyond its ability to generate them internally, additional sources of funds are available through the use of FHLB of New York advances and reverse repurchase agreements. In addition, the Company may access funds, if necessary, through the use of a $50.0 million overnight repricing line of credit and a $50.0 million variable rate one-month overnight repricing line of credit from the FHLB of New York. The Company uses its liquid resources principally to fund maturing certificates of deposit and deposit withdrawals, to purchase loans and securities, to fund existing and future loan commitments, and to meet operating expenses. At June 30, 2002, the Company had outstanding commitments to extend credit which amounted to $130.9 million (including $92.1 million in available lines of credit), commitments to sell loans of $4.4 million and commitments to purchase loans of $455,000. Management believes that loan repayments and other sources of funds will be adequate to meet the Company's foreseeable liquidity needs.

The Company's cash needs for the year ended June 30, 2002 were provided by operating activities, including the sale of loans, proceeds from maturities of investment securities, increased deposits and principal repayments of loans and mortgage-backed securities. During fiscal 2002, the cash provided was primarily used to fund investing activities, which included the origination and purchase of loans and the purchase of investment and mortgage-backed securities and to paydown other borrowings. During fiscal 2001, the Company's cash needs were provided by operating activities, including the sales of loans, by proceeds from the Trust Preferred securities offering and by maturities of investment securities. The Company's fiscal 2001 cash needs were also provided by increased deposits, an increase in advances from the FHLB of New York and other borrowings and principal repayments of loans and mortgage-backed securities. During fiscal 2001, the cash provided was used for investing activities, which included the origination and purchase of loans and the purchase of investment and mortgage-backed securities. Additionally, in fiscal 2001 cash provided was used for the repurchase of common stock. The Company's cash needs for the year ended June 30, 2000 were provided by operating activities, proceeds from maturities of investment securities, an increase in advances from the FHLB of New York and other borrowings, increased deposits and principal repayments on loans and mortgage-backed securities. During fiscal 2000, the cash provided was primarily used to fund investing activities, which included the origination and purchase of loans and the purchase of investment securities.

Current regulatory standards impose the following capital requirements: a risk-based capital standard expressed as a percentage of risk-adjusted assets; a ratio of core capital to risk-adjusted assets; a leverage ratio of core capital to total adjusted assets; and a tangible capital ratio expressed as a percentage of total adjusted assets. As of June 30, 2002, the Bank exceeded all regulatory capital requirements and qualified as a "well-capitalized" institution. See "Regulation" and Note N – Stockholders' Equity and Regulatory Capital, in the Notes to Consolidated Financial Statements.

The Company initiated a quarterly cash dividend on its common stock of $0.035 per share in the second quarter of fiscal 1997. The quarterly cash dividend was increased to $0.04 per share in the second quarter of fiscal 1999 and increased to $0.05 per share in the fourth quarter of fiscal 2001. The quarterly cash dividend was increased to $0.06 per share in the second quarter of fiscal 2002 and was recently increased again to $0.10 per share effective with the first quarter dividend for fiscal 2003. Total dividends paid for the years ended June 30, 2002, 2001, and 2000 were $0.23 per share, $0.17 per share and $0.16 per share, respectively. The declaration and payment of dividends are subject to, among other things, PennFed's financial condition and results of operations, regulatory capital requirements, tax considerations, industry standards, economic conditions, regulatory restrictions, general business practices and other factors.

Item 8. Financial Statements and Supplementary Data

Independent Auditors' Report

Board of Directors and Stockholders
PennFed Financial Services, Inc. and Subsidiaries
West Orange, New Jersey

We have audited the accompanying consolidated statements of financial condition of PennFed Financial Services, Inc. and Subsidiaries (the "Company") as of June 30, 2002 and 2001, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for each of the three years in the period ended June 30, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of PennFed Financial Services, Inc. and Subsidiaries as of June 30, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2002 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Parsippany, New Jersey
July 26, 2002

Consolidated Statements of Financial Condition

	June 30, 2002	June 30, 2001
	(Dollars in thousands)	
Assets		
Cash and cash equivalents	$ 37,189	$ 15,771
Investment securities available for sale, at market value, amortized cost of $4,266 at June 30, 2002	4,295	—
Investment securities held to maturity, at amortized cost, market value of $178,676 and $327,245 at June 30, 2002 and 2001	179,490	333,969
Mortgage-backed securities held to maturity, at amortized cost, market value of $174,036 and $136,592 at June 30, 2002 and 2001	169,689	135,606
Loans held for sale	1,592	83
Loans receivable, net of allowance for loan losses of $5,821 and $4,248 at June 30, 2002 and 2001	1,439,668	1,295,409
Premises and equipment, net	19,598	20,354
Real estate owned, net	28	500
Federal Home Loan Bank of New York stock, at cost	25,656	26,218
Accrued interest receivable, net	9,564	11,590
Goodwill and other intangible assets	5,043	6,983
Other assets	615	2,894
	$1,892,427	$1,849,377
Liabilities and Stockholders' Equity		
Liabilities:		
Deposits	$1,174,507	$1,085,335
Federal Home Loan Bank of New York advances	504,465	454,465
Other borrowings	23,314	127,640
Mortgage escrow funds	12,772	11,979
Accounts payable and other liabilities	14,071	12,967
Total liabilities	1,729,129	1,692,386
Guaranteed Preferred Beneficial Interests in the Company's Junior Subordinated Debentures	46,500	46,500
Unamortized issuance expenses	(1,963)	(2,039)
Net Trust Preferred securities	44,537	44,461
Commitments and Contingencies (Note M)		
Stockholders' Equity:		
Serial preferred stock, $.01 par value, 7,000,000 shares authorized, no shares issued	—	—
Common stock, $.01 par value, 15,000,000 shares authorized, 11,900,000 shares issued and 7,347,552 and 7,620,329 shares outstanding at June 30, 2002 and 2001 (excluding shares held in treasury of 4,552,448 and 4,279,671 at June 30, 2002 and 2001)	60	60
Additional paid-in capital	63,820	61,504
Employee Stock Ownership Plan Trust debt	(1,244)	(1,801)
Retained earnings, partially restricted	114,444	102,694
Accumulated other comprehensive income, net of taxes	18	—
Treasury stock, at cost, 4,552,448 and 4,279,671 shares at June 30, 2002 and 2001	(58,337)	(49,927)
Total stockholders' equity	118,761	112,530
	$1,892,427	$1,849,377

See notes to consolidated financial statements.

Consolidated Statements of Income

	For the years ended June 30,		
	2002	2001	2000
	(Dollars in thousands)		
Interest and Dividend Income:			
Interest and fees on loans	$ 93,496	$ 90,246	$ 82,026
Interest on federal funds sold	1	61	17
Interest and dividends on investment securities	17,323	22,716	22,547
Interest on mortgage-backed securities	10,519	7,335	7,173
	121,339	120,358	111,763
Interest Expense:			
Deposits	42,181	51,285	46,758
Borrowed funds	30,681	28,299	24,443
	72,862	79,584	71,201
Net Interest and Dividend Income Before Provision for Loan Losses	48,477	40,774	40,562
Provision for Loan Losses	1,625	625	860
Net Interest and Dividend Income After Provision for Loan Losses	46,852	40,149	39,702
Non-Interest Income:			
Service charges	2,961	2,495	2,172
Net gain from real estate operations	87	65	114
Net gain on sales of loans	194	666	36
Other	975	588	625
	4,217	3,814	2,947
Non-Interest Expenses:			
Compensation and employee benefits	13,203	11,283	9,843
Net occupancy expense	1,603	1,659	1,663
Equipment	2,318	1,877	1,763
Advertising	484	475	393
Amortization of intangibles	1,940	2,014	2,121
Federal deposit insurance premium	203	217	429
Preferred securities expense	4,368	3,452	3,132
Other	4,331	3,665	3,384
	28,450	24,642	22,728
Income Before Income Taxes	22,619	19,321	19,921
Income Tax Expense	8,036	6,808	7,051
Net Income	$ 14,583	$ 12,513	$ 12,870
Weighted average number of common shares outstanding:			
Basic	7,225,613	7,609,221	8,138,104
Diluted	7,768,422	8,098,603	8,582,513
Net income per common share:			
Basic	$ 2.02	$ 1.64	$ 1.58
Diluted	$ 1.88	$ 1.55	$ 1.50

See notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

	For the years ended June 30,		
	2002	2001	2000
		(In thousands)	
Net income	$14,583	$12,513	$12,870
Other comprehensive income, net of tax:			
Unrealized gains (losses) on investment securities available for sale:			
Unrealized holding gains arising during period	18	—	—
Comprehensive income	$14,601	$12,513	$12,870

See notes to consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity

For the Years Ended June 30, 2002, 2001 and 2000

	Serial Preferred Stock	Common Stock	Additional Paid-In Capital	Restricted Stock - Management Recognition Plan	Employee Stock Ownership Plan Trust Debt	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock
	(Dollars in thousands)							
Balance at June 30, 1999	$ —	$ 59	$59,488	$ —	$(2,804)	$ 80,673	$—	$(29,916)
Allocation of Employee Stock Ownership Plan (ESOP) stock					484			
ESOP and Management Recognition Plan (MRP) adjustment			999					
Purchase of 492,000 shares of treasury stock								(6,931)
Issuance of 72,461 shares of treasury stock for options exercised and Dividend Reinvestment Plan (DRP)						(362)		725
Reissuance of 2,142 shares for MRP		1	36	(36)				
Amortization of MRP stock				36				
Cash dividends of $0.16 per common share						(1,341)		
Net income for the year ended June 30, 2000						12,870		
Balance at June 30, 2000	—	60	60,523	—	(2,320)	91,840	—	(36,122)
Allocation of ESOP stock					519			
ESOP adjustment			981					
Purchase of 845,000 shares of treasury stock								(14,545)
Issuance of 69,310 shares of treasury stock for options exercised and DRP						(343)		740
Cash dividends of $0.17 per common share						(1,316)		
Net income for the year ended June 30, 2001						12,513		
Balance at June 30, 2001	—	60	61,504	—	(1,801)	102,694	—	(49,927)
Allocation of ESOP stock					557			
ESOP adjustment			2,316					
Purchase of 500,000 shares of treasury stock								(11,119)
Issuance of 227,223 shares of treasury stock for options exercised and DRP						(1,157)		2,709
Cash dividends of $0.23 per common share						(1,676)		
Unrealized gain on investment securities available for sale, net of income taxes							18	
Net income for the year ended June 30, 2002						14,583		
Balance at June 30, 2002	$ —	$ 60	$63,820	$ —	$(1,244)	$114,444	$18	$(58,337)

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	For the years ended June 30,		
	2002	2001	2000
		(In thousands)	
Cash Flows from Operating Activities:			
Net income	$ 14,583	$ 12,513	$ 12,870
Adjustments to reconcile net income to net cash provided by operating activities:			
Net gain on sales of loans	(194)	(666)	(36)
Proceeds from sales of loans held for sale	16,846	94,765	5,568
Net gain on sales of real estate owned	(218)	(101)	(126)
Amortization of investment and mortgage-backed securities premium, net	448	171	192
Depreciation and amortization	1,887	1,421	1,385
Provision for losses on loans and real estate owned	1,676	641	860
Amortization of cost of stock plans	2,873	1,499	1,520
Amortization of intangibles	1,940	2,014	2,121
Amortization of premiums on loans and loan fees	3,703	2,278	1,437
Amortization of Trust Preferred securities issuance costs.	76	65	62
(Increase) decrease in accrued interest receivable, net of accrued interest payable	1,339	(1,076)	(1,659)
(Increase) decrease in other assets	2,279	696	(200)
Decrease in deferred income tax liability	(396)	(320)	(118)
Increase (decrease) in accounts payable and other liabilities	1,490	(268)	2,058
Increase in mortgage escrow funds	793	91	1,786
Other, net	(19)	—	(34)
Net cash provided by operating activities	49,106	113,723	27,686
Cash Flows From Investing Activities:			
Proceeds from sale of investment securities available for sale	14	—	—
Proceeds from maturities of investment securities	304,586	50,011	10,175
Purchases of investment securities held to maturity	(150,148)	(81,034)	(19,991)
Purchases of investment securities available for sale	(4,281)	—	—
Net outflow from loan originations net of principal repayments of loans	(201,815)	(145,281)	(94,799)
Purchases of loans	(31,861)	(36,319)	(106,049)
Proceeds from principal repayments of mortgage-backed securities	51,797	31,908	40,522
Purchases of mortgage-backed securities	(20,364)	(32,383)	(220)
Proceeds from sale of premises and equipment	14	—	250
Purchases of premises and equipment	(1,126)	(1,699)	(2,487)
Net inflow from real estate owned activity	644	612	1,161
(Purchases) redemptions of Federal Home Loan Bank of New York stock	562	(3,923)	(5,672)
Net cash used in investing activities	(51,978)	(218,108)	(177,110)
Cash Flows From Financing Activities:			
Net increase in deposits	89,859	4,698	17,862
Increase (decrease) in advances from the Federal Home Loan Bank of New York and other borrowings	(54,326)	105,465	143,437
Net proceeds from issuance of Trust Preferred securities	—	11,591	—
Cash dividends paid	(1,676)	(1,316)	(1,341)
Purchases of treasury stock, net of reissuance	(9,567)	(14,148)	(6,568)
Net cash provided by financing activities	24,290	106,290	153,390
Net Increase in Cash and Cash Equivalents	21,418	1,905	3,966
Cash and Cash Equivalents, Beginning of Year	15,771	13,866	9,900
Cash and Cash Equivalents, End of Year	$ 37,189	$ 15,771	$ 13,866
Supplemental Disclosures of Cash Flow Information:			
Cash paid during the year for:			
Interest	$ 73,401	$ 78,790	$ 71,043
Income taxes	$ 7,743	$ 6,951	$ 7,608
Supplemental Schedule of Non-Cash Activities:			
Transfer of loans receivable to real estate owned, net	$ 6	$ 692	$ 382
Transfer of loans receivable to loans held for sale, at market	$ 18,160	$ 94,182	$ 352
Securitization of loans receivable and transfer to mortgage-backed securities	$ 65,923	$ 47,661	$ —
Transfer of premises and equipment, net to real estate owned, net	$ —	$ —	$ 50

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Years Ended June 30, 2002, 2001 and 2000

A. Summary of Significant Accounting Policies

PennFed Financial Services, Inc. ("PennFed") was organized in March 1994 for the purpose of becoming the savings and loan holding company for Penn Federal Savings Bank (the "Bank") in connection with the Bank's conversion from a federally chartered mutual savings bank to a federally chartered stock savings bank (the "Conversion").

Principles of Consolidation — The consolidated financial statements of PennFed and subsidiaries (with its subsidiaries, the "Company") include the accounts of PennFed and its subsidiaries (the Bank, PennFed Capital Trust I and PennFed Capital Trust II). PennFed owns all of the outstanding stock of the Bank issued on July 14, 1994. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant area in the accompanying financial statements where estimates have an impact is in the allowance for loan losses.

Cash and Cash Equivalents — For purposes of reporting cash flows, cash and cash equivalents include cash and amounts due from depository institutions.

Investment Securities and Mortgage-Backed Securities — In accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"), debt securities classified as held to maturity are carried at amortized cost only if the reporting entity has a positive intent and ability to hold those securities to maturity.

The Company classifies investment securities and mortgage-backed securities as either held to maturity or available for sale. Investment securities and mortgage-backed securities held to maturity are stated at cost, adjusted for amortization of premiums and accretion of discounts, since the Company has both the ability and intent to hold the securities to maturity. Investments available for sale are carried at market value with unrealized gains and losses excluded from earnings and reported as accumulated other comprehensive income in stockholders' equity. Unrealized gains and losses are accounted for on a specific identification method. Declines in the fair value of held to maturity and available for sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses.

Loans Held for Sale — Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Aggregate net unrealized losses are recorded as a valuation allowance and recognized as charges to income.

Loans Receivable — Loans are stated at unpaid principal balances, net of the allowance for loan losses, unamortized premiums and deferred loan fees. Interest income on loans is accrued and credited to income as earned. Loan origination fees and premiums on purchased loans are deferred and amortized to interest income over the life of the loan as an adjustment to the loan's yield.

Interest income is not accrued on loans where management has determined that the borrowers may be unable to meet contractual principal or interest obligations or where interest and/or principal is 90 days or more past due. When a loan is placed on nonaccrual status, accrual of interest ceases and, in general, uncollected past due interest (including interest applicable to prior years, if any) is reversed and charged against current income. Therefore, interest income is not recognized unless the financial condition and payment record of the borrower warrant the recognition of interest income. Interest on loans that have been restructured is generally accrued according to the renegotiated terms.

In accordance with Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" ("SFAS 114") and Statement of Financial Accounting Standards No. 118, "Accounting by Creditors for

Impairment of a Loan - Income Recognition and Disclosures" ("SFAS 118"), the Company accounts for impaired loans, except those loans that are accounted for at fair value or at the lower of cost or fair value, at the present value of the estimated future cash flows of the loan discounted at the loan's effective interest rate or at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. A loan is impaired when it is probable that all principal and interest amounts will not be collected according to the loan contract. Delinquent, smaller balance, homogeneous loans that are evaluated collectively on a portfolio basis are not considered impaired under SFAS 114. The Company generally evaluates the collectibility of consumer and one- to four-family loans on a total portfolio basis.

Allowance for Loan Losses — The allowance for loan losses is established through charges to earnings. Loan losses are charged against the allowance for loan losses when management believes that the recovery of principal is unlikely. If, as a result of loans charged off or increases in the size or risk characteristics of the loan portfolio, the allowance is below the level considered by management to be adequate to absorb future loan losses on existing loans, the provision for loan losses is increased to the level considered necessary to provide an adequate allowance. The allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluations of the collectibility of the loans. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans and current economic conditions that may affect the borrowers' ability to pay. Economic conditions may result in the necessity to change the allowance quickly in order to react to deteriorating financial conditions of the Company's borrowers. As a result, additional provisions on existing loans may be required in the future if borrowers' financial conditions deteriorate or if real estate values decline.

Premises and Equipment — Premises and equipment are stated at cost, less accumulated depreciation and amortization. Provisions for depreciation of premises and equipment are computed on the straight-line method over three to ten years for furniture and equipment and twenty-five to forty years for buildings. Amortization of leasehold improvements is provided using the straight-line method over the terms of the respective lease or estimated useful life of the improvement, whichever is shorter.

Real Estate Owned — Real estate properties acquired by foreclosure are recorded at the lower of cost or estimated fair value less anticipated costs to dispose with any write down charged against the allowance for loan losses. Subsequent valuations are periodically performed by management and the carrying value is adjusted by a charge to expense to reflect any subsequent declines in the estimated fair value or increases in the estimated costs to dispose. Unanticipated declines in real estate values may result in increased foreclosed real estate expense in the future. Routine holding costs are charged to expense as incurred and improvements to real estate owned that increase the fair value of the real estate are capitalized. Gains on sale of real estate owned are generally recognized upon disposition of the property. Losses are charged to operations as incurred.

Goodwill — The excess of cost over fair value of assets acquired ("goodwill") arising from the acquisitions discussed in Note B is amortized to expense by an accelerated method over the estimated remaining lives of long-term, interest-bearing assets acquired (14 years) in accordance with Statement of Financial Accounting Standards No. 72, "Accounting for Certain Acquisitions of Banking or Thrift Institutions."

Core Deposit Premium — The premium resulting from the valuation of core deposits arising from the aforementioned acquisitions is being amortized to expense over the estimated average remaining life of the existing customer deposit base acquired (10 years).

Income Taxes — In accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"), the Company uses the asset and liability method for financial accounting and reporting for income taxes.

Earnings Per Common Share — Basic earnings per common share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period, less the weighted average unallocated ESOP shares of common stock. The computation of diluted earnings per share is similar to the computation of basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued.

Loan Origination Fees and Discounts and Premiums — Nonrefundable loan origination fees net of certain direct loan origination costs are deferred. Net deferred fees on loans held for investment are amortized into income over the life of the related loans by use of the level-yield method. Net deferred fees on loans originated for sale are deferred and recognized as part of the gain or loss on sale of loans.

Discounts and premiums on investment and mortgage-backed securities and loans purchased are recognized as income/expense over the estimated life of the asset purchased using the level-yield method.

B. Branch Acquisitions

In 1995, the Bank acquired the deposit liabilities and certain of the assets and other liabilities of three of the Company's branch offices. The Bank recorded a total deposit premium intangible asset of $18,141,000 in connection with the acquisition. For the years ended June 30, 2002, 2001 and 2000, amortization of the deposit premium intangible of $1,814,000 was recorded each year. At June 30, 2002 and 2001, the deposit premium intangible was $4,989,000 and $6,803,000, respectively.

The Company acquired First Federal Savings and Loan Association of Montclair effective September 1989. The acquisition was accounted for as a purchase and, accordingly, the purchase price was allocated to assets and liabilities acquired based on their fair value at their date of acquisition. For each of the years ended June 30, 2002, 2001 and 2000, the effect of the amortization of goodwill was to reduce income before income taxes by approximately $126,000, $200,000 and $274,000, respectively. At June 30, 2002 and 2001, goodwill was $54,000 and $180,000, respectively.

C. Investment Securities

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Market Value
		(In thousands)		
June 30, 2002				
Available for Sale:				
Equity securities	$ 4,266	$ 29	$ —	$ 4,295
Held to Maturity:				
U.S. government agency obligations	$145,160	$429	$(1,094)	$144,495
Corporate bonds	1,034	46	—	1,080
Trust preferred securities	33,296	301	(496)	33,101
Total held to maturity	$ 179,490	$776	$(1,590)	$178,676
June 30, 2001				
Held to Maturity:				
U.S. government agency obligations	$304,538	$ —	$(5,482)	$299,056
Obligations of states and political subdivisions	10	1	—	11
Corporate bonds	1,038	24	—	1,062
Trust preferred securities	28,383	26	(1,293)	27,116
Total held to maturity	$333,969	$ 51	$(6,775)	$327,245

The amortized cost and estimated fair market value of investment securities held to maturity at June 30, 2002, by contractual maturity, are shown below. The expected maturity may differ from the contractual maturity because issuers may have the right to call obligations. Available for sale securities have been excluded from the table as they are equity securities.

	Amortized Cost	Estimated Fair Market Value
June 30, 2002	(In thousands)	
Held to Maturity:		
Maturing after five years but within ten years	$ 5,734	$ 5,775
Maturing after ten years	173,756	172,901
Total held to maturity	$179,490	$178,676

At June 30, 2002 and 2001, investment securities with a carrying value of $49,265,000 and $ 174,879,000, respectively, were pledged to secure Federal Home Loan Bank of New York advances and other borrowings.

For the year ended June 30, 2002, the Company sold $14,800 of investment securities available for sale for proceeds of $14,500. Gross losses of less than $1,000 were recognized on the sale. There were no sales of investment securities for the years ended June 30, 2001 and 2000.

D. Mortgage-Backed Securities

	June 30,	
	2002	2001
	(In thousands)	
Ginnie Mae	$ 642	$ 1,035
Freddie Mac	84,757	42,961
Fannie Mae	82,891	90,662
Collateralized Mortgage Obligations/REMICs	42	59
	168,332	134,717
Unamortized premiums, net	1,357	889
	$169,689	$135,606

The estimated fair market values of mortgage-backed securities were $174,036,000 and $136,592,000 at June 30, 2002 and 2001, respectively. There were no sales of mortgage-backed securities in the years ended June 30, 2002, 2001 and 2000.

The carrying value of mortgage-backed securities pledged were as follows:

	June 30,	
	2002	2001
	(In thousands)	
Pledged to secure:		
Federal Home Loan Bank of New York advances	$130,817	$52,530
Other borrowings	10,318	40,700
Public funds on deposit	1,871	2,816
	$143,006	$96,046

Collateralized mortgage obligations consist primarily of fixed and adjustable rate sequentially paying securities with short durations.

The gross unrealized gains and losses of mortgage-backed securities held at June 30, 2002 and 2001 were as follows:

	June 30, 2002		June 30, 2001	
	Gross Unrealized Gains	Gross Unrealized Losses	Gross Unrealized Gains	Gross Unrealized Losses
	(In thousands)			
Ginnie Mae	$ 54	$ —	$ 71	$ —
Freddie Mac	2,384	—	823	78
Fannie Mae	1,929	21	822	652
Collateralized Mortgage Obligations/REMICs	1	—	—	—
	$4,368	$ 21	$1,716	$730

E. Loans Receivable, Net

	June 30,	
	2002	2001
	(In thousands)	
First Mortgage Loans:		
Conventional	$1,168,914	$1,061,343
FHA insured	2,838	3,865
VA guaranteed	393	611
Total one- to four-family	1,172,145	1,065,819
Commercial and multi-family	144,585	108,625
Total first mortgage loans	1,316,730	1,174,444
Consumer:		
Second mortgages	58,671	48,133
Home equity lines of credit	55,247	60,412
Other	6,948	7,140
Total consumer loans	120,866	115,685
Total loans	1,437,596	1,290,129
Add (Less):		
Allowance for loan losses	(5,821)	(4,248)
Unamortized premium	1,764	2,764
Unearned income on consumer loans	(1)	(1)
Net deferred loan fees	7,722	6,848
	3,664	5,363
	$1,441,260	$1,295,492

At June 30, 2002, there were $1,592,000 one- to four-family mortgage loans included in loans held for sale. At June 30, 2002, there were commitments to sell these loans. At June 30, 2001, there was an $83,000 FHA one- to four-family mortgage loan included in loans held for sale. At June 30, 2001, there was no commitment to sell this loan.

Non-accruing loans at June 30, 2002 and 2001 were $3,275,000 and $1,637,000, respectively, which represents 0.23% and 0.13%, respectively, of total loans outstanding. The total interest income that would have been recorded for the years ended June 30, 2002 and 2001, had these loans been current in accordance with their original terms, or since the date of origination if outstanding for only part of the year, was approximately $121,000 and $60,000, respectively.

At June 30, 2002 there were no impaired loans. At June 30, 2001 impaired loans totaled $49,000. The average balance of impaired loans for the years ended June 30, 2002 and 2001 was $121,000 and $61,000, respectively. All impaired loans have a related allowance for losses, which totaled $0 and $12,000 at June 30, 2002 and 2001, respectively. Interest income related to impaired loans is recognized under the cash-basis method. Interest income recognized on impaired loans for the years ended June 30, 2002 and 2001 was $23,000 and $12,000, respectively.

Total interest income that would have been recorded for the years ended June 30, 2002 and 2001, had these loans been current in accordance with their loan terms, was approximately $5,000 and $7,000, respectively.

The following is an analysis of the allowance for loan losses:

	Year ended June 30,		
	2002	2001	2000
	(In thousands)		
Balance, beginning of year	$4,248	$3,983	$3,209
Provisions for losses on loans	1,625	625	860
Recoveries	—	—	37
Losses charged to allowance	(52)	(360)	(123)
Balance, end of year	$5,821	$4,248	$3,983

The Company's loan portfolio consists primarily of loans secured by residential and commercial real estate located in its market areas. Therefore, the collectibility of these loans is dependent to a large degree on the overall strength of the New Jersey economy, as well as the specific strength of the real estate sector.

At June 30, 2002 and 2001, commercial and multi-family real estate loans totaled $144,585,000 and $108,625,000, respectively. These loans are considered by management to be of somewhat greater risk of collectibility due to their dependency on income production. The majority of the Company's commercial and multi-family real estate loans were collateralized by real estate located in New Jersey. Commercial and multi-family real estate loans collateralized by multi-family or mixed use properties were $41,971,000 and $35,239,000 at June 30, 2002 and 2001, respectively. At June 30, 2002 and 2001, the commercial and multi-family real estate loan portfolio included $1,791,000 and $1,923,000, respectively, of lines of credit secured by non-real estate business assets. Furthermore, there were $7,278,000 and $1,217,000 of loans outstanding at June 30, 2002 and 2001, respectively, under the Accounts Receivable Financing Program for small and mid-sized businesses. The remaining loans in this portfolio were collateralized by other types of non-residential, commercial real estate properties.

Loans serviced for others totaled approximately $167,829,000 and $141,488,000 at June 30, 2002 and 2001, respectively. Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors, collection activities and foreclosure processing. Loan servicing income is recorded on the accrual basis and includes servicing fees from investors and certain charges assessed to borrowers, such as late payment fees. In connection with these loans serviced for others, the Company held borrowers escrow balances of $1,739,000 and $1,588,000 at June 30, 2002 and 2001, respectively.

F. Premises and Equipment, Net

	June 30,	
	2002	2001
	(In thousands)	
Land	$ 4,622	$ 4,563
Buildings and improvements	16,343	16,137
Leasehold improvements	1,624	1,612
Furniture and equipment	12,879	12,066
	35,468	34,378
Less: accumulated depreciation and amortization	15,870	14,024
	$19,598	$20,354

G. Real Estate Owned

	June 30, 2002	June 30, 2001
	(In thousands)	
Acquired by foreclosure or deed in lieu of foreclosure	$110	$531
Allowance for losses on real estate owned	(82)	(31)
Real estate owned, net	$ 28	$50

Results of real estate operations were as follows:

	Year ended June 30, 2002	2001	2000
	(In thousands)		
Net gain on sales of real estate owned	$ 218	$ 101	$ 126
Holding costs	(80)	(20)	(12)
Provision for losses on real estate owned	(51)	(16)	—
Net gain from real estate operations	$ 87	$ 65	$ 114

Activity in the allowance for losses on real estate owned was as follows:

	Year ended June 30, 2002	2001	2000
	(In thousands)		
Balance, beginning of year	$ 31	$ 33	$ 82
Provisions charged to operations	51	16	—
Losses charged to allowance	—	(18)	(49)
Balance, end of year	$ 82	$ 31	$ 33

H. Deposits

	June 30, 2002		June 30, 2001	
	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate
	(Dollars in thousands)			
Non-interest-bearing demand	$ 57,285		$ 50,677	
Interest-bearing demand	91,392	1.28%	65,857	1.10%
Money market accounts	20,317	1.48	17,091	2.80
Savings accounts	311,740	2.72	183,806	1.88
Certificates with remaining maturities of:				
One year or less	432,807	4.03	490,118	4.97
Over one year to three years	224,065	4.56	219,215	5.86
Over three years to five years	35,255	4.75	56,238	6.09
Total certificates	692,127	4.24	765,571	5.30
Accrued interest payable	1,646		2,333	
	$1,174,507	3.35%	$1,085,335	4.17%

The aggregate amount of accounts with a denomination of $100,000 or more was approximately $234,551,000 and $167,393,000 at June 30, 2002 and 2001, respectively.

I. Federal Home Loan Bank of New York Advances and Other Borrowings

The following table presents Federal Home Loan Bank of New York ("FHLB of New York") advances at the earlier of the callable date or maturity date:

	June 30, 2002		June 30, 2001	
	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate
	(Dollars in thousands)			
Within one year	$125,000	5.98%	$ 70,000	6.06%
After one year but within two years	79,000	5.48	145,000	5.98
After two years but within three years	160,000	5.86	79,000	5.48
After three years but within four years	120,000	5.30	90,000	6.37
After four years but within five years	20,465	5.02	70,000	6.09
After five years	—	—	465	7.39
	$504,465	5.66%	$454,465	6.00%

The FHLB of New York advances are all fixed rate borrowings collateralized either under a blanket pledge agreement by one- to four-family mortgage loans or with investment and mortgage-backed securities.

At June 30, 2002, the Company had available from the FHLB of New York an overnight repricing line of credit for $50,000,000 which expires on May 9, 2003. The line of credit has a variable interest rate. At June 30, 2002 there were no overnight borrowings under this credit line. At June 30, 2001, the Company had $59,450,000 of overnight borrowings with an interest rate of 4.23% under a $100,000,000 overnight repricing line of credit which expired on May 9 2002. In addition, the Company had available overnight variable repricing lines of credit with other correspondent banks totaling $7,000,000. There were no borrowings under these lines at June 30, 2002 or 2001. Also, the Company had available from the FHLB of New York a variable rate one-month overnight repricing line of credit for $50,000,000 which expires on May 9, 2003. There were no borrowings under this line at June 30, 2002 or 2001. The Company also has a $5,000,000 unsecured revolving line of credit. This line of credit has a variable interest rate tied to 30-day LIBOR. At June 30, 2002, the Company had $3,964,000 of borrowings under this line of credit with an interest rate of 3.34%. There were no borrowings under this line at June 30, 2001.

From time to time, the Company enters into sales of securities under agreements to repurchase ("reverse repurchase agreements"). These agreements are accounted for as financing arrangements and the obligations to repurchase securities sold are reflected as other borrowings in the accompanying Consolidated Statements of Financial Condition. The reverse repurchase agreements are collateralized by investment and mortgage-backed securities which continue to be carried as assets by the Company, with a carrying value of $20,318,000 and $70,700,000 and a market value of $20,512,000 and $69,929,000 at June 30, 2002 and 2001, respectively. Based on the provisions of these reverse repurchase agreements, counterparties are not permitted to sell or repledge the collateral pledged by the Company.

The following table presents reverse repurchase agreements at the earlier of the callable date or the maturity date:

	June 30, 2002		June 30, 2001	
	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate
	(Dollars in thousands)			
Within one year	$ —	—%	$48,840	4.69%
After one year but within five years	19,350	4.92	19,350	4.92
	$19,350	4.92%	$68,190	4.76%

The average balance of reverse repurchase agreements for the years ended June 30, 2002 and 2001 was $39,858,000 and $32,688,000, respectively.

J. Guaranteed Preferred Beneficial Interests in the Company's Junior Subordinated Debentures

In October 1997, PennFed formed a wholly-owned trust subsidiary, PennFed Capital Trust I (the "Trust I"). Effective October 21, 1997, Trust I sold $34.5 million of 8.90% cumulative trust preferred securities to the public which are reflected on the Consolidated Statements of Financial Condition as Guaranteed Preferred Beneficial Interests in the Company's Junior Subordinated Debentures (the "Trust Preferred securities"). Trust I used the proceeds from the sale of the Trust Preferred securities to purchase 8.90% junior subordinated deferrable interest debentures issued by PennFed. The sole assets of Trust I are $35.6 million of junior subordinated debentures which mature in 2027 and are redeemable at any time after five years. The obligations of PennFed related to Trust I constitute a full and unconditional guarantee by PennFed of Trust I Issuer's obligations under the Trust Preferred securities. The Company used the proceeds from the junior subordinated debentures for general corporate purposes, including a $20 million capital contribution to the Bank to support future growth.

In March 2001, PennFed formed a second wholly-owned trust subsidiary, PennFed Capital Trust II (the "Trust II"). Effective March 28, 2001, Trust II sold $12 million of 10.18% cumulative trust preferred securities in a private transaction exempt from registration under the Securities Act of 1933, as amended (the "Act"). Therefore, these securities have not been registered under the Act. The trust preferred securities are reflected on the Consolidated Statements of Financial Condition as Guaranteed Preferred Beneficial Interests in the Company's Junior Subordinated Debentures. Distributions payable on these Trust Preferred securities, as well as the distributions payable on the $34.5 million of Trust Preferred securities issued in October 1997, are included as a component of non-interest expense on the Consolidated Statements of Income. Trust II used the proceeds from the sale of the Trust Preferred securities to purchase 10.18% junior subordinated deferrable interest debentures issued by PennFed. The sole assets of Trust II are $12.4 million of junior subordinated debentures which mature in 2031 and are redeemable at any time after ten years. The obligations of PennFed related to Trust II constitute a full and unconditional guarantee by PennFed of Trust II Issuer's obligations under the Trust Preferred securities. The Company used the proceeds from the junior subordinated debentures for general corporate purposes, including a $4.2 million capital contribution to the Bank to support future growth

K. Employee Benefit Plans

401(K) Plan

The Company's employee benefits include the Penn Federal Savings Bank 401(k) Plan (the "Plan"). All employees of the Company who work at least 1,000 hours per year and are at least 20½ years old are eligible to participate in the Plan. The Plan provides for a discretionary Company match of employee contributions. For the years ended June 30, 2002, 2001 and 2000, expense related to the Plan was $155,000, $110,000 and $111,000, respectively. At June 30, 2002 and 2001, the Plan assets included common stock of the Company with a market value of $755,000 and $538,000, respectively.

Employee Stock Ownership Plan ("ESOP")

In connection with the Conversion, the Company established an ESOP for eligible employees. All full-time employees are eligible to participate in the ESOP after they attain age 21 and complete one year of service during which they work at least 1,000 hours. Employees were credited for years of service to the Company prior to the adoption of the ESOP for participation and vesting purposes. The Bank's contribution is allocated among participants on the basis of compensation. Each participant's account is credited with cash or shares of the Company's common stock based upon compensation earned during the year with respect to which the contribution is made. After completing seven years of service, a participant will be 100% vested in his/her ESOP account. ESOP participants are entitled to receive distributions from the ESOP account only upon termination of service, which includes retirement and death.

The ESOP borrowed $4,760,000 from PennFed and purchased 952,000 shares of common stock issued in the Conversion. This loan is to be repaid from discretionary contributions by the Bank to the ESOP trust. The Bank has and intends to continue to make contributions to the ESOP in amounts at least equal to the principal and interest requirement of the debt, assuming a ten year term and an interest rate of 7.46%. Annual contributions to the ESOP, which are used to fund principal and interest payments on the ESOP debt, total $692,000. At June 30, 2002 and 2001, the loan had an outstanding balance of $1,244,000 and $1,801,000 and the ESOP had unallocated shares of

248,716 and 360,280, respectively. Based upon a $27.90 closing price per share of common stock on June 30, 2002, the unallocated shares had a fair value of $6,939,000. The unamortized balance of the ESOP debt is reflected as a reduction of stockholders' equity.

For the years ended June 30, 2002, 2001 and 2000, the Bank recorded compensation expense related to the ESOP of $2,494,000, $1,680,000 and $1,256,000, respectively. The compensation expense related to the ESOP includes $2,020,000, $1,242,000 and $865,000, respectively, for a valuation adjustment to reflect the increase in the average fair value of allocated shares for the period from the time of purchase to the allocation date. The ESOP allocated 111,564, 103,818 and 96,612 shares for the years ended June 30, 2002, 2001 and 2000, respectively, to participants in the plan.

Management Recognition Plan

In connection with the Conversion, the Company established a Management Recognition Plan ("MRP") as a means of enhancing and encouraging the recruitment and retention of directors and officers. A maximum amount of an additional 4%, or 476,000 shares, of the shares outstanding upon Conversion were permitted to be awarded under the plan. All 476,000 shares of restricted stock were awarded under the MRP. The shares vested in equal installments, generally over a five-year period, with the final installment vesting on April 28, 1999. Of the total original shares awarded, 2,142 shares did not vest and were cancelled. These 2,142 shares were re-awarded and vested during the year ended June 30, 2000. No MRP expense was recorded for the years ended June 30, 2002 and 2001. For the year ended June 30, 2000, the Company recorded expense of $36,000 related to the MRP.

Stock Option Plan

In connection with the Conversion, the Company established the 1994 Stock Option and Incentive Plan ("Option Plan"). The Option Plan was subsequently amended to increase the number of shares of common stock available for awards thereunder from 1,190,000 to 1,671,246. The exercise price for the options granted under the Option Plan cannot be less than the fair market value of the Company's common stock on the date of the grant. The options are granted, and the terms of the options are established, by the Compensation Committee of the Board of Directors. Transactions during the years ended June 30, 2002, 2001 and 2000 relating to the Option Plan are as follows:

	Options	Weighted Average Exercise Price
Balance, June 30, 1999	1,485,950	$ 9.13
Granted	74,336	16.81
Exercised	(69,270)	5.25
Expired	(666)	17.19
Forfeited	(333)	17.19
Balance, June 30, 2000	1,490,017	9.69
Granted	—	—
Exercised	(66,650)	5.95
Expired	—	—
Forfeited	—	—
Balance, June 30, 2001	1,423,367	9.86
Granted	—	—
Exercised	(224,851)	6.90
Expired	—	—
Forfeited	—	—
Balance, June 30, 2002	1,198,516	$10.42

At June 30, 2002, 2001 and 2000, 1,192,516 options, 1,414,366 options and 1,474,267 options were exercisable, respectively, with exercise prices ranging from $5.25 to $17.19.

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), if fully adopted, requires companies to measure employee stock compensation plans based on the fair value method of accounting. The Company has adopted the disclosure-only provisions of SFAS 123. Accordingly, the Company continues to apply Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB 25") and related interpretations in accounting for its plans. In accordance with APB 25, no compensation expense has been recognized for its stock-based compensation plans other than for restricted stock.

No pro forma disclosures as required under SFAS 123 are presented for the years ended June 30, 2002 and 2001 as there were no options granted during those fiscal years. The estimated weighted average fair value of each stock option granted during fiscal 2000 was estimated as $8.83 on the date of grant. The fair value of options at date of grant was estimated using the Black-Scholes model with the following weighted average assumptions: stock volatility of 26.14%; risk-free interest rate of 5.83%; and an expected life of 10 years. Had compensation cost for the grants been determined based upon the fair value at the grant date consistent with the methodology prescribed under SFAS 123, the Company's fiscal 2000 pro forma net income and diluted earnings per share would have been approximately $12.5 million and $1.46, respectively. As the SFAS 123 method of accounting has not been applied to stock options granted prior to July 1, 1996, the resulting pro forma effect on net income is not representative of the pro forma effect on net income in future years.

Supplemental Retirement Plan

The Board of Directors has approved the establishment of a Supplemental Retirement Plan for key executive employees and directors. In connection with the adoption of this plan, an initial funding amount of $150,000 was accrued at June 30, 2002.

L. Income Taxes

The income tax provision is comprised of the following components:

	Year ended June 30,		
	2002	2001	2000
		(In thousands)	
Current provision	$8,432	$7,128	$7,169
Deferred benefit	(396)	(320)	(118)
Total income tax provision	$8,036	$6,808	$7,051

Income taxes payable is included in Accounts payable and other liabilities in the Consolidated Statements of Financial Condition at June 30, 2002 and 2001. The financial statements also include a net deferred tax liability of $10,000 that has been recorded for the temporary differences between the tax basis and the financial statement carrying amounts of assets and liabilities. The source of these temporary differences and their deferred tax effect at June 30, 2002 and 2001 is as follows:

	June 30,	
	2002	2001
	(In thousands)	
Deferred tax assets:		
Allowance for loan losses	$1,877	$1,227
Litigation reserves	16	16
Deposit premium intangible	1,534	1,323
Depreciation	505	480
Total deferred tax assets	3,932	3,046
Deferred tax liabilities:		
Deferred loan fees	3,622	3,049
Loan sale premiums	—	8
Purchase accounting	133	137
Servicing asset	176	247
Unrealized gain on investment securities available for sale	11	—
Total deferred tax liabilities	3,942	3,441
Net deferred tax asset (liability)	$ (10)	$ (395)

A reconciliation of the statutory income tax provision to the effective income tax provision is as follows:

	Year ended June 30,		
	2002	2001	2000
	(In thousands)		
Income tax provision at statutory rate	$7,917	$6,762	$6,972
Amortization of intangibles	44	70	96
State and local income tax provision	64	—	—
Other, net	11	(24)	(17)
Total income tax provision	$8,036	$6,808	$7,051

Pursuant to SFAS 109, the Company is not required to provide deferred taxes on its tax loan loss reserve as of December 31, 1987. The amount of this reserve on which no deferred taxes have been provided is approximately $16,300,000. This reserve could be recognized as taxable income and create a current and/or deferred tax liability using the income tax rates then in effect if one of the following occur: (1) the Company's retained earnings represented by this reserve are used for dividends or distributions in liquidation or for any other purpose other than to absorb losses from bad debts; (2) the Company fails to qualify as a Bank, as provided by the Internal Revenue Code; or (3) there is a change in federal tax law.

M. Commitments and Contingencies

Lease Commitments — At June 30, 2002, minimum rental commitments under all noncancellable operating leases with initial or remaining terms of more than one year are as follows:

Year ending June 30,	Minimum Rent (In thousands)
2003	$ 296
2004	230
2005	192
2006	197
2007	201
2008 and later	526
	$1,642

Rentals under long-term operating leases for certain branch offices amounted to $341,000, $328,000 and $345,000 for the years ended June 30, 2002, 2001 and 2000, respectively. Rental income of $490,000, $470,000 and $439,000 for the years ended June 30, 2002, 2001 and 2000, respectively, is netted against occupancy expense in the Consolidated Statements of Income.

Financial Instruments With Off-Balance Sheet Risk — The Company is a party to financial instruments with off-balance sheet risk in the normal course of business. These financial instruments are not recorded on the balance sheet when either the exchange of the underlying asset or liability has not yet occurred. These financial instruments include commitments to extend credit, unused lines of credit, commitments to sell loans and commitments to purchase loans. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the Consolidated Statements of Financial Condition.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

The following summarizes the notional amount of off-balance sheet financial instruments:

	June 30,	
	2002	2001
	(In thousands)	
Commitments to extend credit	$38,781	$63,951
Unused lines of credit	92,138	85,816
Commitments to sell loans	2,805	—
Commitments to purchase loans	455	17,699

Commitments to extend credit and unused lines of credit are legally binding agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments and lines of credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained by the Company upon extension of credit is based on management's credit evaluation of the borrower. Collateral held varies but may include mortgages on commercial and residential real estate and other tangible properties.

Commitments to sell loans represent agreements to sell loans prior to the time the loan is closed and funded. The Company currently sells one- to four-family mortgage loans, meeting certain criteria, on a forward basis. The loans are sold and the selling price determined prior to the time the loan is closed and funded.

Commitments to purchase loans represent agreements to purchase loans through correspondent relationships established by the Company with other institutions. The Company currently purchases newly originated one- to four-family residential mortgages secured by properties primarily located in New Jersey. Prior to purchase, the Company applies the same underwriting criteria used in its own originations.

Other Contingencies — In 1987, the New Jersey Department of Environmental Protection ("NJDEP") conducted an environment contamination investigation of the Orange Road branch site of First Federal Savings and Loan Association of Montclair ("First Federal"). Prior to the acquisition by First Federal, the location was used as a gasoline service station. On August 16, 1989, the NJDEP issued a "no further action" letter to First Federal with regard to this site. The Bank acquired First Federal effective September 11, 1989. Notwithstanding the earlier "no further action" letter, on June 25, 1997, the NJDEP issued a letter demanding that Penn Federal Savings Bank develop a remedial action work plan for the Orange Road branch site as a result of an investigation conducted on behalf of an adjacent property owner. The Bank disputed the NJDEP position that Penn Federal Savings Bank was a responsible party. On July 1, 1998, the NJDEP issued a letter determining that Penn Federal Savings Bank, Mobil Oil Corporation (now ExxonMobil) and the former gasoline service station owner were all responsible parties for the clean up at the subject site. Responsible parties may ultimately have full or partial obligation for the cost of remediation. The Bank has continued to vigorously deny liability but has engaged in discussions with ExxonMobil. The Bank may be willing to enter into a cost sharing arrangement with ExxonMobil if ExxonMobil will agree to develop and implement the remedial action work plan required by the NJDEP. A written proposal is expected to be submitted to the Bank by ExxonMobil. Currently, no written agreement has been signed and neither party is bound by any verbal conversations.

Based upon an environmental engineering report, a remedial investigation would cost approximately $30,000. The environmental engineering company has also indicated that, based upon their experience with similar type projects, the majority of cases are addressed by natural remediation. Natural remediation costs, if needed, range from $60,000 to $150,000. At June 30, 2002 and 2001, a contingent environmental liability of $45,000 is included in Accounts payable and other liabilities on the Company's Consolidated Statements of Financial Condition. The $45,000 represents one-half of the remedial investigation (one-half of $30,000, or $15,000) plus one-half of the lower end of the range for natural remediation (one-half of $60,000, or $30,000). Based upon the most current information available, management believes the $45,000 represents the most likely liability at this time.

The Company is a defendant in certain claims and legal actions arising in the ordinary course of business. At the present time, management does not anticipate losses on any of these claims or actions which would have a material adverse effect on the accompanying consolidated financial statements.

N. Stockholders' Equity and Regulatory Capital

On January 13, 1998, the Company's Board of Directors declared a two-for-one stock split in the form of a 100% stock dividend, payable on February 10, 1998 to common stockholders of record as of January 27, 1998.

During the year ended June 30, 2002, the Company repurchased 500,000 shares of its outstanding common stock at prices ranging from \$19.25 to \$27.14 per share, for a total cost of \$11,119,000. During the year ended June 30, 2001, the Company repurchased 845,000 shares of its outstanding common stock. The prices paid for the repurchased shares ranged from \$13.13 to \$22.65 per share, for a total cost of \$14,545,000. During the year ended June 30, 2000, the Company repurchased 492,000 shares of its outstanding common stock at prices ranging from \$11.06 to \$15.81 per share, for a total cost of \$6,931,000.

On March 21, 1996, the Board of Directors of the Company (the "Board") adopted a Stockholder Protection Rights Plan ("Rights Plan") and declared a dividend of one common share purchase right ("Right") for each share of common stock of the Company outstanding on April 1, 1996 and each share issued after that date and prior to the expiration or redemption of the Rights. Until it is announced that a person or group has acquired 15% or more of the outstanding common stock of the Company ("Acquiring Person") or has commenced a tender offer that could result in such person or group owning 15% or more of such common stock, the Rights will initially be redeemable for \$0.01 each, will be evidenced solely by the Company's common stock certificates, will automatically trade with the Company's common stock and will not be exercisable.

Upon announcement that any person or group has become an Acquiring Person and unless the Board acts to redeem the Rights, then ten business days after such announcement (the "Flip-in Date"), each Right (other than Rights beneficially owned by any Acquiring Person or transferee thereof, which Rights become void) will entitle the holder to purchase, for the \$67.50 exercise price, a number of shares of the Company's common stock having an aggregate market value of \$135.00. In addition, if, after the Acquiring Person gains control of the Board, the Company is involved in a merger with any person or sells more than 50% of its assets or earning power to any person (or has entered into an agreement to do either of the foregoing), and, in the case of a merger, an Acquiring Person will receive different treatment than other stockholders, each Right will entitle its holder to purchase, for the \$67.50 exercise price, a number of shares of common stock of such other person having an aggregate market value of \$135.00. If any person or group acquires between 15% and 50% of the Company's common stock, the Board may, at its option, require the Rights to be exchanged for common stock of the Company. The Rights generally may be redeemed by the Board for \$0.01 per Right prior to the Flip-in Date.

The Bank is subject to various regulatory capital requirements administered by the OTS. Failure to meet minimum capital requirements could result in certain mandatory and possible discretionary actions by the OTS that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific quantitative capital guidelines.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of tangible capital of not less than 1.5% of tangible assets, core capital of not less than 4% of adjusted tangible assets and risk-based capital of not less than 8% of risk-weighted assets. As of June 30, 2002, the Bank met all capital adequacy requirements to which it was subject.

As of its last regulatory examination, the Bank was categorized as "well-capitalized" under the prompt corrective action framework. To be considered as "well-capitalized," the Bank must maintain a core capital ratio of not less than 5% and a risk-based capital ratio of not less than 10%. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Bank's capital amounts and ratios are presented in the following table.

	Actual		For Minimum Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
As of June 30, 2002						
Tangible capital, and ratio to adjusted total assets	$158,034	8.37%	$28,323	1.50%	N/A	N/A
Tier 1 (core) capital, and ratio to adjusted total assets	$158,034	8.37%	$75,529	4.00%	$ 94,411	5.00%
Tier 1 (core) capital, and ratio to risk-weighted assets	$158,034	15.36%	N/A	N/A	$ 61,722	6.00%
Risk-based capital, and ratio to risk-weighted assets	$163,828	15.93%	$82,296	8.00%	$102,869	10.00%
As of June 30, 2001						
Tangible capital, and ratio to adjusted total assets	$144,825	7.87%	$27,617	1.50%	N/A	N/A
Tier 1 (core) capital, and ratio to adjusted total assets	$144,825	7.87%	$73,645	4.00%	$ 92,056	5.00%
Tier 1 (core) capital, and ratio to risk-weighted assets	$144,825	15.25%	N/A	N/A	$ 56,999	6.00%
Risk-based capital, and ratio to risk-weighted assets	$149,050	15.69%	$75,998	8.00%	$ 94,998	10.00%

The Bank's management believes that, with respect to regulations, the Bank will continue to meet its minimum capital requirements in the foreseeable future. However, events beyond the control of the Bank, such as increased interest rates or a downturn in the economy in areas where the Bank has most of its loans, could adversely affect future earnings and, consequently, the ability of the Bank to meet its future minimum capital requirements.

The previous table reflects information for the Bank. Savings and loan holding companies, such as PennFed, are not subject to capital requirements for capital adequacy purposes or for prompt corrective action requirements. Bank holding companies, however, are subject to capital requirements established by the Board of Governors of the Federal Reserve System (the "FRB").

The following table summarizes the Company's capital amounts and ratios under the FRB's capital requirements for bank holding companies.

	Actual		For Minimum Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)					
As of June 30, 2002						
Tangible capital, and ratio to adjusted total assets	$151,600	8.02%	$28,349	1.50%	N/A	N/A
Tier 1 (core) capital, and ratio to adjusted total assets	$151,600	8.02%	$75,597	4.00%	$ 94,496	5.00%
Tier 1 (core) capital, and ratio to risk-weighted assets	$151,600	14.87%	N/A	N/A	$ 61,150	6.00%
Risk-based capital, and ratio to risk-weighted assets	$157,386	15.44%	$81,534	8.00%	$101,917	10.00%
As of June 30, 2001						
Tangible capital, and ratio to adjusted total assets	$140,729	7.64%	$27,638	1.50%	N/A	N/A
Tier 1 (core) capital, and ratio to adjusted total assets	$140,729	7.64%	$73,702	4.00%	$ 92,127	5.00%
Tier 1 (core) capital, and ratio to risk-weighted assets	$140,729	14.97%	N/A	N/A	$ 56,401	6.00%
Risk-based capital, and ratio to risk-weighted assets	$144,954	15.42%	$75,202	8.00%	$ 94,002	10.00%

Federal regulations impose certain limitations on the payment of dividends and other capital distributions by the Bank. Under current regulations, savings institutions, such as the Bank, are generally permitted to make capital distributions without OTS approval during a calendar year equal to 100% of calendar year-to-date net income plus retained net income for the two previous calendar years. A savings institution, such as the Bank, which is a subsidiary of a savings and loan holding company, must file a notice of the proposed dividend or other capital distribution with the OTS at least 30 days prior to the declaration of such dividend or distribution. At June 30, 2002, the Bank could have paid dividends totaling approximately $17.4 million.

O. Computation of EPS

The computation of EPS is presented in the following table.

	For the year ended June 30,		
	2002	2001	2000
	(Dollars in thousands, except per share amounts)		
Net income	$ 14,583	$ 12,513	$ 12,870
Number of shares outstanding:			
Weighted average shares issued	11,900,000	11,900,000	11,899,842
Less: Weighted average shares held in treasury	4,383,643	3,891,390	3,261,279
Less: Average shares held by the ESOP	952,000	952,000	952,000
Plus: ESOP shares released or committed to be released during the fiscal year	661,256	552,611	451,541
Average basic shares	7,225,613	7,609,221	8,138,104
Plus: Average common stock equivalents	542,809	489,382	444,409
Average diluted shares	7,768,422	8,098,603	8,582,513
Earnings per common share:			
Basic	$ 2.02	$ 1.64	$ 1.58
Diluted	$ 1.88	$ 1.55	$ 1.50

P. Disclosure About Fair Value of Financial Instruments

The carrying amounts and estimated fair value of the Company's financial instruments at June 30, 2002 and 2001 were as follows:

	June 30, 2002		June 30, 2001	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(In thousands)			
Financial assets:				
Cash and cash equivalents	$ 37,189	$ 37,189	$ 15,771	$ 15,771
Investment securities	183,785	182,971	333,969	327,245
Mortgage-backed securities	169,689	174,036	135,606	136,592
FHLB of New York stock	25,656	25,656	26,218	26,218
Total cash and investments	416,319	419,852	511,564	505,826
Loans held for sale	1,592	1,592	83	83
Loans receivable, less allowance for loan losses	1,439,668	1,462,682	1,295,409	1,303,741
Total loans	1,441,260	1,464,274	1,295,492	1,303,824
Accrued interest receivable, net	9,564	9,564	11,590	11,590
Total financial assets	$1,867,143	$1,893,690	$1,818,646	$1,821,240
Financial liabilities:				
Deposits	$1,174,507	$1,188,166	$1,085,335	$1,096,859
FHLB of New York advances	504,465	536,767	454,465	470,466
Other borrowings	23,314	24,031	127,640	128,024
Mortgage escrow funds	12,772	12,772	11,979	11,979
Net Trust Preferred securities	44,537	46,490	44,461	47,798
Total financial liabilities	$1,759,595	$1,808,226	$1,723,880	$1,755,126

	June 30, 2002		June 30, 2001	
	Notional Amount	Estimated Fair Value	Notional Amount	Estimated Fair Value
	(In thousands)			
Off-balance sheet financial instruments:				
Commitments to extend credit	$38,781	$ —	$63,951	$ —
Unused lines of credit	92,138	—	85,816	—
Commitments to sell loans	2,805	—	—	—
Commitments to purchase loans	455	—	17,699	—

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate fair value:

Cash and Cash Equivalents — For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

Investment Securities and Mortgage-Backed Securities — For these securities, fair values are based on quoted market prices.

Federal Home Loan Bank of New York Stock —For this security, the carrying amount, which is par, is a reasonable estimate of fair value. All transactions in the capital stock of the FHLB of New York are executed at par.

Loans Held for Sale — Fair value is based on the market price.

Loans Receivable — Fair values are estimated for portfolios of loans with similar financial characteristics. The total loan portfolio is first divided into performing, held for sale and non-performing categories. Performing loans are then segregated into adjustable and fixed rate interest terms. Fixed rate loans are segmented by type, such as residential real estate mortgage, commercial real estate and consumer loans. Adjustable rate loans are segmented by repricing characteristics. Residential loans are further segmented by maturity.

For loans, fair value is calculated by discounting scheduled future cash flows through estimated maturity using a discount rate equivalent to the rate at which the Company would currently make loans which are similar with regard to collateral, maturity and type of borrower. The discounted value of the cash flows is reduced by a credit risk adjustment based on internal loan classifications. Based on the current composition of the Company's loan portfolio, as well as both past experience and current economic conditions and trends, future cash flows are adjusted by prepayment assumptions which shorten the estimated remaining time to maturity and, therefore, impact the fair market valuation.

Accrued Interest Receivable, Net — For these short-term assets, the carrying amount is a reasonable estimate of fair value.

Deposits — The fair value of deposits with no stated maturity, such as savings, money market and other demand accounts, is equal to the amount payable on demand as of June 30, 2002 and 2001. Time deposits are segregated by type and original term. The fair value of time deposits is based on the discounted value of contractual cash flows. The discount rate is equivalent to the rate currently offered by the Company for deposits of similar type and maturity.

Federal Home Loan Bank of New York Advances — The fair value of FHLB of New York advances is based on the discounted value of contractual cash flows. The discount rate is equivalent to the rate currently offered by the FHLB of New York on borrowings of similar type and maturity.

Other Borrowings — For these short-term borrowings, the fair value is based on the discounted value of contractual cash flows. The discount rate is equivalent to the rate currently offered for borrowings of similar type and maturity.

Mortgage Escrow Funds — For these short-term liabilities, the carrying amount is a reasonable estimate of fair value.

Trust Preferred Securities — For these securities, fair value is based on a quoted market price or prices for similar securities.

Commitments to Extend Credit and Unused Lines of Credit — The fair value of commitments is estimated to be zero since the fees collected on commitments to extend credit approximates the amount of costs incurred. No estimated fair value is presented for unused lines of credit because the rates associated with these lines are market rates.

Commitments to Sell Loans — No fair value is estimated as no unrealized gains or losses are assumed to occur due to the sales price being fixed when the loan is sold forward.

Commitments to Purchase Loans — No fair value is estimated due to the short-term nature of these commitments.

Q. Related Party Transactions

In the ordinary course of business, the Company at times has made loans to and engaged in other financial transactions with its directors, officers and employees. Such transactions are made on the same terms as those prevailing at the time for comparable transactions with others and do not involve more than normal risk of collectibility.

The following sets forth an analysis of loans, all of which are current, to directors, officers and employees:

	June 30,	
	2002	2001
	(In thousands)	
Balance, beginning of year	$4,888	$4,780
New loans granted	2,424	2,146
Repayments/reductions	(1,322)	(2,038)
Balance, end of year	$5,990	$4,888

In addition to the above amount of loans, at June 30, 2002 and 2001, there was $43,000 and $48,000, respectively, of outstanding balances on overdraft checking lines for directors, officers and employees.

R. Recently Issued Accounting Standards

In July 2001, the Financial Accounting Standards Board (the "FASB") issued Statement No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 142 requires that upon adoption, amortization of goodwill will cease and instead, the carrying value of goodwill will be evaluated for impairment on an annual basis. Identifiable intangible assets will continue to be amortized over their useful lives and reviewed for impairment upon adoption and then at least annually thereafter. SFAS 142 will be effective for fiscal years beginning after December 15, 2001. The Company has not determined the impact, if any, that this statement will have on its consolidated financial position or results of operations.

In July 2001, the FASB issued Statement No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred, if a reasonable estimate of fair value can be made. The associated asset retirement cost would be capitalized as part of the carrying amount of the long-lived asset. SFAS 143 will be effective for fiscal years beginning after June 15, 2002. The Company has not determined the impact, if any, that this statement will have on its consolidated financial position or results of operations.

In August 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 supersedes Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS 121"). SFAS 144 retains the requirements of SFAS 121 for recognizing and measuring the impairment loss of long-lived assets to be held and used. For long-lived assets to be disposed of by sale, SFAS 144 requires a single accounting model be used for all long-lived assets, whether previously held and used or newly acquired. Long-lived assets to be disposed of other than by sale would be considered held and used until disposition. SFAS 144 also broadens the presentation of discontinued operations in the income statement to include more disposal transactions. SFAS 144 is effective for fiscal years beginning after December 15, 2001. The Company has not determined the impact, if any, that this statement will have on its consolidated financial position or results of operations.

8. Condensed Financial Information of PennFed Financial Services, Inc. (Parent Company Only)

The following are the condensed financial statements for PennFed, parent company only, as of June 30, 2002 and 2001 and for the years ended June 30, 2002, 2001 and 2000 and should be read in conjunction with the Notes to Consolidated Financial Statements.

Condensed Statements of Financial Condition

	June 30,	
	2002	2001
	(In thousands)	
Assets		
Cash	$ 26	$ 25
Intercompany overnight investment	639	1,582
Total cash and cash equivalents	665	1,607
Investment securities held to maturity, at amortized cost	10,968	10,987
Investment in subsidiaries	165,030	153,609
Prepaid Trust Preferred securities expenses	1,963	2,039
Accrued interest receivable	267	267
Other assets	1,201	1,054
	$180,094	$169,563
Liabilities and Stockholders' Equity		
Junior subordinated debentures	$ 47,940	$ 47,940
Intercompany loan payable	7,100	7,100
Unsecured revolving line of credit	3,964	—
Accrued interest payable	633	608
Other accrued expenses and other liabilities	1,696	1,385
Stockholders' equity	118,761	112,530
	$180,094	$169,563

Condensed Statements of Operations

	Year ended June 30,		
	2002	2001	2000
	(In thousands)		
Income			
Interest income on intercompany balances	$ 158	$ 243	$ 301
Interest income on investment securities	988	990	992
Other income	2	4	4
	1,148	1,237	1,297
Expenses			
Interest expense on Junior subordinated debentures	4,425	3,491	3,166
Interest on intercompany loan	466	718	666
Interest on unsecured revolving line of credit	49	159	—
Other expenses	492	428	412
	5,432	4,796	4,244
Loss before undistributed net income of subsidiaries	(4,284)	(3,559)	(2,947)
Equity in undistributed net income of subsidiaries	17,414	14,863	14,819
Income before income taxes	13,130	11,304	11,872
Income tax benefit	(1,453)	(1,209)	(998)
Net income	$14,583	$12,513	$12,870

Condensed Statements of Cash Flows

	Year ended June 30,		
	2002	2001	2000
	(In thousands)		
Cash Flows From Operating Activities:			
Net income	$14,583	$12,513	$12,870
Adjustments to reconcile net income to net cash used in operating activities:			
Equity in undistributed net income of subsidiaries	(17,414)	(14,863)	(14,819)
Amortization of investment securities premium	19	18	15
Amortization of cost of stock plans	—	—	36
Increase in accrued interest payable, net of accrued interest receivable	25	80	4
(Increase) decrease in prepaid Trust Preferred securities expense and other assets	(71)	(840)	1,064
Increase (decrease) in accrued expenses and other liabilities	311	531	(282)
Net cash used in operating activities	(2,547)	(2,561)	(1,110)
Cash Flows From Investing Activities:			
Investment in subsidiary bank	—	(4,200)	—
Investment in Trust II	—	(372)	—
Dividends received from subsidiary bank	8,327	10,492	6,492
Proceeds from principal repayment on ESOP loan	557	519	484
Proceeds from maturities of investment securities	—	—	165
Net cash provided by investing activities	8,884	6,439	7,141
Cash Flows From Financing Activities:			
Increase in unsecured revolving line of credit	3,964	—	—
Proceeds from issuance of junior subordinated debentures	—	12,372	—
Purchases of treasury stock, net of reissuance	(9,567)	(14,148)	(6,568)
Cash dividends paid	(1,676)	(1,316)	(1,341)
Net cash used in financing activities	(7,279)	(3,092)	(7,909)
Net increase (decrease) in cash and cash equivalents	(942)	786	(1,878)
Cash and cash equivalents, beginning of year	1,607	821	2,699
Cash and cash equivalents, end of year	$ 665	$ 1,607	$ 821

T. Quarterly Financial Data (Unaudited)

	Quarter ended			
	2001		2002	
	September 30	December 31	March 31	June 30
	(In thousands, except per share amounts)			
Total interest income	$31,934	$30,330	$28,992	$30,083
Total interest expense	19,779	18,600	17,145	17,338
Net interest income	12,155	11,730	11,847	12,745
Provision for loan losses	550	375	300	400
Non-interest income	845	1,009	1,048	1,315
Non-interest expenses	6,930	6,844	7,027	7,649
Income tax expense	1,967	1,949	1,964	2,156
Net income	$ 3,553	$ 3,571	$ 3,604	$ 3,855
Net income per common share:				
Basic	$ 0.49	$ 0.49	$ 0.50	$ 0.54
Diluted	$ 0.45	$ 0.46	$ 0.47	$ 0.50

	Quarter ended			
	2000		2001	
	September 30	December 31	March 31	June 30
	(In thousands, except per share amounts)			
Total interest income	$30,436	$30,020	$29,657	$30,245
Total interest expense	20,581	20,280	19,364	19,359
Net interest income	9,855	9,740	10,293	10,886
Provision for loan losses	200	125	125	175
Non-interest income	1,059	975	833	947
Non-interest expenses	5,804	5,906	6,313	6,619
Income tax expense	1,734	1,651	1,649	1,774
Net income	$ 3,176	$ 3,033	$ 3,039	$ 3,265
Net income per common share:				
Basic	$ 0.41	$ 0.40	$ 0.40	$ 0.44
Diluted	$ 0.39	$ 0.38	$ 0.38	$ 0.41

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

There has been no Current Report on Form 8-K filed reporting a change of accountants and/or reporting disagreements on any matter of accounting principle or financial statement disclosure.

PART III

Item 10. Directors and Executive Officers of the Registrant

Information Concerning Directors and Executive Officers

Information concerning Directors of the Registrant is incorporated herein by reference from the Registrant's definitive Proxy Statement for the Annual Meeting of Stockholders scheduled to be held on October 23, 2002, except for information contained under the headings "Audit Committee Reports," "Compensation Committee Report on Executive Compensation" and "Stock Performance Presentation," a copy of which will be filed not later than 120 days after the close of the fiscal year. For information concerning Executive Officers of the Registrant who are not also Directors, see "Executive Officers" in Part I of this Annual Report on Form 10-K.

Section 16(a) Beneficial Ownership Reporting Compliance

Information concerning compliance with the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934 by Directors, Officers and ten percent beneficial owners of the Registrant is incorporated herein by reference from the Registrant's definitive Proxy Statement for the Annual Meeting of Stockholders scheduled to be held on October 23, 2002.

Item 11. Executive Compensation

Information concerning executive compensation is incorporated herein by reference from the Registrant's definitive Proxy Statement for the Annual Meeting of Stockholders scheduled to be held on October 23, 2002, except for information contained under the headings "Compensation Committee Report on Executive Compensation" and "Stock Performance Presentation," a copy of which will be filed not later than 120 days after the close of the fiscal year.

Item 12. Security Ownership of Certain Beneficial Owners and Management

Information concerning security ownership of certain beneficial owners and management is incorporated herein by reference from the Registrant's definitive Proxy Statement for the Annual Meeting of Stockholders scheduled to be held on October 23, 2002, except for information contained under the headings "Compensation Committee Report on Executive Compensation" and "Stock Performance Presentation," a copy of which will be filed not later than 120 days after the close of the fiscal year.

Item 13. Certain Relationships and Related Transactions

Information concerning certain relationships and related transactions is incorporated herein by reference from the Registrant's definitive Proxy Statement for the Annual Meeting of Stockholders scheduled to be held on October 23, 2002, except for information contained under the headings "Compensation Committee Report on Executive Compensation" and "Stock Performance Presentation," a copy of which will be filed not later than 120 days after the close of the fiscal year.

Item 14. Controls and Procedures

In the fiscal year ended June 30, 2002, the Registrant did not make any significant changes in, nor take any corrective actions regarding, its internal controls or other factors that could significantly affect these controls. The Registrant periodically reviews its internal controls for effectiveness, but did conduct such a review during the fiscal year ended June 30, 2002. In the future, the Registrant plans to conduct an evaluation of its disclosure controls and procedures each quarter.

PART IV

Item 15. Exhibits, Financial Statement Schedules, and Reports on Form 8-K

(a) (1) Financial Statements:

The following information appearing in Part II, Item 8 of this Form 10-K is incorporated herein by reference.

Independent Auditors' Report

Consolidated Statements of Financial Condition at June 30, 2002 and 2001

Consolidated Statements of Income for the Years Ended June 30, 2002, 2001 and 2000

Consolidated Statements of Comprehensive Income for the Years Ended June 30, 2002, 2001 and 2000

Consolidated Statements of Changes in Stockholders' Equity for the Years Ended June 30, 2002, 2001 and 2000

Consolidated Statements of Cash Flows for the Years Ended June 30, 2002, 2001 and 2000

Notes to Consolidated Financial Statements

(a) (2) Financial Statement Schedules:

All financial statement schedules have been omitted as the information is not required under the related instructions or is not applicable.

(a) (3) Exhibits:

Regulation S-K Exhibit Number	Document	Reference to Prior Filing or Exhibit Number
2	Plan of acquisition, reorganization, arrangement, liquidation or succession	None
3 (i)	Certificate of Incorporation	*
3 (ii)	Bylaws	**
4	Instruments defining the rights of security holders, including indentures	*
4 (i)	Stockholder Protection Rights Agreement	***
9	Voting trust agreement	None
10	Material contracts:	
	(a) Employee Stock Ownership Plan	*
	(b) 1994 Amended and Restated Stock Option and Incentive Plan	****
	(c) Management Recognition Plan	*
	(d) Employment Agreement with Joseph L. LaMonica	****
	(e) Employment Agreement with Patrick D. McTernan	****
	(f) Employment Agreement with Jeffrey J. Carfora	*****
	(g) Employment Agreement with Barbara A. Flannery	****
11	Statement re: computation of per share earnings	11
12	Statements re: computation of ratios	12
13	Annual Report to security holders	Not required
16	Letter re: change in certifying accountant	Not required
18	Letter re: change in accounting principles	None
21	Subsidiaries of the registrant	21
22	Published report regarding matters submitted to vote of security holders	None
23	Consents of independent auditors and counsel	23
24	Power of Attorney	Not required
99	Additional Exhibits	Not applicable

* Filed as exhibits to the Company's Registration Statement on Form S-1 under the Securities Act of 1933, filed with the Securities and Exchange Commission on March 25, 1994 (Registration No. 33-76854). All of such previously filed documents are hereby incorporated herein by reference in accordance with Item 601 of Regulation S-K.

** Filed as an exhibit to the Company's Form 10-K under the Securities Exchange Act of 1934, filed with the Securities and Exchange Commission on September 24, 1999 (File No. 0-24040). Such previously filed document is hereby incorporated by reference in accordance with Item 601 of Regulation S-K.

*** Filed as an exhibit to the Company's Registration Statement on Form 8-A under the Securities Exchange Act of 1934, filed with the Securities and Exchange Commission on March 28, 1996 as amended on Form 8-A/A (the "Form 8-A/A") filed with the Securities and Exchange Commission on February 11, 1998, and as further amended on Form 8-A/A-2 (the "Form 8-A/A-2") filed with the Securities and Exchange Commission on October 14, 1998. The First Amendment to the Stockholders Protection Rights Agreement is filed as an exhibit to the Form 8-A/A and the Second Amendment to the Stockholders Protection Rights Agreement is filed as an exhibit to the Form 8-A/A-2. These documents are hereby incorporated by reference in accordance with Item 601 of Regulation S-K.

**** Filed as exhibits to the Company's Form 10-K under the Securities Exchange Act of 1934, filed with the Securities and Exchange Commission on September 24, 2001 (File No. 0-24040). All of such previously filed documents are hereby incorporated by reference in accordance with Item 601 of Regulation S-K.

***** Filed as an exhibit to the Company's Form 10-Q under the Securities Exchange Act of 1934, filed with the Securities and Exchange Commission on February 14, 2002 (File No. 0-24040). Such previously filed document is hereby incorporated by reference in accordance with Item 601 of Regulation S-K.

(b) Reports on Form 8-K:

There were no reports filed on Form 8-K for the three month period ended June 30, 2002.

Stockholder Information

Executive Offices

622 Eagle Rock Avenue
West Orange, New Jersey 07052
973-669-7366
www.pennfsb.com

PennFed Financial Services, Inc.'s common stock trades on The Nasdaq Stock Market under the symbol "PFSB." In newspaper financial sections, stock information is frequently listed under "PennFedFnl."

The Company's 8.90% Trust Preferred securities also trade on The Nasdaq Stock Market under the symbol "PFSBP."

Transfer Agent and Registrar

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
800-368-5948
www.rtco.com

Mention of PennFed Financial Services, Inc. should be made in all communications.

Information Requests

For additional information on the Company, please contact:
Investor Relations
PennFed Financial Services, Inc.
622 Eagle Rock Avenue
West Orange, New Jersey 07052
973-669-7366, extension 202.
info@pennfsb.com

Independent Auditors

Deloitte & Touche LLP
Two Hilton Court
Parsippany, New Jersey 07054

Special Counsel

Silver, Freedman & Taff, L.L.P.
1700 Wisconsin Avenue, N.W.
Washington, D.C. 20007

PENNFED
FINANCIAL SERVICES, INC.

Penn Federal Savings Bank Branch Offices

SUBURBAN ESSEX REGION

Caldwell *+
265 Bloomfield Avenue
973-226-6200

Fairfield *+
23 Little Falls Road
973-575-1913

Livingston *+
133 South Livingston Avenue
973-533-0070

Montclair
323 Orange Road *+
973-746-9868
and
493 Bloomfield Avenue
973-746-2700

Roseland *+
151 Eagle Rock Avenue
973-364-1993

Upper Montclair *
597 Valley Road
973-746-4400

Verona *+
620 Bloomfield Avenue
973-239-2772

West Orange *+
622 Eagle Rock Avenue
973-669-9517

CITY REGION

East Newark *+
155 Central Avenue
973-483-8383

Harrison *
410 Bergen Street
973-484-7044

Newark
36 Ferry Street *
973-589-8616
and
37 Wilson Avenue *
973-589-0119
and
198 Jefferson Street
973-589-8722

NEW BRANCHES COMING SOON...

Newark
on Chestnut Street
(with parking and
drive-up service)

Union
on Morris Avenue

CENTRAL/SOUTHERN REGION

Bayville *+
340 Atlantic City Blvd.
(Route 9 South)
732-237-0007

Brick
1696 Route 88 West
732-458-7272

Farmingdale *+
77 Main Street
732-938-3380

Marlboro +
471 County Road 520
732-946-8692

Old Bridge
in Pathmark
1043 US Hwy 9 North
732-727-4800

Sayreville *+
77 Main Street
732-254-3600

Toms River *+
916 Fischer Boulevard
732-573-9615

* ATM service available
+ Drive-up service available

www.pennfsb.com

PENNFED
FINANCIAL SERVICES, INC.

Executive Offices 622 Eagle Rock Avenue, West Orange, New Jersey 07052 973-669-7366